HALLIBURTON

Notice of Annual Meeting
Proxy Statement
2011 Annual Report on Form 10-K

HALLIBURTON

April 3, 2012

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Halliburton Company. The meeting will be held on Wednesday, May 16, 2012 at 9:00 a.m. Central Daylight Time at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

At the meeting, stockholders are being asked to:

- elect the eleven nominees named in the attached proxy statement to serve on the Board of Directors for the coming year;
- ratify the selection of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for 2012;
- consider advisory approval of our executive compensation; and
- act on a proposal to amend and restate the Halliburton Company Stock and Incentive Plan.

Please refer to the proxy statement for detailed information on each of these proposals.

It is very important that your shares are represented and voted at the meeting. If you attend the meeting, you may vote in person even if you have previously voted.

We appreciate the continuing interest of our stockholders in the business of Halliburton, and we hope you will be able to attend the Annual Meeting.

Sincerely,

DAVID J. LESAR
Chairman of the Board, President and Chief Executive Officer

HALLIBURTON

Notice of Annual Meeting of Stockholders

to be held May 16, 2012

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Stockholders on Wednesday, May 16, 2012 at 9:00 a.m. Central Daylight Time at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024. At the meeting, the stockholders will be asked to consider and act upon the matters discussed in the attached proxy statement as follows:

1. To elect the eleven nominees named in the attached proxy statement as Directors to serve for the ensuing year and until their successors shall be elected and shall qualify.
2. To consider and act upon a proposal to ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year 2012.
3. To consider and act upon advisory approval of our executive compensation.
4. To consider and act upon management's proposal to amend and restate the Halliburton Company Stock and Incentive Plan.
5. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set the close of business on March 19, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

This year we are furnishing proxy materials to our stockholders over the Internet. On or about April 3, 2012, we mailed our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2012 proxy statement and 2011 Annual Report on Form 10-K and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the proxy statement and Form 10-K on the Internet.

IF YOU PLAN TO ATTEND:

Attendance at the meeting is limited to stockholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each stockholder holding stock in a brokerage account will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you will be asked to present valid picture identification, such as a driver's license or passport.

By order of the Board of Directors,

Christina M. Ibrahim

CHRISTINA M. IBRAHIM
Vice President and Corporate Secretary

April 3, 2012

You are urged to vote your shares as promptly as possible by following the voting instructions in the Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The proxy statement is solicited by the Board of Directors of Halliburton Company. By executing and returning the enclosed proxy, by following the enclosed voting instructions or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

The Notice of Internet Availability of Proxy Materials is being sent to stockholders on or about April 3, 2012. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2011 accompanies this proxy statement. The Annual Report on Form 10-K shall not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the Annual Meeting will begin at 9:00 a.m. Please note that we will ask you to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

You may not bring cameras, recording equipment, electronic devices, large bags, briefcases or packages into the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, you can only vote your shares if you have voted via the Internet, by telephone or returned a properly executed proxy; and in these cases, your shares will be voted as you specify. If you do not specify a vote, the shares will be voted in accordance with the recommendations of the Board of Directors. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the stockholders entitled to vote at the Annual Meeting is the close of business on March 19, 2012. Our common stock, par value $2.50, is the only class of capital stock that is outstanding. As of March 19, 2012, there were 923,039,195 shares of common stock outstanding. Each of the outstanding shares of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the Annual Meeting. We will keep a complete list of stockholders entitled to vote at our principal executive office for ten days before, and will also have the list available at the Annual Meeting. Our principal executive office is located at 3000 N. Sam Houston Parkway E., Administration Building, Houston, Texas 77032.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons appointed by us to act as election inspectors for the Annual Meeting. Except as set forth below, the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter will be the act of the stockholders. Shares for which a stockholder has elected to abstain on a matter will count for purposes of determining the presence of a quorum and will have the effect of a vote against the matter.

Each Director shall be elected by the vote of the majority of the votes cast, provided that if the number of nominees exceeds the number of Directors to be elected and any stockholder-proposed nominee has not been withdrawn before the tenth (10th) day preceding the day we mail the Notice of Internet Availability of Proxy Materials to stockholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director; we will not count abstentions.

The election inspectors will treat broker non-vote shares, which are shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote, however, those shares will not have any effect on that matter. Those shares may be entitled to vote on other matters.

In accordance with our confidential voting policy, the stockholders' votes will not be disclosed to our officers, Directors or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against us;
- when disclosure is voluntarily made or requested by the stockholder;
- when the stockholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors and the tabulators of all proxies, ballots and voting tabulations are independent and are not our employees.

ELECTION OF DIRECTORS

(Item 1)

The eleven nominees listed below are presently our Directors. Murry S. Gerber was elected to the Board of Directors on January 10, 2012. Mr. Gerber is proposed for the first time for election to the Board of Directors by the stockholders. The common stock represented by the proxies will be voted to elect the eleven nominees as Directors unless we receive contrary instructions. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected. The Directors elected will serve for the ensuing year and until their successors are elected and qualify.

Information about Nominees for Director



ALAN M. BENNETT, 61, Retired President and Chief Executive Officer, H&R Block, Inc. (a tax and financial services provider); President and Chief Executive Officer, H&R Block, Inc., 2010-2011; Interim Chief Executive Officer, H&R Block, Inc., 2007-2008; Senior Vice President and Chief Financial Officer, Aetna, Inc., 2001-2007; joined Halliburton Company Board in 2006; Chairman of the Audit Committee and member of the Nominating and Corporate Governance Committee. Current Director of Fluor Corporation (since 2011) and TJX Companies, Inc. (since 2007). Former Director of H&R Block, Inc. (2008-2011) and Bausch & Lomb (2004-2008). The Board determined that Mr. Bennett should be nominated for election as a Director because of his financial expertise, ranging from internal audit to corporate controller to chief financial officer of a large, public company. He is a certified public accountant and also has chief executive officer experience.



JAMES R. BOYD, 65, Retired Chairman of the Board, Arch Coal, Inc. (one of the largest United States coal producers); Chairman of the Board, Arch Coal, Inc., 1998-2006; joined Halliburton Company Board in 2006; Chairman of the Compensation Committee and member of the Audit Committee. Current Director of Arch Coal, Inc. (since 1990). The Board determined that Mr. Boyd should be nominated for election as a Director because of his experience as a chief executive officer, chairman and lead director of a large company and his career experience in corporate business development, operations, and strategic planning.



MILTON CARROLL, 61, Chairman of the Board, CenterPoint Energy, Inc. (a public utility holding company) since 2002 and Chairman of Instrument Products, Inc. (a private oil-tool manufacturing company) since 1977; joined Halliburton Company Board in 2006; member of the Compensation and the Nominating and Corporate Governance Committees. Chairman of Health Care Service Corporation (since 2002) and Director (since 1998). Current Director of Western Gas Partners, L.P. (since 2008), LyondellBasell Industries (since 2010), and LRR Energy, L.P. (since 2011). Former Director of EGL, Inc. (2003-2007). The Board determined that Mr. Carroll should be nominated for election as a Director because of his public company board experience as an independent director and knowledge of the oil and natural gas services industry.



NANCE K. DICCIANI, 64, Retired President and Chief Executive Officer, Honeywell International Specialty Materials (a diversified technology and manufacturing company); President and Chief Executive Officer, Honeywell International Specialty Materials, 2001-2008; joined the Halliburton Company Board in 2009; member of the Audit and the Health, Safety and Environment Committees. Current Director of Rockwood Holdings, Inc. (since 2008) and Praxair, Inc. (since 2008). Trustee of Villanova University (since 2009). The Board determined that Ms. Dicciani should be nominated for election as a Director because of her technical expertise in the chemical industry, international operations expertise, and her executive experience as a chief executive officer of a multi-billion dollar strategic business group of a major multinational corporation.



MURRY S. GERBER, 59, Retired Executive Chairman of the Board, EQT Corporation (a leading producer of unconventional natural gas); Executive Chairman of the Board, EQT Corporation, 2010-2011; Chairman and Chief Executive Officer, EQT Corporation, 2000-2010; Chief Executive Officer and President, EQT Corporation, 1998-2007; joined Halliburton Company Board in 2012; member of the Audit and the Compensation Committees. Current Director of BlackRock, Inc. (since 2000). Trustee of Augustana College (since 1996). Former Director of EQT Corporation (2000-2012). The Board determined that Mr. Gerber should be nominated for election as a Director because of his executive leadership skills and his experience with the Marcellus shale and unconventional oil and natural gas basins.



S. MALCOLM GILLIS, 71, University Professor, Rice University since 2004; President, Rice University, 1993-2004; joined Halliburton Company Board in 2005; Chairman of the Health, Safety and Environment Committee and member of the Audit Committee. Current Director of AECOM Technology (since 1998) and Service Corporation International (since 2004). Former Director of Electronic Data Systems Corporation (2005-2008) and Introgen Therapeutics, Inc. (2004-2009). The Board determined that Dr. Gillis should be nominated for election as a Director because of his economics and academic expertise, his executive expertise as president of a major research university and his public company board experience.



ABDALLAH S. JUM'AH, 70, Retired President and Chief Executive Officer of Saudi Arabian Oil Company (Saudi Aramco) (the world's largest producer of crude oil); President and Chief Executive Officer of Saudi Aramco, 1995-2008; joined the Halliburton Company Board in 2010; member of the Health, Safety and Environment and the Nominating and Corporate Governance Committees. Former Vice Chairman of the International Advisory Board at King Fahd University of Petroleum and Minerals (2007-2009). The Board determined that Mr. Jum'ah should be nominated for election as a Director because of his industry expertise, including significant international business experience in the eastern hemisphere, and his executive experience as president and chief executive officer leading the world's largest producer of crude oil.



DAVID J. LESAR, 58, Chairman of the Board, President and Chief Executive Officer of the Company since 2000; joined Halliburton Company Board in 2000. Current Director of Agrium, Inc. (since 2010). Former Director of Lyondell Chemical Company (2000-2007). The Board determined that Mr. Lesar should be nominated for election as a Director because of his industry expertise, financial expertise, and in-depth knowledge of Halliburton and its business.



ROBERT A. MALONE, 60, President and Chief Executive Officer, The First National Bank of Sonora, Texas (a community bank) since 2009. Executive Vice President of BP plc and Chairman of the Board and President, BP America Inc. (one of the nation's largest producers of oil and natural gas), 2006-2009; joined Halliburton Company Board in 2009; member of the Compensation and the Health, Safety and Environment Committees. Current Director of Peabody Energy Company (since 2009). The Board determined that Mr. Malone should be nominated for election as a Director because of his industry expertise and his executive leadership experience, including crisis management and safety performance.



J. LANDIS MARTIN, 66, Founder and Managing Director, Platte River Ventures L.L.C. (a private equity firm) since 2005; Chairman (1989-2005) and Chief Executive Officer (1995-2005), Titanium Metals Corporation; joined Halliburton Company Board in 1998; Lead Director and member of the Health, Safety and Environment and the Nominating and Corporate Governance Committees. Current Lead Director of Apartment Investment and Management Company (Director since 1994), Chairman (since 2002) and Director (since 1995) of Crown Castle International Corporation, and Lead Director of Intrepid Potash, Inc. (since 2008). The Board determined that Mr. Martin should be nominated for election as a Director because of his industry expertise, his executive and board leadership experience, and knowledge of our operations.



DEBRA L. REED, 55, Chief Executive Officer, Sempra Energy (an energy infrastructure and regulated holding company) since 2011; Executive Vice President, Sempra Energy (2010-2011); President and Chief Executive Officer, Southern California Gas Company and San Diego Gas & Electric Company (2006-2010); joined Halliburton Company Board in 2001; Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee. Current Director of Sempra Energy (since 2011). Former Director of Avery Dennison Corporation (2009-2011) and of Genentech, Inc. (2005-2009). The Board determined that Ms. Reed should be nominated for election as a Director because of her executive, operational, financial, and administrative expertise, and her experience as an independent director on public company boards.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information about persons or groups, based on information contained in Schedules 13G filed with the Securities and Exchange Commission, or SEC, reflecting beneficial ownership, who own or have the right to acquire more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.	65,073,197(1)	7.07%
40 East 52nd Street, New York, NY 10022		
FMR, LLC	48,858,265(2)	5.31%
82 Devonshire Street, Boston, Massachusetts 20109		

(1) BlackRock, Inc. is a parent holding company and is deemed to be the beneficial owner of 65,073,197 shares. BlackRock, Inc. has sole power to vote or to direct the vote of 65,073,197 shares and has sole power to dispose or to direct the disposition of 65,073,197 shares.

(2) The number of shares reported includes 42,634,158 shares beneficially owned by Fidelity Management & Research Company, 296,095 shares beneficially owned by Fidelity Management Trust Company, 110,892 shares beneficially owned by Strategic Advisers, Inc., 1,030,540 shares beneficially owned by Pyramis Global Advisors, LLC, 2,983,000 shares beneficially owned by Pyramis Global Advisors Trust Company, 36,880 shares owned by Edward C. Johnson 3d, and 1,766,700 shares beneficially owned by FIL Limited. FMR LLC has sole power to vote or to direct the voting of 4,616,449 shares. FMR LLC has sole dispositive power over 48,858,265 shares. FMR believes that it and FIL Limited are not acting as a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, but FMR made the filing as if it beneficially owns the shares of FIL Limited.

The following table sets forth, as of March 13, 2012, the amount of our common stock owned beneficially by each Director, each Director Nominee, each of the executive officers named in the Summary Compensation Table and all Directors, Director Nominees and executive officers as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership		
	Sole Voting and Investment Power(1)	Shared Voting or Investment Power	Percent of Class
Alan M. Bennett	27,236		*
James R. Boyd	47,236		*
James S. Brown	475,743		*
Milton Carroll	20,271		*
Nance K. Dicciani	19,843		*
Murry S. Gerber	32,000		*
S. Malcolm Gillis	28,762		*
Abdallah S. Jum'ah	9,126		*
David J. Lesar	1,525,568	78,250(2)	*
Robert A. Malone	14,843		*
J. Landis Martin	96,764		*
Mark A. McCollum	241,427		*
Lawrence J. Pope	254,161		*
Joe D. Rainey	217,871		*
Debra L. Reed	33,562	500(3)	*
Shares owned by all current Directors, Director Nominees and executive officers as a group (20 persons)	3,765,641		*

* Less than 1% of shares outstanding.

(1) Included in the table are shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of March 13, 2012 for the following: Mr. Brown — 85,067; Mr. Lesar — 848,716; Mr. McCollum — 97,134; Mr. Pope — 83,834;

Mr. Rainey — 48,565 and five unnamed executive officers — 310,972. Until the options are exercised, these individuals will neither have voting nor investment power over the underlying shares of common stock but only have the right to acquire beneficial ownership of the shares through exercise of their respective options.

(2) 78,250 shares held by spouse.

(3) Ms. Reed has shared voting and investment power over 500 shares held in her husband's Individual Retirement Account.

CORPORATE GOVERNANCE

Our Board has long maintained a formal statement of its responsibilities and corporate governance guidelines to ensure effective governance in all areas of its responsibilities. Our corporate governance guidelines have been reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board. Our Board's Corporate Governance Guidelines, as revised in March 2010, can be found on the Corporate Governance page of our website under Investors on *www.halliburton.com* and in Appendix A to this proxy statement.

Our Board also wants our stockholders to understand how the Board conducts its affairs in all areas of its responsibility. The full text of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees' charters are available on our website.

On our website, we have posted our Code of Business Conduct, which applies to all of our employees and Directors and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions. Any waivers to our code of ethics for our executive officers can only be made by our Audit Committee. There were no waivers of the code of ethics in 2011.

Our Board is charged with approving related persons transactions involving our Directors, executive officers or any nominees for Director and any greater than 5% stockholders and their immediate family members. We have adopted a policy governing related persons transactions. The types of transactions covered by this policy are transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which (1) we and our subsidiaries were or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director of, or holding less than a 10 percent beneficial ownership interest in, another entity). The Board will only approve related persons transactions when the Board determines such transactions are in our best interests or the best interests of our stockholders. In determining whether to approve or ratify a related person transaction, the Board will apply the following standards and such other standards it deems appropriate:

- whether the related person transaction is on terms comparable to terms generally available with an unaffiliated third-party under the same or similar circumstances;
- the benefits of the transaction to us;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

THE BOARD OF DIRECTORS AND STANDING COMMITTEES OF DIRECTORS

The Board has standing Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees. Each of the standing committees are comprised of non-employee Directors, and in the business judgment of the Board, all of the non-employee Directors are independent. The Board has made the determination regarding the independence of non-employee Directors based on the independence standards set forth in our corporate governance guidelines.

Our independence standards, which meet the requirements of the New York Stock Exchange, or NYSE, provide that a Director will be considered independent if he or she:

- has not been employed by us or our affiliates in the preceding three years and no member of the Director's immediate family has been employed as one of our or our affiliates' executive officers in the preceding three years;

- has not received, and does not have an immediate family member that has received for service as one of our executive officers, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from us, other than director's fees, committee fees or pension or deferred compensation for prior service;
- is not (A) a current partner or employee of our independent auditor, and (B) was not during the past three calendar years a partner or employee of our independent auditor and personally worked on our audit;
- does not have an immediate family member who (A) is a current partner of our independent auditor, (B) is a current employee of our independent auditor who personally works on our audit, and (C) was during the past three calendar years, a partner or employee of our independent auditor and personally worked on our audit;
- is not a current employee of one of our or our affiliates' customers or suppliers and does not have an immediate family member who is a current executive officer of one of our or our affiliates' customers or suppliers that made payments to, or received payments from, us or our affiliates in an amount which exceeds the greater of $1 million or 2% of our customer's or supplier's consolidated gross revenues within any of the preceding three years; and
- has not been within the preceding three years part of an interlocking directorate in which our chief executive officer or another of our executive officers serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

There were no transactions, relationships or arrangements not disclosed in this proxy statement that were considered by the Board in making its determination as to the independence of the Directors. The definition of independence and compliance with this policy is periodically reviewed by the Nominating and Corporate Governance Committee.

During the last fiscal year, the Board met on 17 occasions, the Audit Committee met on 8 occasions, the Compensation Committee met on 5 occasions, the Health, Safety and Environment Committee met on 3 occasions, and the Nominating and Corporate Governance Committee met on 5 occasions. The non-employee Directors of the Board met in executive session, with no Halliburton personnel present, on 5 occasions. All members of the Board attended at least 75% of the total number of meetings of the Board and the committees on which he or she served during the last fiscal year. Our corporate governance guidelines provide that all Directors should attend our Annual Meeting. All of our Directors attended the 2011 Annual Meeting.

Our By-laws give the Board the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separate. Our Board of Directors has chosen to combine the roles of Chief Executive Officer and Chairman of the Board, which positions are held by Mr. Lesar. The Board believes that having Mr. Lesar fill both roles remains the best leadership structure for us at this time. Mr. Martin is our Lead Director. As Lead Director, he presides over the executive sessions of the non-employee Directors. Mr. Martin also reviews and approves the agenda items to be considered at meetings of the Board of Directors. Except for Mr. Lesar, the Board is composed of independent Directors. We had a practice of having key committees of the Board comprised of independent directors long before the enactment of the Sarbanes-Oxley Act of 2002 and the implementation of the NYSE Corporate Governance Rules mandating this. As a result, we have established, existing and independent processes for the effective oversight of critical issues entrusted to independent Directors, such as the integrity of our financial statements, CEO and senior management compensation, Board evaluation, and selection of Directors.

For the above reasons, the Board does not believe that a separation of the CEO and Chairman positions would provide any meaningful additional oversight. Moreover, the Board believes its current leadership structure positions us to achieve the optimal result for our stockholders. At the present time, the Board firmly believes that combining the offices contributes to a more efficient and effective Board. Because the CEO bears primary responsibility for managing our day-to-day business, the Board believes that Mr. Lesar is best suited to chair Board meetings and ensure that key business issues and stockholders' interests are brought to the attention of the Board.

We have implemented an Enterprise Risk Management system to identify and analyze enterprise level risks and their potential impact on us. At least annually, our Senior Vice President and Treasurer, who heads our Risk Management Committee, reports to the Audit Committee of the Board of Directors on our policies with respect to risk assessment and risk management. Our executive officers are assigned responsibility for the various categories of risk, with the Chief Executive Officer being ultimately responsible to the Board of Directors for all risk categories. The responsibility of the Chief Executive Officer for all risk matters is consistent with his being primarily responsible for managing our day-to-day business.

To foster better communication with our stockholders, we established a process for stockholders to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE and the SEC. The methods of communication with the Board, which follow, include mail, a dedicated telephone number and an e-mail address.

Contact the Board

You may choose one of the options listed below to report complaints about our accounting, internal accounting controls or auditing matters to the Audit Committee, or other concerns to the Board.

- Complaints relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.
- Other concerns will be referred to the Lead Director.
- All complaints and concerns will be received and processed by our Director of Business Conduct.
- Concerns may be reported anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:
    - required or advisable in connection with any governmental investigation or report;
    - in the interests of Halliburton, consistent with the goals of our Code of Business Conduct; or
    - required or advisable in our legal defense of the matter.

Call	Write	E-mail
888.312.2692 or 770.613.6348	Board of Directors c/o Director of Business Conduct Halliburton Company P.O. Box 42806 Houston, Texas 77242-2806	BoardofDirectors@halliburton.com

Halliburton's Director of Business Conduct, an employee, reviews all stockholder communications directed to the Audit Committee and the Board. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and significant communications addressed to a named Director are promptly sent to the Director. Copies of all communications are available for review by any Director.

Information regarding these methods of communication is also on our website, *www.halliburton.com*, under "Corporate Governance."

Members of the Committees of the Board of Directors

Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Alan M. Bennett*	James R. Boyd*	Nance K. Dicciani	Alan M. Bennett
James R. Boyd	Milton Carroll	S. Malcolm Gillis*	Milton Carroll
Nance K. Dicciani	Murry S. Gerber	Abdallah S. Jum'ah	Abdallah S. Jum'ah
Murry S. Gerber	Robert A. Malone	Robert A. Malone	J. Landis Martin
S. Malcolm Gillis	Debra L. Reed	J. Landis Martin	Debra L. Reed*

* Chairperson

Audit Committee

Our Audit Committee consists of Directors who, in the business judgment of the Board, are independent under SEC regulations and the NYSE listing standards. In addition, in the business judgment of the Board, all five members of the Audit Committee, Alan M. Bennett, James R. Boyd, Nance K. Dicciani, Murry S. Gerber, and S. Malcolm Gillis, have accounting or related financial management experience required under the listing standards and have been designated by the Board as "audit committee financial experts". The Audit Committee's role is one of oversight, while our management is responsible for preparing financial statements. The independent public accounting firm appointed to audit our financial statements (the "principal independent public accountants") is responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance as to our financial statements or any professional certification as to the principal independent public accountants' work. The following functions are the key responsibilities of the Audit Committee in carrying out its oversight:

- Recommending the appointment of the principal independent public accountants to the Board, and together with the Board, being responsible for the appointment, compensation, retention and oversight of the work of the principal independent public accountants;
- Reviewing the scope of the principal independent public accountants' examination and the scope of activities of the internal audit department;
- Reviewing our financial policies and accounting systems and controls;
- Reviewing audited financial statements and interim financial statements;
- Preparing a report for inclusion in our proxy statement regarding the Audit Committee's review of audited financial statements for the last fiscal year which includes a statement on whether it recommends that the Board include those financial statements in the Annual Report on Form 10-K;
- Approving the services to be performed by the principal independent public accountants; and
- Reviewing and assessing the adequacy of the Audit Committee's Charter annually and recommending revisions to the Board.

The Audit Committee also reviews compliance with our Code of Business Conduct. The Audit Committee meets separately with the principal independent public accountants, internal auditors and management to discuss matters of concern, and to receive recommendations or suggestions for change and to exchange relevant views and information.

Compensation Committee

The primary function of the Compensation Committee is to ensure that our compensation program is effective in attracting, retaining and motivating key employees, that it reinforces business strategies and objectives for enhanced stockholder value and that the program is administered in a fair and equitable manner consistent with established policies and guidelines.

The Compensation Committee's responsibilities include, but are not limited to:

- Developing and approving an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;
- Reviewing and discussing the annual Compensation Discussion and Analysis disclosure with executive management, and determining whether to recommend to the Board that the Compensation Discussion and Analysis be included in our annual proxy statement or Annual Report on Form 10-K;
- Reviewing the evaluation of the CEO's performance by the non-employee members of the Board and then, based upon such evaluation, making a recommendation to the non-employee members of the Board regarding the CEO's compensation for the next year;
- Specifically reviewing and approving all actions relating to compensation, promotion and employment-related arrangements (including severance arrangements) for specified officers of Halliburton, its subsidiaries and affiliates;

- Establishing annual performance criteria and reward schedules under our Annual Performance Pay Plan (or any other similar or successor plans) and certifying the performance level achieved and reward payments at the end of each plan year;
- Establishing performance criteria and award schedules under our Performance Unit Program (or any other similar or successor plans) and certifying the performance level achieved and award payments at the end of each performance cycle;
- Approving any other incentive or bonus plans applicable to specified officers of Halliburton, its subsidiaries and affiliates;
- Administering awards under our Stock and Incentive Plan and our Supplemental Executive Retirement Plan (or any other similar or successor plans);
- Selecting an appropriate peer group or peer groups against which to measure our total executive compensation program;
- Reviewing and approving or recommending to the Board, as appropriate, major changes to, and taking administrative actions associated with, any other forms of non-salary compensation under its purview;
- Reviewing and approving the stock allocation budget among all employee groups of Halliburton, its subsidiaries and affiliates;
- Periodically monitoring and reviewing overall compensation program design and practice to ensure continued competitiveness, appropriateness and alignment with established philosophies, strategies and guidelines;
- Reviewing and approving appointments to the Administrative Committee which oversees the day-to-day administration of some of our non-qualified executive compensation plans;
- Retaining persons having special competence (including consultants and other third-party service providers) as necessary to assist the Compensation Committee in fulfilling its responsibilities and maintaining the sole authority to retain and terminate these persons, including the authority to approve fees and other retention terms; and
- Performing such other duties and functions as the Board may from time to time delegate.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee's responsibilities include, but are not limited to:

- Reviewing and assessing our health, safety and environmental policies and practices and proposing modifications or additions as needed;
- Overseeing the communication and implementation of these policies throughout Halliburton;
- Reviewing annually the health, safety and environmental performance of our operating units and their compliance with applicable policies and legal requirements; and
- Identifying, analyzing and advising the Board on health, safety and environmental trends and related emerging issues.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Reviewing periodically the corporate governance guidelines adopted by the Board and recommending revisions to the guidelines as appropriate;
- Developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations;
- Reviewing and periodically updating the criteria for Board membership and evaluating the qualifications of each Director candidate against the criteria;
- Assessing the appropriate mix of skills and characteristics required of Board members;
- Identifying and screening candidates for Board membership;
- Establishing procedures for stockholders to recommend individuals for consideration by the Committee as possible candidates for election to the Board;

- Reviewing annually each Director's continuation on the Board and recommending to the Board a slate of Director nominees for election at the Annual Meeting of Stockholders;
- Recommending candidates to fill vacancies on the Board;
- Reviewing periodically the status of each Director to assure compliance with the Board's policy that at least two-thirds of Directors meet the definition of independent Director;
- Reviewing the Board's committee structure, and recommending to the Board for its approval Directors to serve as members and as Chairs of each committee;
- Reviewing annually any stockholder proposals submitted for inclusion in our proxy statement and recommending to the Board any statements in response; and
- Reviewing periodically our Director compensation practices, conducting studies and recommending changes, if any, to the Board.

Stockholder Nominations of Directors. Stockholders may nominate Directors at an Annual Meeting of Stockholders in the manner provided in our By-laws. The By-laws provide that a stockholder entitled to vote for the election of Directors may make nominations of persons for election to the Board at a meeting of stockholders by complying with required notice procedures. Nominations shall be made pursuant to written notice to the Vice President and Corporate Secretary at the address set forth on page 1 of this proxy statement, and for the Annual Meeting of Stockholders in 2013, must be received at our principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the 2012 Annual Meeting of Stockholders, or no later than February 15, 2013 and no earlier than January 16, 2013. The notice shall set forth:

- as to each person the stockholder proposes to nominate for election or reelection as a Director:
  - the name, age, business address and residence address of the person;
  - the principal occupation or employment of the person;
  - the class and number of shares of our common stock that are beneficially owned by the person, including derivatives, hedged positions and other economic or voting interests;
  - a statement whether the nominee intends to tender the advance resignation described in Section 4 of our By-laws;
  - any undisclosed voting commitments or other arrangements with respect to the proposed nominee's actions as a director;
  - other arrangements or matters that would prevent the proposed nominee from being considered an independent director under our Corporate Governance Guidelines and applicable stock exchange listing standards; and
  - all other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and
- as to the stockholder giving the notice:
  - the name and record address of the stockholder; and
  - the class and number of shares of our common stock that are beneficially owned by the stockholder, including derivatives, hedged positions and other economic or voting interests; and
- information as to any material relationships, including financial transactions and compensation, between the stockholder and the proposed nominee.

The proposed nominee may be required to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as a Director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

Qualifications of Directors. Candidates nominated for election or reelection to the Board should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind;
  - practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to us and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about our principal operations;
- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to us and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria. In selecting Director nominees, the Board first considers the personal characteristics and business experience criteria as set forth in our Corporate Governance Guidelines. We also identify nominees based on our specific needs and the needs of our Board at the time a nominee is sought. We value all types of diversity, including diversity of our Board of Directors. In evaluating the overall mix of qualifications for a potential nominee, the Board also takes into account overall Board diversity in personal background, race, gender, age and nationality.

Process for the Selection of New Directors. The Board is responsible for filling vacancies on the Board. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, our management, and stockholders. The Committee may retain an independent executive search firm to identify and/or assist in evaluating candidates for consideration. The Committee retained the executive search firm, Spencer Stuart, who conducted a director search and identified Murry S. Gerber. Mr. Gerber was placed on the Board on January 10, 2012. A stockholder who wishes to recommend a prospective candidate should notify our Vice President and Corporate Secretary.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION OBJECTIVES

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies; and
- Maximize the return on our human resource investment.

These objectives serve to assure our long-term success and are built on the following compensation principles:

- Executive compensation is managed from a total compensation perspective (i.e., base salary, short- and long-term incentives and retirement are reviewed altogether).
- Consideration is also given to each component of the total compensation package in order to provide our Named Executive Officers, or NEOs, with competitive, market-driven compensation opportunities.
- All elements of compensation are compared to the total compensation packages of a comparator peer group that includes both competitors and general industry that reflect the markets in which we compete for business and people.

Executive Compensation Procedures

Our compensation procedures guide the actions taken by the Compensation Committee, or Committee. This ensures consistency from year to year and adherence to the responsibilities listed in the Committee's Charter. The Committee reviews and approves total compensation annually, which includes:

- Selecting and engaging an external, independent consultant;
- Identifying the comparator peer group companies;
- Reviewing market data on benchmark positions; and
- Reviewing performance results against operating plans and our comparator peer group.

These procedures set the platform for the final determination of total compensation for our NEOs.

Our internal stock nomination process under the Halliburton Company Stock and Incentive Plan ensures that all award grant dates are prospective and not retroactive. For NEOs, the grant date is the day the Committee determines annual compensation actions, generally in December of each year. However, awards may be approved by the Committee throughout the year as they determine, such as for retention or performance purposes. Exercise prices are set at the closing stock price on the date of the approved grant. Actual stock grants authorized for NEOs in 2011 are reflected in the Summary Compensation Table and the Grants of Plan-Based Awards in Fiscal 2011 and Outstanding Equity Awards at Fiscal Year End 2011 tables.

Role of the CEO in Setting Compensation

The CEO does not provide recommendations concerning his own total compensation. Neither he nor other members of our management are present when the CEO's total compensation is discussed by the Committee. The Committee discusses the elements of his total compensation in executive session and makes a recommendation to all of the non-employee members of the Board for discussion and final approval.

The CEO does assist the Committee in setting executive compensation for the other NEOs. The CEO along with the independent, external consultant to the Committee, are guided by our compensation principles. They also consider current business conditions and make the following recommendations to the Committee:

- Base salary increases, taking into account comparator peer group data, and the NEO's individual performance and role within the company.
- Performance measures, target goals, and award schedules for short-term incentive opportunities under our performance pay plan with performance targets being set relative to the projected business cycle and business plan.
- Long-term incentive awards made under the Halliburton Company Stock and Incentive Plan, including developing and providing specific recommendations to the Committee on the aggregate number and types of shares to be awarded annually, reviewing the rationale and guidelines for annual stock awards, and recommending changes to the grant types, when appropriate.
- Discretionary retirement awards, as awarded under the Halliburton Company Supplemental Executive Retirement Plan, which are calculated by an external actuary.

Use of Independent Consultants and Advisors

The Committee engaged Pearl Meyer & Partners, or PM&P, as its independent, external compensation consultant during 2011. PM&P provides only executive compensation consulting services for the Committee and does not provide any other services to us. The primary responsibilities of the independent, external compensation consultant are to:

- Provide the Committee with independent and objective market data;
- Conduct compensation analysis;
- Recommend potential changes to the comparator peer group;
- Recommend plan design changes;
- Advise on risks associated with compensation plans; and
- Review and advise on pay programs and pay levels.

These services are provided as requested by the Committee throughout the year.

Executive Compensation Benchmarking

The companies comprising the comparator peer group are selected based on the following considerations:

- Market capitalization;
- Revenue and number of employees;
- Scope in terms of global impact and reach; and
- Industry affiliation.

Industry affiliation includes companies that are involved in the oil and natural gas and energy services industries. The comparator peer group is reviewed annually by the Committee to ensure relevance, with data provided to the Committee by the independent, external consultant. The Committee targets between twenty and twenty-five companies for its comparator peer group.

Comparator Peer Group

The 2011 comparator peer group was composed of specific peer companies within the energy industry as well as selected companies representing general industry. This peer group was utilized to determine market levels of total compensation for the 2011 calendar year.

Changes were made to the comparator peer group from the prior year. Smith International, Inc. was removed for 2011 because it was acquired by another public company. To ensure an appropriate number of companies are in our comparator peer group, Caterpillar Inc. was added for 2011. Caterpillar Inc. was added as a general industry peer due to its revenue scope and market capitalization.

The comparator peer group used for our 2011 compensation review includes the following companies:

- 3M Company
- Anadarko Petroleum Corporation
- Apache Corporation
- Baker Hughes Incorporated
- Caterpillar Inc.
- Deere and Company
- Devon Energy Corporation
- Emerson Electric Co.
- Fluor
- Hess Corporation
- Honeywell International Inc.
- Johnson Controls, Inc.
- Murphy Oil Corporation
- National Oilwell Varco, Inc.
- Occidental Petroleum Corporation
- Raytheon Co.
- Schlumberger Ltd.
- Transocean Ltd.
- Weatherford International, Ltd.
- The Williams Companies, Inc.

A slightly different comparator peer group is utilized for the 2011 cycle Performance Unit Program and is described in the *Long-term Incentives: Performance Units* section.

Role of Market Data

The market data is size adjusted as necessary by revenue so that it is comparable with our trailing twelve month revenue. We size adjust the total compensation benchmarking data because of variances in market capitalization and revenue size among the companies comprising our comparator peer group. These adjusted values are used as the basis of comparison of compensation between our executives and those of the comparator peer group.

Total executive compensation for each NEO is structured to target market competitive pay levels at the 50th percentile in base pay and short- and long-term incentive opportunities, as defined in our Executive Compensation Strategy. We also place an emphasis on variable pay at risk, which enables this compensation structure to position actual pay above or below the 50th percentile of our comparator peer group depending on performance.

A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards, including the Black-Scholes model used to value stock option grants.

The independent, external consultant gathers and performs an analysis of market data to determine how each element of our total compensation for our NEOs compares to that of our comparator peer group and advises the Committee on the market data and its results.

INTEGRATION OF COMPENSATION COMPONENTS, PLAN DESIGN, AND DECISION-MAKING FACTORS

The Committee considers all elements of the executive compensation package for each NEO for the upcoming year in December. The Committee receives historical and prospective breakdowns of the total compensation components for each NEO as follows:

- Individual two-year total compensation history, which includes base salary, short- and long-term incentives, and other benefits and perquisites;
- Total company-awarded stock position, including vested and unvested awards; and

- Detailed supplemental retirement award calculations.

Along with historical and prospective breakdowns, a competitive analysis is prepared by the independent, external consultant for each NEO, comparing each of their individual components of compensation as well as total compensation to that of the comparator peer group. This competitive analysis consists of market data comparing each of the pay elements at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each of the NEOs.

The Committee also reviews the results of the advisory vote on executive compensation held at the prior year's annual meeting and considers those results, along with many other factors, when evaluating our executive compensation program. Because our stockholders approved the compensation paid to our executives as described in the 2011 proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, and because the Committee believes that our compensation program aligns our executive compensation structure with our stockholders' interests and current market practices, the Committee did not implement any changes to our executive compensation program for 2012.

In making compensation decisions, each of the following compensation elements is reviewed separately and collectively:

- Base salary;
- Short-term (annual) incentives;
- Long-term incentives;
- Supplemental executive retirement benefits; and
- Other benefits, including perquisites and broad-based benefits such as health and welfare benefits.

Of these elements, all but base salary and certain health and welfare benefits are variable and at risk of forfeiture. The Committee uses base salary as the primary reference point for determining the target value and actual value of each of the above elements of compensation, individually and in the aggregate, for each NEO. This assists the Committee in confirming that our compensation package for NEOs is appropriate and competitive to our comparator peer group.

The Committee then considers the following subjectively when making final compensation determinations:

- How compensation elements serve to appropriately motivate and reward each NEO;
- Competitively positioning each NEO's total compensation to retain their services;
- Individual NEO performance in reaching financial and operational objectives;
- Sustained levels of performance, future potential, time in position, and years of service; and
- Other factors including operational or functional goals as the Committee determines are appropriate.

These factors are considered on an unweighted basis in making final pay decisions and to ensure internal equity among positions having similar scope and responsibility.

After considering these factors, the Committee then sets the final compensation opportunity for each NEO so that their actual total compensation is consistent with our Executive Compensation Philosophy of paying at the 50th percentile or higher for those years of superior performance and paying below the 50th percentile when performance does not meet competitive standards.

The procedures used to set compensation for each of the NEOs are the same. Variations do exist in the amounts of compensation among the NEOs as a result of each NEO's position and corresponding scope of responsibility, individual performance, length of time in the role and differences in the competitive market pay levels for positions in the comparator peer group.

Generally, in years when we achieve financial results substantially above or below expectations, actual compensation may fall outside the initial targets established by the Committee. These situations can occur, for example, as a result of industry-wide factors such as changes in demand for services.

Determination of CEO and NEO Target Total Compensation

When determining the base salary and stock awards for Mr. Lesar, the Committee takes into consideration competitive market pay levels for the CEOs within the comparator peer group. They also consider Mr. Lesar's accomplishments in the areas of business development and expansion, management succession, development and retention of management, and the achievement of financial and operational objectives.

Each year, Mr. Lesar and the members of the Board agree upon a set of objectives based on the categories listed in our corporate governance guidelines which include:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton and its operating units;
- Performance of the business;
- Development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- Accomplishment of strategic objectives; and
- Development of management.

The Board determined that Mr. Lesar met these objectives in 2011 through the following achievements:

- Halliburton and its business units achieved superior relative performance against competitors on revenue, margins and Return on Capital Employed (performance of the business);
- Visibly led the organization through the business cycle through effective stakeholder communication, high visibility with employees, and increased customer interface (leadership and vision);
- Continued international diversification, capitalized on strategic merger and acquisition opportunities, and developed relationships with key customers (accomplishment of strategic objectives and development and implementation of initiatives to provide long-term economic benefit to Halliburton);
- Maintained unwavering commitment to our Health, Safety and Environment program and ensured that all employees and other key stakeholders understand that an incident-free workplace is achievable and must be driven by leadership and teamwork of our employees (performance of the business and leadership and vision);
- Continued to expose management to the Board, enhanced entire management/employee succession process and focused senior management on talent development initiatives (development of management); and
- Continued to act in a role model capacity as it relates to ethical behavior and communicated regularly with the members of the Board providing status reports and notification of issues of immediate concern (integrity and keeping the Board informed on matters affecting Halliburton and its operating units).

The Committee considers Mr. Lesar's performance evaluation when determining his total compensation, including base salary and short- and long-term incentives, including stock awards.

Other NEO target total compensation is determined similarly to that of the CEO. Actual total compensation, including base salary, stock awards and short- and long-term incentives, for each of our NEOs was targeted to the 50th percentile pay levels of peer positions for 2011.

Base Salary

The Committee targets base salaries at the median of the comparator group in an effort to control fixed costs and to reward for performance in excess of the median through variable components of pay.

In evaluating market comparisons in setting base salary, the Committee also considers the following factors:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions, and marketplace compensation trends.

Base pay amounts for the NEOs are listed in the Summary Compensation Table. For 2011:

- Mr. Lesar did not receive a salary increase for 2011 as his base salary was already aligned with the 50th percentile of our comparator peer group.
- Mr. McCollum received an 8.7% increase in January 2011 to align his base salary with the 50th percentile of our comparator peer group.
- Mr. Brown received a 14.4% increase in January 2011 to align his base salary with the 50th percentile of our comparator peer group.
- Mr. Pope received a 33.8% increase in January 2011 in recognition of his increased scope of responsibilities with the addition of our Supply Chain operations to his areas of responsibility and to align his base salary with the 50th percentile of our comparator peer group.
- Mr. Rainey received a 28.6% increase in January 2011 in recognition of his promotion to President of our Eastern Hemisphere operations and to bring his base salary closer to the 50th percentile of our comparator peer group.

No specific formula is applied to determine the weight of each factor. Salary reviews are conducted annually to evaluate each executive; however, individual salaries are not necessarily adjusted each year.

Short-term (Annual) Incentives

The Committee established the Annual Performance Pay Plan to:

- Reward executives and other key members of management for improving financial results that drive the creation of economic value for our stockholders; and
- Provide a means to connect individual cash compensation directly to our performance.

The Annual Performance Pay Plan provides for performance awards in accordance with the terms of the Halliburton Company Stock and Incentive Program.

The Annual Performance Pay Plan provides an incentive to our NEOs to achieve the business objective of generating more earnings than normally expected by the investors who have provided us with capital to grow our business. We measure achievement of this objective using Cash Value Added, or CVA.

CVA is a financial measurement that demonstrates the amount of economic value added to our business. The formula for calculating CVA is as follows:

Operating Income
+ Interest Income
+ Foreign Currency Gains (Losses)
+ Other Nonoperating Income (Expense), Net

= Net Operating Profit
– Income Taxes

= **Net Operating Profit After Taxes**

Net Invested Capital
x Weighted Average Cost of Capital

= **Capital Charge**

Cash Value Added (CVA) = Net Operating Profit After Taxes – Capital Charge

Net Operating Profit After Taxes equals the sum of operating income plus interest income plus foreign currency gains (losses) plus other nonoperating income (expense), reduced by our expected income tax expense.

Capital Charge equals total assets (excluding deferred income tax assets) less total liabilities (excluding debt and deferred income tax liabilities) multiplied by a weighted average cost of capital percentage.

Cash Value Added is computed monthly and accumulated throughout the calendar year. Adjustments in the calculation of the CVA payout may, at times, be approved by the Committee and can include the treatment of unusual items that may have impacted our actual results.

When determining actual CVA performance, we typically apply a planned income tax rate (which may exclude large, non-recurring drivers of our effective income tax rate) and weighted average cost of capital percentage.

At the beginning of each plan year, the Committee approves an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash. The performance goals range from "Threshold" to "Target" to "Maximum." Threshold reflects the minimum CVA performance level which must be achieved in order for awards to be earned and Maximum reflects the maximum level that can be earned.

These goals are based on our annual operating plan, as reviewed and approved by our Board, and are set at levels believed to be sufficient to meet or exceed stockholder expectations of our performance, as well as expectations of the relative performance of our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty in achieving these goals.

The Committee set the 2011 performance goals for the NEOs based on company-wide consolidated CVA results. Threshold CVA was based on 90% of planned operating income, Target CVA on 100% of planned operating income and Maximum CVA on 110% of planned operating income. The CVA targets for 2011 were $709 million at Threshold, $968 million at Target and $1,213 million at Maximum. Actual CVA for 2011 was $1,412 million.

Individual incentive award opportunities are established as a percentage of base salary at the beginning of the plan year. The maximum amount a NEO can receive is limited to two times the target opportunity level. The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.

The Committee set the NEOs' opportunities under the plan as follows:

NEO	Threshold Opportunity	Target Opportunity	Maximum Opportunity
Mr. Lesar	48%	120%	240%
Mr. McCollum	34%	85%	170%
Mr. Brown	34%	85%	170%
Mr. Pope	30%	75%	150%
Mr. Rainey	34%	85%	170%

Threshold, Target, and Maximum opportunity dollar amounts can be found in the Grants of Plan-Based Awards in Fiscal 2011 table. The earned awards for each NEO are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Over the past ten years, the performance pay plans achieved Maximum performance levels six times, achieved Target performance level two times, and fell short of the Threshold performance level two times.

Long-term Incentives

The Committee established the Stock and Incentive Plan to achieve the following objectives:

- Reward consistent achievement of value creation and operating performance goals;
- Align management with stockholder interests; and
- Encourage long-term perspectives and commitment.

Our Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock and units, performance shares and units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the Stock and Incentive Plan, the Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.

Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and is at-risk based on performance.

For 2011, we used a combination of long-term incentive vehicles, including time-based restricted stock or restricted stock units, performance units, and nonqualified stock options. Except where there is a distinction to make between restricted stock and restricted stock units, this Compensation Discussion and Analysis refers to both restricted stock and restricted stock units as "restricted stock". Operations-based incentives in the form of performance units targeted 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.

Combination of Long-term Incentive Vehicles



Restricted Stock
Performance Units
Stock Options

Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while the Performance Unit Program shifts the focus to improving long-term returns on capital employed, as measured in relation to the comparator peer group.

In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee's review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2011 long-term incentive awards for each NEO were based primarily on market data.

Restricted Stock and Stock Options

Our restricted stock and stock option awards are granted under the Stock and Incentive Plan and the individual awards for each NEO made in 2011 were approved by the Committee and are listed in the Grants of Plan-Based Awards in Fiscal 2011 table.

Restricted stock grants are generally subject to a graded vesting schedule of 20% over 5 years. However, different vesting schedules may be utilized at the discretion of the Committee. Shares of restricted stock receive dividend or dividend equivalent payments. Restricted stock units do not receive dividend or dividend equivalent payments.

Stock option awards vest over a three-year graded vesting period with 33 1/3% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.

The stock and option award columns in the Summary Compensation Table reflect the aggregate grant date fair value of the restricted stock and option awards for each NEO.

Performance Units

The Performance Unit Program was designed to provide NEOs and other selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce our objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities.

The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator peer group companies. The three-year performance period aligns the program's measures with the business cycles of Halliburton and our comparator peer group.

ROCE indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

ROCE=
(Return on Capital Employed)

$$\frac{\text{Net income + after-tax interest expense}}{\text{Shareholders' equity (average of beginning and end of period) + Debt (average of beginning and end of period)}}$$

The comparator peer group used for the Performance Unit Program is comprised of oilfield equipment and service companies and domestic and international exploration and production companies. We use this comparator peer group for the Performance Unit Program because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate basis for measuring our relative performance against the industry.

The comparator peer group for the 2011 cycle Performance Unit Program includes:

- Anadarko Petroleum Corporation
- Apache Corporation
- Baker Hughes Incorporated
- Cameron International Corporation
- Chesapeake Energy Corporation
- Devon Energy Corporation
- Hess Corporation
- Marathon Oil Corporation
- Murphy Oil Corporation
- Nabors Industries Ltd.
- National Oilwell Varco, Inc.
- Schlumberger Ltd.
- Transocean Ltd.
- Weatherford International, Ltd.
- The Williams Companies, Inc.

The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle, at maximum for the 2004, 2005, 2006, and 2007 cycles, and between target and maximum for the 2008 and 2009 cycles.

2009 cycle Performance Unit Program Payout for NEOs

The 2009 cycle of the Performance Unit Program ended on December 31, 2011. A three-year average ROCE on an absolute basis between 15% and 20% was required to achieve the Target level and performance relative to the comparator peer group above the 75th percentile was required to achieve the Maximum level. Our three-year average ROCE for the 2009 cycle in absolute terms was 16.54%. The three-year average ROCE for the comparator group was 8.85% at the 75th percentile. Both absolute and relative performance measures are established at the beginning of each cycle and approved by the Committee. Because the results for this cycle were at the Target level on absolute measures and in excess of the Maximum level on measures relative to our comparator peer group, the NEOs received payments in 2012 of the amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table. These amounts are also discussed in the narrative following the Summary Compensation Table for all NEOs.

Our 2009 ROCE calculation was adjusted to exclude the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009. We borrowed this amount in order to provide additional liquidity in light of the worldwide financial and credit crisis. Because this borrowing was not contemplated when the performance targets were set at the beginning of the cycle, the Committee determined that the adjustment was appropriate in approving rewards for the 2009 cycle. If the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009 had not been excluded from the calculation, our ROCE would have been 14.96%, which would have resulted in payments 16.67% less than the payments made.

BJ Services Company and Smith International, Inc. were part of the comparator peer group for the 2009 cycle Performance Unit Program. Both of these entities were acquired by other companies during 2010. In calculating the three-year average ROCE for the comparator group, the stand-alone results for these two companies were included in the 2009 ROCE calculation, but were excluded from the 2010 and 2011 calculations because they were consolidated into Baker Hughes Incorporated and Schlumberger Ltd., respectively.

2011 cycle Performance Unit Program Opportunities for NEOs

Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2011 table indicate the potential payout for each NEO under the Performance Unit Program for the 2011 cycle. The potential payouts are performance driven and completely at risk.

Opportunity levels were determined based upon market data of our comparator peer group and the NEO's role within the organization. Actual payout amounts, if any, will not be known until after December 31, 2013.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service.

The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

The calculation takes into account the following variables:

- Base salary;

- Years of service;
- Age;
- Employer portion of qualified plan savings;
- Age 65 value of any defined benefit plan; and
- Existing nonqualified plan balances and any other retirement plans.

Several assumptions are made annually, which include a base pay increase percentage, qualified and nonqualified plan contributions and investment earnings, and an annuity rate. These factors are reviewed and approved annually by the Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all company retirement sources to produce an annual retirement benefit of 75% of final base pay. Company retirement sources include any qualified benefit plans and contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions may be made annually through the SERP to bring the total benefit up to the targeted level.

To illustrate, assume $7.9 million is needed at age 65 to produce an annual retirement benefit equal to 75% of final base pay. The participant is projected to have $2.1 million in his qualified benefit plans at retirement and $3.0 million in his nonqualified retirement plans at retirement. Since the total of these two sources is $5.1 million, a shortfall of $2.8 million results. This is the amount needed to achieve the 75% pay replacement objective. Such shortfall may be offset through annual contributions to the SERP.

Participation in the SERP is limited to the direct reports of the CEO and other selected executives as recommended by the CEO and approved by the Committee at their discretion.

Allocations are made annually for each NEO who participates in the SERP, as approved by the Committee. However, participation one year does not guarantee future participation. The average annual amounts allocated over the history of participation are as follows: Mr. Lesar: $265,445; Mr. McCollum: $132,111; Mr. Brown: $356,000; Mr. Pope: $104,000; and Mr. Rainey: $220,000.

In 2011, the Committee authorized retirement allocations under the SERP to all NEOs as listed in the 2011 Nonqualified Deferred Compensation table and also included in the All Other Compensation column in the Summary Compensation Table.

Messrs. Lesar and Rainey are fully vested in their respective account balances. Balances earn interest at an annual rate of 5%. Beginning in 2005 and continuing through 2008, the SERP required executives to have participated in the plan for five or more consecutive years in order for those contributions to vest. Messrs. Brown and Pope began participating in the SERP in 2008 and as a result, they are not fully vested in the awards made in 2008. In 2009, the Committee approved a change to the vesting schedule of the SERP for awards made in 2009 and in future years. The new vesting schedule requires participants to be at least 55 years of age with 10 years of service with us or meet the Rule of 70 (age plus years of service equal 70 or more). This change was made to increase the retentive value of the plan. Messrs. McCollum and Pope do not meet the vesting requirements for awards made in 2009, 2010, and 2011.

OTHER EXECUTIVE BENEFITS AND POLICIES

Retirement and Savings Plan

All NEOs participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contributions included in the Supplemental Table: All Other Compensation detail the amounts contributed by us on behalf of each NEO under the plan.

Elective Deferral Plan

All NEOs may participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs.

The Elective Deferral Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Pre-tax deferrals of up to 75% of base salary and/or eligible incentive compensation are allowed each calendar year. Gains or losses are credited based upon the participant's election from among four benchmark investment choices with varying degrees of risk.

In 2011, Messrs. Brown and Rainey participated in this plan by deferring a percentage of their compensation. Mr. Lesar has an account balance from participation in prior years. Messrs. McCollum and Pope are not participants in the plan. Further details can be found in the 2011 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code or due to participation in other plans we sponsor. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code.

In 2011, all NEOs received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2011 Nonqualified Deferred Compensation table.

Defined Benefit Pension Plans

None of our NEOs participated in any defined benefit pension plans as we no longer offer these types of plans to our U.S. employees. Also, the NEOs are not participants in any previously offered pension plans, which are now also frozen.

Perquisites

Health care and insurance coverage for our NEOs is the same as that provided to all active employees. In addition, we provide our NEOs and other highly compensated employees a physical examination benefit to be voluntarily utilized on an annual basis.

Country club memberships are limited and provided on an as-needed basis for business purposes only. Messrs. Brown and Rainey had club memberships in 2011.

We do not provide cars or car allowances. However, for security purposes and to allow for the efficient use of Mr. Lesar's time, a company-leased car and part-time driver are provided for Mr. Lesar for the primary purpose of commuting to and from work while he is in Dubai and Houston.

A taxable benefit for executive financial planning is provided with the amount dependent on the NEO's level within the company. This benefit does not include tax return preparation. It is paid, only if used, on a reimbursable basis.

We also provided for security assessments and measures at the personal residences of Messrs. Lesar, McCollum and Pope during 2011.

At the direction of the Board, Mr. Lesar, his spouse and children use company aircraft for all travel. Other than Mr. Lesar, no other NEO used company aircraft for personal use in 2011. Spouses are allowed to travel on select business trips.

In 2007, Mr. Lesar relocated to Dubai and became an expatriate under our business practice regarding long-term expatriate assignments. In 2011, Mr. Lesar continued to waive his right to all assignment allowances provided under the terms of our business practice.

Mr. Rainey is also an expatriate under our long-term expatriate business practice and as such receives certain assignment allowances including a goods and services differential and host country housing and utilities.

A differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by ORC Worldwide, a third-party consultant. As part of his expatriate assignment, Mr. Rainey also participates in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country. Specific amounts associated with his expatriate assignment can be found in the Supplemental Table: All Other Compensation following the Summary Compensation Table.

Specific amounts for the above mentioned perquisites are detailed for each NEO in the Supplemental Table: All Other Compensation immediately following the Summary Compensation Table.

Clawback Policy

We have a clawback policy that will seek to recoup incentive compensation in all appropriate cases paid to, awarded, or credited for the benefit of a NEO if:

- The amount of incentive compensation was calculated on the achievement of financial results that were subsequently reduced due to a restatement of our financial results;
- The NEO engaged in fraudulent conduct that caused the need for the restatement; and
- The amount of incentive compensation that would have been awarded or paid to the NEO, had our financial results been properly reported, would have been lower than the amount actually paid or awarded.

Any NEO who receives incentive compensation based on the achievement of financial results that are subsequently the subject of a restatement will not be subject to recoupment unless the NEO personally participates in the fraudulent conduct.

Stock Ownership Requirements

In September 2010, the Committee adopted stock ownership requirements for specified officers, which include all the NEOs, to further align their interests with our stockholders.

As a result, Mr. Lesar is required to own Halliburton common stock in an amount equal to or in excess of six times his annual base salary. The other NEOs are required to own an amount of Halliburton common stock equal to or in excess of three times their annual base salary. The Committee reviews their holdings, which include restricted shares, exercised options, and all other Halliburton common stock personally held by the NEO, at each December meeting. Each NEO has five years to meet the requirements, measured from the later of the date the requirements were adopted by the Committee or the date he first becomes an executive officer.

As of December 31, 2011, all NEOs meet the requirements.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

Termination events that trigger payments and benefits include normal or early retirement, change-in-control, cause, death, disability, and voluntary termination. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short- and long-term incentive plans, nonqualified account balances, and health benefits, among others. The Post-Termination Payment tables in this proxy statement indicate the impact of various termination events on each element of compensation for the NEOs.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the CEO or any of the four other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Qualifying performance-based compensation is not subject to this limit if certain requirements are met.

Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing executive compensation programs, we consider all relevant factors, including tax deductibility of compensation. Accordingly, we have attempted to preserve the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with our executive compensation objectives; however, we may from time to time pay compensation to our executives that may not be fully deductible.

Our Stock and Incentive Plan enables qualification of stock options, stock appreciation rights, and performance share awards as well as short- and long-term cash performance plans under Section 162(m).

To the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, we will make retroactive adjustments to any cash or equity-based incentive compensation paid to the CEO and CFO where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of restatement. When and where applicable, we will seek to recover any amount determined to have been inappropriately received by the CEO and CFO.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Halliburton Company is responsible for establishing and maintaining competitive executive compensation programs that enable Halliburton to attract, retain and motivate high caliber executives who can considerably impact stockholder value. We also ensure that such programs are administered in a fair and equitable manner consistent with established policies and procedures.

Pursuant to our Charter, we are generally responsible for establishing the Company's overall compensation philosophy and objectives and are specifically responsible for reviewing, approving and monitoring compensation strategies, plan design, guidelines, and practices as they relate to the named executive officers of the Company.

Our Committee consists entirely of independent, non-employee Directors appointed annually by the full Board. The composition of our Committee is reviewed annually to provide for adequate and reasonable rotation of members and to ensure that each member meets the criteria set forth in applicable Securities and Exchange Commission, New York Stock Exchange and Internal Revenue Code rules and regulations. Executive sessions, without members of Company management present, are regularly held. In addition, we invite all non-employee Board members to attend and participate in all our committee meetings; however, non-committee members are not entitled to vote.

We meet no less than four scheduled times per year and follow a pre-established calendar of actions. This calendar guides our Committee Chairperson, who coordinates with Halliburton's Chief Executive Officer and executive compensation staff, in establishing the agenda for each meeting.

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

James R. Boyd
Milton Carroll
Robert A. Malone
Debra L. Reed

SUMMARY COMPENSATION TABLE

The following tables set forth information regarding the CEO, CFO, and our three other most highly compensated executive officers as of the fiscal year ended December 31, 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
David J. Lesar	2011	1,430,000	0	3,912,700	1,719,828	7,182,000	189,120	1,405,730	15,839,378
Chairman of the Board, President	2010	1,358,500	0	3,773,997	1,475,258	6,838,800	104,227	1,343,134	14,893,916
and Chief Executive Officer	2009	1,328,708	0	3,081,750	1,649,027	5,000,000	111,256	1,263,925	12,434,666
Mark A. McCollum	2011	652,000	0	917,706	402,384	2,233,400	21,526	423,148	4,650,164
Executive Vice President and	2010	600,000	0	979,750	383,840	1,762,500	8,411	358,647	4,093,148
Chief Financial Officer	2009	577,500	0	974,420	521,421	581,000	4,393	316,067	2,974,801
James S. Brown	2011	629,000	0	6,205,842	529,644	2,100,550	29,312	709,566	10,203,914
President — Western Hemisphere	2010	550,000	0	913,127	356,521	1,263,750	39,954	565,148	3,688,500
	2009	529,375	0	1,094,755	585,636	570,000	16,663	516,586	3,313,015
Lawrence J. Pope Executive Vice President — Administration and Chief Human Resources Officer	2011	535,000	0	2,557,483	342,996	1,252,500	6,305	272,602	4,966,886
Joe D. Rainey President — Eastern Hemisphere	2011	450,000	0	2,984,323	529,644	1,008,750	51,693	800,818	5,825,228

Salary. The amounts represented in the Salary column are attributable to annual salary earned by each NEO. Information related to salary increases in 2011 is discussed in the Compensation Discussion and Analysis under Base Salary. As noted in the Compensation Discussion and Analysis, Mr. Lesar did not receive a base salary increase for 2011. The difference in salary amounts shown in the Summary Compensation Table for 2010 and 2011 is the result of restoring Mr. Lesar's base salary on July 1, 2010 to the level it was prior to him taking voluntary 5% salary reductions on both April 1, 2009 and May 1, 2009.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of the restricted stock or the restricted stock units awarded in 2011. Except where there is a distinction to make between the two types of awards, this proxy statement refers to both restricted stock and restricted stock units as "restricted stock". Accounting Standards Codification (ASC) 718 requires the reporting of the aggregate grant date fair value of stock awards granted to the NEO during the fiscal year. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

Option Awards. The amounts in the Option Awards column reflect the grant date fair value of the stock options awarded in 2011. ASC 718 requires the reporting of the aggregate grant date fair value of stock options granted to the NEO during the fiscal year. The fair value of stock options is estimated using the Black-Scholes option pricing model. For a discussion of the assumptions made in these valuations, refer to Note 10 to the Consolidated Financial Statements, Shareholders' Equity and Stock Incentive Plans, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2011.

Non-Equity Incentive Plan Compensation. The amounts represented in the Non-Equity Incentive Plan Compensation column are for amounts earned in 2011 and paid in 2012. The total amount shown consists of payments made for the 2011 plan year under the Halliburton Annual Performance Pay Plan and the 2009 cycle Performance Unit Program. Information about these programs can be found in the Compensation Discussion and Analysis under Short-term (Annual) Incentives for the Halliburton Annual Performance Pay Plan and under Long-term Incentives for the Performance Unit Program.

The Threshold, Target and Maximum amounts for the 2011 Halliburton Annual Performance Pay Plan and the 2011 cycle of the Performance Unit Program can be found in the Grants of Plan-Based Awards in Fiscal 2011 table under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

The 2011 Halliburton Annual Performance Pay Plan amounts paid to each NEO are: $3,432,000 for Mr. Lesar; $1,108,400 for Mr. McCollum; $1,069,300 for Mr. Brown; $802,500 for Mr. Pope; and $765,000 for Mr. Rainey.

The 2009 cycle Performance Unit Program amounts paid to each NEO are: $3,750,000 for Mr. Lesar; $1,125,000 for Mr. McCollum; $1,031,250 for Mr. Brown; $450,000 for Mr. Pope; and $243,750 for Mr. Rainey.

The amounts paid to the NEOs for the 2009 cycle Performance Unit Program differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2011 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. The Grants of Plan-Based Awards in Fiscal Year 2011 table indicates the potential award amounts for Threshold, Target and Maximum under the 2011 cycle Performance Unit Program, which will close on December 31, 2013. The Summary Compensation Table shows amounts paid for a prior program cycle, the 2009 cycle, which closed on December 31, 2011.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Long-Term 120% AFR rate as of December 31, 2011. The 120% AFR rate used for determining above-market earnings in 2011 was 3.37%.

Halliburton Company Supplemental Executive Retirement Plan Above-Market Earnings. The current interest rate for participant accounts in the Halliburton Company Supplemental Executive Retirement Plan is 5% as defined by the plan document. The above-market earnings for the plan equals 1.63% (5% (plan interest) minus 3.37% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Supplemental Executive Retirement Plan in the 2011 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2011 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

NEOs earned above-market earnings for their balances associated with the Halliburton Company Supplemental Executive Retirement Plan as follows: $95,742 for Mr. Lesar; $17,191 for Mr. McCollum; $15,973 for Mr. Brown; $4,162 for Mr. Pope; and $2,883 for Mr. Rainey.

Halliburton Company Benefit Restoration Plan Above-Market Earnings. In accordance with the plan document, participants earn monthly interest at the 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% AFR rate was below the 6% minimum interest threshold, the above-market earnings associated with this plan equals 2.63% (6% (plan interest earned in 2011) minus 3.37% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Benefit Restoration Plan in the 2011 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2011 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

NEOs earned above-market earnings for their balances associated with the Halliburton Company Benefit Restoration Plan as follows: $54,190 for Mr. Lesar; $4,335 for Mr. McCollum; $3,535 for Mr. Brown; $2,143 for Mr. Pope; and $1,717 for Mr. Rainey.

Halliburton Company Elective Deferral Plan Above-Market Earnings. The average earnings for the balances associated with the Halliburton Company Elective Deferral Plan were 6.10% for 2011. The above-market earnings associated with this plan equals 2.73% (6.10% minus 3.37% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Elective Deferral Plan in the 2011 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2011 Nonqualified Deferred Compensation table includes all earnings and losses and the Summary Compensation Table shows above-market earnings only.

Messrs. Lesar, Brown and Rainey earned above-market earnings for balances associated with the Halliburton Company Elective Deferral Plan as follows: $39,188 for Mr. Lesar; $9,804 for Mr. Brown; and $47,093 for Mr. Rainey. Messrs. McCollum and Pope are not participants in the Halliburton Company Elective Deferral Plan and do not have any prior balances in the plan.

All Other Compensation. Detailed information for items listed in the All Other Compensation column can be found in the following supplemental table entitled Supplemental Table: All Other Compensation.

SUPPLEMENTAL TABLE: ALL OTHER COMPENSATION

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2011.

Name	Employee Physical ($)	Financial Planning ($)	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic Contribution ($)	Benefit Restoration Plan ($)	SERP ($)	All Other ($)	Total ($)
David J. Lesar	522	0	100,000	1,000	5,000	195,525	11,917	9,800	106,650	505,000	470,316	1,405,730
Mark A. McCollum	2,650	5,000	40,000	1,000	5,000	37,278	12,153	9,800	36,630	243,000	30,637	423,148
James S. Brown	0	14,750	0	600	4,800	125,562	10,525	9,800	34,560	466,000	42,969	709,566
Lawrence J. Pope	523	8,720	5,000	535	3,000	29,369	12,250	9,800	26,100	166,000	11,305	272,602
Joe D. Rainey	0	9,135	0	500	0	697	9,375	9,100	18,450	260,000	493,561	800,818

Employee Physical. The Employee Physical Program provides NEOs the opportunity to have an annual physical examination to encourage an ongoing habit of health and wellness. Participation in the program is strictly voluntary. The amount shown is based on the value of services the NEO received less any medical insurance covered benefits.

Financial Planning. This program allows NEOs to receive financial planning services by accredited financial planners. Tax planning is not covered under this program. The amount is based on the services the NEO received in 2011. If they do not utilize the program, the amount is forfeited.

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals and primary schools of their choice. The Halliburton Foundation matches donations, up to $20,000 on a two-for-one basis. Mr. Lesar participates in the Halliburton Foundation's matching program for Directors, which allows his contributions up to $50,000 to qualified organizations to be matched on a two-for-one basis.

Halliburton Giving Choices. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. We match donations by contributing ten cents for every dollar contributed by employees up to a maximum of $1,000. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2011.

Halliburton Political Action Committee. The Halliburton Political Action Committee allows NEOs and other eligible employees to donate to political candidates and participate in the political process. We match the donation dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2011.

Restricted Stock Dividends. This is the amount of dividends and dividend equivalents paid on restricted stock held by NEOs in 2011. Restricted stock units do not receive dividend or dividend equivalent payments.

Halliburton Retirement and Savings Plan Employer Match. The amount shown is the contribution we made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan, our defined contribution plan. We match up to 5% of each employee's eligible base pay, up to the 401(a)(17) compensation limit of $245,000 in 2011.

Halliburton Retirement and Savings Plan Basic Contribution. This is the contribution we made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan. If actively employed on December 31, 2011, each employee receives a contribution equal to 4% of their eligible base pay, up to the 401(a)(17) compensation limit of $245,000 in 2011.

Halliburton Company Benefit Restoration Plan. This is the award earned under the Halliburton Company Benefit Restoration Plan in 2011. The plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other plans we sponsor and to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Associated interest, awards, and beginning and ending balances for the Halliburton Company Benefit Restoration Plan are included in the 2011 Nonqualified Deferred Compensation table. Above-market interest earned on these awards and associated balances are shown in the Summary Compensation Table under the Change in Pension Value and NQDC Earnings column.

Halliburton Company Supplemental Executive Retirement Plan. These are awards approved under the Halliburton Company Supplemental Executive Retirement Plan as discussed in the Supplemental Executive Retirement Plan section of the Compensation Discussion and Analysis. Awards are approved by our Compensation Committee annually. The SERP provides a competitive level of pay replacement for key executives upon retirement. Associated interest, awards and beginning and ending balances for the SERP are included in the 2011 Nonqualified Deferred Compensation table.

All Other.

- *Country Club Membership Dues.* The amount is based on the monthly membership fees. Club memberships are approved for business purposes only. During 2011, Messrs. Brown and Rainey had club memberships paid by us. The amounts incurred were $42,969 for Mr. Brown and $2,562 for Mr. Rainey.
- *Aircraft Usage.* Mr. Lesar, his spouse and children use our aircraft for all travel for security reasons as directed by the Board of Directors. The incremental cost to us for his personal use of our aircraft in 2011 was $247,497. Other than Mr. Lesar, no other NEO used our aircraft for personal use in 2011. For total compensation purposes in 2011, we valued the incremental cost of the personal use of aircraft using a method that takes into account: landing, parking, hanger fees, flight planning services, and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit and similar fees; and passenger ground transportation. Spouses are allowed to travel on select business trips when there is a valid business reason. We impute income to the NEO for the value of the spousal trip and make a payment to offset the tax impact of the imputed income. For 2011, Messrs. Lesar, McCollum, Pope, and Rainey had imputed income from spousal travel for business purposes and an associated tax payment as follows: $22,283 imputed income and $12,781 tax payment for Mr. Lesar; $10,362 imputed income and $5,943 tax payment for Mr. McCollum; $2,056 imputed income and $1,179 tax payment for Mr. Pope; and $1,960 imputed income and $705 tax payment for Mr. Rainey.
- *Home Security.* We provide security for residences based on a risk assessment which considers the NEO's position. In 2011, home security was provided for the residences of Messrs. Lesar, McCollum, and Pope as follows: $8,539 for Mr. Lesar; $14,331 for Mr. McCollum; and $8,070 for Mr. Pope.
- *Car/Driver.* A car and driver have been assigned to Mr. Lesar while in the U.S. so that he can work while in transit to allow him to meet customer and our needs. The amount has been determined by his average commute time multiplied by his driver's hourly rate. The cost to us was $11,116 in 2011. In addition, Mr. Lesar is provided with a car and driver in Dubai. The cost to us was $6,221 in 2011.
- *Other Compensation for Mr. Lesar.* Mr. Lesar continues to be an expatriate because of his move to Dubai, UAE. In 2011, he received a $76,931 tax equalization payment for 2010 taxes; $84,928 for home equity loss reimbursement; and $20 imputed income for closing costs.
- *Other Compensation for Mr. Rainey.* In 2011, Mr. Rainey received a $9,053 relocation allowance; $23,039 for cost of living adjustment; $45,000 mobility premium; $228,793 for tax equalization; $9,375 for hardship allowance; $28,226 for housing and utilities; $12,313 for car allowance; $7,692 education payment; $2,389 for vacation travel; $500 for tax preparation fees; $118,948 for imputed housing allowance; and $3,005 for dependent education. All imputed income amounts are associated with his expatriate assignment and other expatriates on comparable assignments receive similar types of adjustments.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2011

The following table represents amounts associated with the 2011 cycle Performance Unit Program, the 2011 Annual Performance Pay Plan, and restricted stock and stock option awards granted in 2011 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
David J. Lesar		1,664,268	3,328,535	6,657,070(1)				
		686,400	1,716,000	3,432,000(2)				
	12/06/2011				110,000			3,912,700
	12/06/2011					141,900	35.57	1,719,828
Mark A. McCollum		432,600	865,200	1,730,400(1)				
		221,680	554,200	1,108,400(2)				
	12/06/2011				25,800			917,706
	12/06/2011					33,200	35.57	402,384
James S. Brown		402,000	804,000	1,608,000(1)				
		213,860	534,650	1,069,300(2)				
	05/18/2011				106,474(3)			5,000,019
	12/06/2011				33,900			1,205,823
	12/06/2011					43,700	35.57	529,644
Lawrence J. Pope		354,800	709,600	1,419,200(1)				
		160,500	401,250	802,500(2)				
	12/06/2011				21,900			778,983
	12/06/2011				50,000(4)			1,778,500
	12/06/2011					28,300	35.57	342,996
Joe D. Rainey		398,800	797,600	1,595,200(1)				
		153,000	382,500	765,000(2)				
	12/06/2011				33,900			1,205,823
	12/06/2011				50,000(5)			1,778,500
	12/06/2011					43,700	35.57	529,644

(1) Indicates opportunity levels under the 2011 cycle of the Performance Unit Program. The cycle will close on December 31, 2013.

(2) Indicates opportunity levels under the 2011 Halliburton Annual Performance Pay Plan.

(3) Mr. Brown received a special restricted stock award as a retention incentive. The shares vest 100% on May 30, 2016.

(4) Mr. Pope received a special restricted stock award as a retention incentive. The shares vest 100% after 5 years.

(5) Mr. Rainey received a special restricted stock award in recognition of his promotion to President — Eastern Hemisphere and as a retention incentive. The shares vest 100% after 5 years.

As indicated by footnote (1), the opportunities for each NEO under the 2011 cycle Performance Unit Program if the Threshold, Target or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This program measures our consolidated Return on Capital Employed as compared to our internal goals as well as relative to our comparator peer group utilized for the program during three-year cycles. The potential payouts are performance driven and completely at risk. For more information on the 2011 cycle Performance Unit Program, refer to Long-term Incentives in the Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2011 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This plan measures company Cash Value Added as compared to our pre-established goals during a one-year period. The potential payouts are performance driven and completely at risk. For more information on the 2011 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentives in the Compensation Discussion and Analysis.

All restricted stock and nonqualified stock option awards are granted under the Halliburton Company Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units and All Other Option Awards: Number of Securities Underlying Options were awarded to each NEO, on the date indicated, by the Compensation Committee. With the exception of those awards noted in footnotes (3), (4), (5), the annual restricted stock grants awarded to the NEOs in 2011 are subject to a graded vesting schedule of 20% over 5 years. This vesting schedule serves to motivate our NEOs to remain employed with us. All restricted shares are priced at fair market value on the date of grant. Quarterly dividends or dividend equivalents are paid on the restricted shares at the same time and rate payable on our common stock, which is currently $0.09 per share. Quarterly dividends and dividend equivalents are not paid on restricted stock units. The shares may not be sold, transferred or used as collateral until fully vested. The shares remain subject to forfeiture during the restricted period in the event of a NEO's termination of employment or an unapproved early retirement.

Nonqualified stock options granted in 2011 vest over a three-year graded vesting period with 33 1/3% of the grants vesting each year. All options are priced at the fair market value on the date of grant using the Black-Scholes options pricing model. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

The Estimated Future Payouts Under Equity Incentive Plan Awards columns have been omitted because awards under the Performance Unit Program and Halliburton Annual Performance Pay Plan are expected to be paid in cash and are disclosed under Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2011

The following table represents outstanding stock option and restricted stock awards for our NEOs as of December 31, 2011.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
David J. Lesar[(1)]	01/02/2002					30,881	1,065,703
	04/01/2002					30,881	1,065,703
	12/07/2005	180,000	0	32.39	12/07/2015		
	12/06/2006	348,699	0	33.17	12/06/2016	42,187	1,455,873
	12/05/2007	110,700	0	36.90	12/05/2017	20,120	694,341
	12/02/2008	87,716	0	15.42	12/02/2018	101,212	3,492,826
	12/01/2009	85,601	42,799	29.35	12/01/2019	63,000	2,174,130
	12/01/2010	36,000	72,000	39.19	12/01/2020	77,040	2,658,650
	12/06/2011	0	141,900	35.57	12/06/2021	110,000	3,796,100
Total		848,716	256,699			475,321	16,403,326
Mark A. McCollum[(2)]	12/07/2005	7,000	0	32.39	12/07/2015		
	12/06/2006	13,400	0	33.17	12/06/2016	6,500	224,315
	12/05/2007	12,000	0	36.90	12/05/2017	2,200	75,922
	02/13/2008	11,500	0	35.67	02/13/2018	4,120	142,181
	12/02/2008	16,800	0	15.42	12/02/2018	19,480	672,255
	12/01/2009	27,067	13,533	29.35	12/01/2019	19,920	687,439
	12/01/2010	9,367	18,733	39.19	12/01/2020	20,000	690,200
	12/06/2011	0	33,200	35.57	12/06/2021	25,800	890,358
Total		97,134	65,466			98,020	3,382,670
James S. Brown[(3)]	01/06/2006	6,000	0	33.03	01/06/2016		
	01/03/2007	13,400	0	29.87	01/03/2017	7,800	269,178
	02/13/2008	10,000	0	35.67	02/13/2018	4,000	138,040
	10/07/2008					68,838	2,375,599
	12/02/2008					19,200	662,592
	12/02/2008	16,566	0	15.42	12/02/2018	97,276	3,356,995
	12/01/2009	30,401	15,199	29.35	12/01/2019	22,380	772,334
	12/01/2010	8,700	17,400	39.19	12/01/2020	18,640	643,266
	05/18/2011					106,474	3,674,418
	12/06/2011	0	43,700	35.57	12/06/2021	33,900	1,169,889
Total		85,067	76,299			378,508	13,062,311
Lawrence J. Pope[(4)]	01/02/2002					1,035	35,718
	04/01/2002					1,035	35,718
	02/17/2005	10,900	0	20.90	02/17/2015		
	12/07/2005	7,000	0	32.39	12/07/2015		
	12/06/2006	10,400	0	33.17	12/06/2016	5,000	172,550
	12/05/2007	9,100	0	36.90	12/05/2017	2,200	75,922
	12/02/2008	21,100	0	15.42	12/02/2018	8,160	281,602
	12/01/2009	17,667	8,833	29.35	12/01/2019	13,020	449,320
	12/01/2010	7,667	15,333	39.19	12/01/2020	16,400	565,964
	12/06/2011	0	28,300	35.57	12/06/2021	21,900	755,769
	12/06/2011					50,000	1,725,500
Total		83,834	52,466			118,750	4,098,063
Joe D. Rainey[(5)]	01/02/2002					645	22,259
	04/01/2002					645	22,259
	03/16/2004	5,080	0	14.43	03/16/2014		
	04/07/2005	2,626	0	22.56	04/07/2015		
	01/06/2006	3,800	0	33.03	01/06/2016		
	01/03/2007	3,100	0	29.87	01/03/2017	1,800	62,118
	01/04/2008	4,000	0	38.01	01/04/2018	1,650	56,942
	12/03/2008	14,125	0	15.10	12/03/2018	5,450	188,080
	01/01/2010	3,600	7,200	30.09	01/01/2020	15,200	524,552
	12/01/2010	8,634	17,266	39.19	12/01/2020	18,480	637,745
	12/06/2011	0	43,700	35.57	12/06/2021	33,900	1,169,889
	12/06/2011					50,000	1,725,500
Total		44,965	68,166			127,770	4,409,344

(1) Mr. Lesar's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's ten-year vesting schedule, except for the December 5, 2007, December 2, 2008, December 1, 2009, December 1, 2010, and December 6, 2011 awards, which vest in equal amounts over five years.

(2) Mr. McCollum's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the December 6, 2006 award, which vests in equal amounts over ten years.

(3) Mr. Brown's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the January 3, 2007 award, which vests in equal amounts over ten years, the October 7, 2008 restricted stock award of 68,838 shares which vests 100% on the fifth anniversary of the grant, the December 2, 2008 restricted stock award of 97,276 shares which begins vesting on the sixth anniversary of the award, at which time it vests 20% annually through year ten, and the May 18, 2011 restricted stock award of 106,474 shares which vests 100% on May 30, 2016.

(4) Mr. Pope's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's ten-year vesting schedule, except for the December 5, 2007, December 2, 2008, December 1, 2009, December 1, 2010, and December 6, 2011 award of 21,900 shares, which vest in equal amounts over five years, and the December 6, 2011 award of 50,000 shares which vests 100% on the fifth anniversary of the grant.

(5) Mr. Rainey's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's ten-year vesting schedule, except for the January 4, 2008, December 3, 2008, January 1, 2010, December 1, 2010, and December 6, 2011 award of 33,900 shares, which vest in equal amounts over five years, and the December 6, 2011 award of 50,000 shares which vests 100% on the fifth anniversary of the grant.

The nonqualified stock option awards listed under Option Awards include outstanding awards, exercisable and unexercisable, as of December 31, 2011.

The restricted stock awards under Stock Awards are the number of shares not vested as of December 31, 2011. The market value shown was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the New York Stock Exchange Composite Tape of $34.51 on December 31, 2011.

The Equity Incentive Plan Awards columns are intentionally omitted as this type of award is not utilized by us at this time.

The narratives under the Summary Compensation Table and Grants of Plan-Based Awards at Fiscal Year End 2011 table contain additional information on stock option and restricted stock awards.

2011 OPTION EXERCISES AND STOCK VESTED

The following table represents stock options exercised and restricted shares that vested during fiscal year 2011 for our NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David J. Lesar	266,334	7,415,168	212,066	7,018,206
Mark A. McCollum	55,932	1,703,785	26,940	999,745
James S. Brown	35,327	1,092,615	28,820	1,097,112
Lawrence J. Pope	18,484	644,435	19,325	720,175
Joe D. Rainey	0	0	14,885	571,737

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing market price of our common stock on the vesting date) by the number of shares that vested. Shares vested on various dates throughout the year; therefore, the value listed represents the aggregate value of all shares that vested for each NEO in 2011.

2011 NONQUALIFIED DEFERRED COMPENSATION

The 2011 Nonqualified Deferred Compensation table reflects balances in our nonqualified plans as of January 1, 2011, contributions made by the NEO and us during 2011, any earnings (the net of the gains and losses on funds, as applicable) and the ending balance as of December 31, 2011. The plans are described in the Compensation Discussion and Analysis or the narratives to the Summary Compensation Table and brief summaries are provided below.

Name	Plan	01/01/11 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distribution ($)	Aggregate Balance At Last Fiscal Year End ($)
David J. Lesar	SERP	5,977,071	0	505,000	297,169	0	6,779,240
	Benefit Restoration	2,086,076	0	106,650	124,491	0	2,317,217
	Elective Deferral	927,898	0	0	70,437	0	998,335
	Total	8,991,045	0	611,650	492,097	0	10,094,792
Mark A. McCollum	SERP	1,073,210	0	243,000	53,358	0	1,369,568
	Benefit Restoration	166,531	0	36,630	9,947	0	213,108
	Total	1,239,741	0	279,630	63,305	0	1,582,676
James S. Brown	SERP	997,178	0	466,000	49,578	0	1,512,756
	Benefit Restoration	135,782	0	34,560	8,111	0	178,453
	Elective Deferral	651,418	31,450	0	32,250	0	715,118
	Total	1,784,378	31,450	500,560	89,939	0	2,406,327
Lawrence J. Pope	SERP	259,833	0	166,000	12,918	0	438,751
	Benefit Restoration	82,351	0	26,100	4,918	0	113,369
	Total	342,184	0	192,100	17,836	0	552,120
Joe D. Rainey	SERP	180,000	0	260,000	8,949	0	448,949
	Benefit Restoration	65,977	0	18,450	3,940	0	88,367
	Elective Deferral	1,793,621	175,000	0	112,816	0	2,081,437
	Total	2,039,598	175,000	278,450	125,705	0	2,618,753

Halliburton Company Supplemental Executive Retirement Plan. The SERP provides a competitive level of pay replacement for key executives upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service. Several assumptions are made annually, which include pay increase percentage, qualified and nonqualified plan contributions, qualified and nonqualified plan investment earnings, and an annuity rate.

Allocations under the SERP can be made once a year and are approved by the Compensation Committee at their discretion. The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided from our other programs, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

Messrs. Lesar and Rainey are fully vested in their respective account balances. Balances earn interest at an annual rate of 5%. Beginning in 2005 and continuing through 2008, the SERP required executives to have participated in the plan for five or more consecutive years in order for those contributions to vest. Messrs. Brown and Pope began participation in the SERP in 2008 and as a result, they are not fully vested in the awards made in 2008. In 2009, the Committee approved a change to the vesting schedule of the SERP for awards made in 2009 and in future years. The new vesting schedule requires participants to be at least 55 years of age with 10 years of service with us or meet the Rule of 70 (age plus years of service equal 70 or more). This change was made to increase the retentive value of the plan. Messrs. McCollum and Pope do not meet the vesting requirements for awards made in 2009, 2010 and 2011.

SERP amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Benefit Restoration Plan. The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other plans we sponsor and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Awards are made annually to those who meet these criteria and earned interest at an annual rate as defined by the plan document. Awards and corresponding interest balances are 100% vested and distributed upon separation.

In accordance with the plan document, participants earn monthly interest at the 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% AFR rate was below the 6% minimum interest threshold, plan participant earned interest at an annual rate of 6% in 2011.

Benefit Restoration amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Elective Deferral Plan. The Halliburton Company Elective Deferral Plan allows participants to save for retirement utilizing eligible pre-tax base and/or eligible incentive compensation. Participants may elect to defer up to 75% of their annual base salary and up to 75% of their incentive compensation into the plan. Deferral elections must be made on an annual basis, including the type and timing of distribution. Plan earnings are based on the NEO's choice of up to four investment options with varying degrees of risk, including the risk of loss. Investment options may be changed by the NEO daily. The amounts shown in the Aggregate Earnings in Last Fiscal Year column reflect the aggregate of all gains and losses on outstanding balances in 2011. Only the above-market interest is shown in the Summary Compensation Table, under Change in Pension Value and NQDC Earnings.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

Messrs. Lesar, McCollum, Brown, Pope, and Rainey have employment agreements with us. Under the terms of Mr. Lesar's agreement, a termination for cause is a termination for (i) gross negligence or willful misconduct in the performance of his duties and responsibilities, or (ii) a conviction of a felony. In the event Mr. Lesar is involuntarily terminated by us for any reason other than termination for cause, we are obligated to pay Mr. Lesar a severance payment equal to (i) the value of any restricted shares that are forfeited because of termination, and (ii) five times his annual base salary.

Under the terms of the agreements with Messrs. McCollum, Brown, Pope, and Rainey, the reasons for termination of employment (other than death) are defined as follows:

(i) Retirement means either (a) retirement at or after normal retirement at age 65 (either voluntarily or under our retirement policy), or (b) voluntary termination of employment in accordance with our early retirement policy for other than a Good Reason. "Good Reason" means a termination of employment by employee because of (a) a material breach by us of any material provision of the employment agreement, or (b) a material reduction in employee's rank or responsibility with us, provided that (i) employee provides written notice to us of the circumstances employee claims constitute "Good Reason" within ninety calendar days of the first to occur of such circumstances, (ii) such breach remains uncorrected for thirty calendar days following written notice, and (iii) employee's termination occurs within one hundred eighty calendar days after the date that the circumstances employee claims constitute Good Reason first occurred.

(ii) Permanent disability means the employee's physical or mental incapacity to perform his or her usual duties with such condition likely to remain continuously and permanently as reasonably determined by the Compensation Committee in good faith.

(iii) Voluntary termination means a termination of employment in the sole discretion and at the election of the employee for other than Good Reason.

(iv) Termination for cause means a termination of employee's employment by us for Cause. "Cause" means any of the following: (a) employee's gross negligence or willful misconduct in the performance of the duties and services required of the employee; (b) employee's final conviction of a felony; (c) a material violation of our Code of Business Conduct; or (d) employee's material breach of any material provision of his or her employment agreement which remains uncorrected for thirty days following written notice of such breach to employee by us.

If Messrs. McCollum and Brown terminate for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination for cause, the executive is entitled to each of the following:

- At the Committee's election, either the retention of all restricted shares following termination or a payment equal to the value of any restricted shares that are forfeited because of termination;
- A payment equal to two years' base salary;
- Any unpaid amounts earned under the Annual Performance Pay Plan in prior years; and
- Any amount payable for the year under the Annual Performance Pay Plan in which his employment is terminated determined as if he had remained employed for the full year.

If Messrs. Pope and Rainey terminate for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination for cause, the executive is entitled to each of the following:

- A payment equal to two years' base salary; and

- A single lump sum cash payment equal to the value of any restricted shares that are forfeited because of termination. The payout is contingent upon compliance with a non-compete agreement and subject to vesting restrictions.

Change-In-Control Arrangements

We do not maintain individual change-in-control agreements or provide for tax gross-ups on any payments associated with change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the Stock and Incentive Plan, in the event of a change-in-control, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder receives a payment equal to the maximum amount of the award he or she would have been entitled to receive, pro-rated to the effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control; and
- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control; and
- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and
- upon such effective date, any unexercised stock purchase rights will expire and we will refund to each participant the amount of his or her payroll deductions made for purposes of the Employee Stock Purchase Plan, which has not yet been used to purchase stock.

POST-TERMINATION PAYMENTS

The following tables and narratives represent the impact of certain termination events or a change-in-control on each element of compensation for NEOs as of December 31, 2011.

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
David J. Lesar	Severance	0	0	0	0	0	7,150,000	—
	Annual Perf. Pay Plan	0	0	3,432,000	3,432,000	0	3,432,000	3,432,000
	Restricted Stock	0	0	16,403,328	16,403,328	0	16,403,328	16,403,328
	Stock Options	2,965,056	2,965,056	3,185,899	3,185,899	2,965,056	3,185,899	3,185,899
	Performance Units	0	0	6,485,690	6,485,690	0	0	6,485,690
	Nonqualified Plans	10,094,793	10,094,793	10,094,793	10,094,793	10,094,793	10,094,793	—
	Health Benefits	0	12,000	12,000	0	0	0	—
	Total	13,059,849	13,071,849	39,613,710	39,601,710	13,059,849	40,266,020	29,506,917

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Mark A. McCollum	Severance	0	0	0	0	0	1,304,000	—
	Annual Perf. Pay Plan	0	0	1,108,400	1,108,400	0	1,108,400	1,108,400
	Restricted Stock	0	0	3,382,670	3,382,670	0	3,382,670	3,382,670
	Stock Options	493,174	493,174	563,004	563,004	493,174	563,004	563,004
	Performance Units	0	0	1,924,533	1,924,533	0	0	1,924,533
	Nonqualified Plans	907,033	907,033	907,033	907,033	907,033	907,033	—
	Health Benefits	0	0	0	0	0	0	—
	Total	1,400,207	1,400,207	7,885,640	7,885,640	1,400,207	7,265,107	6,978,607

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
James S. Brown	Severance	0	0	0	0	0	1,258,000	—
	Annual Perf. Pay Plan	0	0	1,069,300	1,069,300	0	1,069,300	1,069,300
	Restricted Stock	0	0	13,062,311	13,062,311	0	13,062,311	13,062,311
	Stock Options	544,200	544,200	622,627	622,627	544,200	622,627	622,627
	Performance Units	0	0	2,052,267	2,052,267	0	0	2,052,267
	Nonqualified Plans	1,696,133	1,696,133	1,696,133	1,696,133	1,696,133	1,696,133	—
	Health Benefits	0	12,000	12,000	0	0	0	—
	Total	2,240,333	2,252,333	18,514,638	18,502,638	2,240,333	17,708,371	16,806,505

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Lawrence J. Pope	Severance	0	0	0	0	0	1,070,000	—
	Annual Perf. Pay Plan	0	0	802,500	802,500	0	802,500	802,500
	Restricted Stock	0	0	4,098,063	4,098,063	0	4,098,063	4,098,063
	Stock Options	671,086	671,086	716,664	716,664	671,086	716,664	716,664
	Performance Units	0	0	1,353,067	1,353,067	0	0	1,353,067
	Nonqualified Plans	113,369	113,369	113,369	113,369	113,369	113,369	—
	Health Benefits	0	0	0	0	0	0	—
	Total	784,455	784,455	7,083,663	7,083,663	784,455	6,800,596	6,970,294

Name	Payments	Termination Event: Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Joe D. Rainey	Severance	0	0	0	0	0	900,000	—
	Annual Perf. Pay Plan	0	0	765,000	765,000	0	765,000	765,000
	Restricted Stock	0	0	4,409,344	4,409,344	0	4,409,344	4,409,344
	Stock Options	444,777	444,777	476,601	476,601	444,777	476,601	476,601
	Performance Units	0	0	858,400	858,400	0	0	858,400
	Nonqualified Plans	2,618,753	2,618,753	2,618,753	2,618,753	2,618,753	2,618,753	—
	Health Benefits	0	12,000	12,000	0	0	0	—
	Total	3,063,530	3,075,530	9,140,098	9,128,098	3,063,530	9,169,698	6,509,345

Resignation. Resignation is defined as leaving employment with us voluntarily, not having attained early or normal retirement status (see these sections for information on what constitutes these statuses). Upon resignation, the following actions will occur for a NEO's various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30-90 days after their resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Performance Units.* The NEO would not be eligible to receive payments, if any, under the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Payments from the Halliburton Company Supplemental Executive Retirement Plan and Halliburton Company Benefit Restoration Plan are paid out of an irrevocable grantor trust held at State Street Bank and Trust Company. The principal and income of the trust are treated as our assets and income for federal income tax purposes and are subject to the claims of our general creditors to the extent provided in the plan. The Halliburton Elective Deferral Plan is unfunded and payments are made by us from general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum ten year period.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs since they resigned from employment with us.

Early Retirement. A NEO becomes eligible for early retirement by either attaining age 50 or by attaining 70 points via a combination of age plus years of service. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before consideration will be given by the Compensation Committee to retention of stock awards upon separation from employment. For example, if a NEO is eligible for early retirement but is leaving us to go to work for a competitor, then their stock awards would not be considered for retention.

Early Retirement (Without Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.

- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30-90 days after their early retirement or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Performance Units.* The NEO would not be eligible to receive payments, if any, under the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* A NEO that was age 40 or older as of December 31, 2004 and qualifies for early retirement under our health and welfare plans, which requires that they have attained age 55 with ten years of service or that their age and years of service equals 70 points with a minimum of ten years of service, is eligible for a $12,000 credit. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized as a monthly credit applied to the cost of retiree medical based on the number of months from the time of early retirement to age 65. For example, if a NEO is 10 years or 120 months away from age 65 at the time of their early retirement, they will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after their separation, they would not receive any cash in lieu of the credit.

Early Retirement (With Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* For Messrs. McCollum and Brown, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar, Pope, and Rainey were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* Any stock holdings restrictions would lapse upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Stock Options.* The NEO will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.
- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's early retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* A NEO that was age 40 or older as of December 31, 2004 and qualifies for early retirement under our health and welfare plans is eligible for a $12,000 credit. Refer to the *Early Retirement (Without Approval)* section for more information on Health Benefits.

Normal Retirement. A NEO would be eligible for normal retirement should they cease employment at age 65 or later. The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.

- *Annual Performance Pay Plan.* For Messrs. McCollum and Brown, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar, Pope and Rainey were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* Any restricted stock holdings would vest upon the date of normal retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Stock Options.* The NEO will be granted retention of their outstanding option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.
- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's normal retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit as they would be age 65 or older at the time of normal retirement.

Termination (For Cause). Should the NEO be terminated by us for cause, such as violating a Code of Business Conduct policy, the following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of termination. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30-90 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2011 table.
- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (Without Cause). Should a NEO with an employment agreement be terminated without cause by us, such as termination at our convenience, then the provisions of their applicable employment agreements related to severance payments, annual performance pay plan (if applicable), and lapsing of stock restrictions would apply. In the case of Messrs. McCollum, Brown, Pope, and Rainey, payments for these items are conditioned on a release agreement being executed by the NEO. The following actions will occur for their various elements of compensation:

- *Severance Pay.* Severance is paid according to terms of an employment agreement. Mr. Lesar's severance multiple is five times base salary at the time of termination. Messrs. McCollum, Brown, Pope, and Rainey would receive severance in the amount of two times base salary at the time of termination. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.

- *Annual Performance Pay Plan.* For Messrs. McCollum and Brown, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar, Pope, and Rainey were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* For all NEOs, except Messrs. Pope and Rainey, restricted shares under the Stock and Incentive Plan are automatically vested or are forfeited and an equivalent value is paid to the NEO at the Compensation Committee's discretion. Messrs. Pope and Rainey entered into non-compete agreements with us and agreed not to work for a competitor of Halliburton for two years following separation. If they comply with the terms of their agreements, they will receive a single lump sum payment equal to the value of any unvested restricted shares that were forfeited because of termination.
- *Stock Options.* If the NEO is eligible for early retirement, then they will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date. If the NEO is not eligible for early retirement, then they must exercise their outstanding, vested options within 30-90 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited.
- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2011 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Change-in-Control. Should a change-in-control take place, the following actions will occur for their various elements of compensation:

- *Annual Performance Pay Plan.* In the event of a change-in-control during a plan year, a plan participant is entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, pro-rated through the date of the change-in-control. In the event of a change-in-control after the end of a plan year but before the payment date, the plan participant is entitled to an immediate cash payment equal to the incentive earned for the plan year. The employment contracts of Messrs. McCollum and Brown each provide that he is entitled to any amount payable for the year under the Annual Performance Pay Plan in which his employment is terminated determined as if he had remained employed for the full year. Such amounts shall be paid at the time that similarly situated employees are paid.
- *Restricted Stock.* Restricted shares under the Stock and Incentive Plan are automatically vested.
- *Stock Options.* Any outstanding options shall become immediately vested and fully exercisable by the NEO.
- *Performance Units.* In the event of a change-in-control during a performance cycle, NEOs will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control. In the event of a change-in-control after the end of a performance cycle but before the payment date, NEOs will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	14,870,060	$31.74	24,902,289
Equity compensation plans not approved by security holders	—	—	—
Total	14,870,060	$31.74	24,902,289

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in Halliburton shares with the SEC and the NYSE. Based on our records and other information, we believe that in 2011 our Directors and our officers who are subject to Section 16 met all applicable filing requirements.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

In February 2011, a shareholder derivative lawsuit was filed in Harris County, Texas naming us as a nominal defendant and certain of our directors and officers as defendants. This case alleges that these defendants, among other things, breached fiduciary duties of good faith and loyalty by failing to properly exercise oversight responsibilities and establish adequate internal controls, including controls and procedures related to cement testing and the communication of test results, as they relate to the Deepwater Horizon incident. The semisubmersible drilling rig, Deepwater Horizon, sank on April 22, 2010 after an explosion and fire onboard the rig that began on April 20, 2010. The Deepwater Horizon was owned by Transocean Ltd. and had been drilling the Macondo exploration well in Mississippi Canyon Block 252 in the Gulf of Mexico for the lease operator, BP Exploration, an indirect wholly owned subsidiary of BP p.l.c. We performed a variety of services for BP Exploration, including cementing, mud logging, directional drilling, measurement-while-drilling, and rig data acquisition services. Our Board of Directors designated a special committee of independent directors to oversee the investigation of the allegations made in the lawsuits and make recommendations to the Board on actions that should be taken. Based on the committee's recommendation, the independent and disinterested members of the Board of Directors determined that there was no merit to pursuit of claims against any individuals. We have reached a potential resolution with the attorneys for the Plaintiff, subject to Court approval.

In May 2009, two shareholder derivative lawsuits involving us and KBR, Inc., which we formerly owned, were filed in Harris County, Texas naming as defendants various current and retired Halliburton directors and officers and current KBR directors. These cases allege that the individual Halliburton defendants violated their fiduciary duties of good faith and loyalty to the detriment of Halliburton and its shareholders by failing to properly exercise oversight responsibilities and establish adequate internal controls. The District Court consolidated the two cases and the plaintiffs filed a consolidated petition against current and former Halliburton directors and officers only containing various allegations of wrongdoing including violations of the FCPA, claimed KBR offenses while acting as a government contractor in Iraq, claimed KBR offenses and fraud under

United States government contracts, Halliburton activity in Iran, and illegal kickbacks. Our Board of Directors designated a special committee of independent directors to oversee the investigation of the allegations made in the lawsuits and make recommendations to the Board on actions that should be taken. Based on the committee's recommendation, the independent and disinterested members of the Board of Directors determined that there was no merit to pursuit of claims against any individuals. We have reached a potential resolution with the attorneys for the Plaintiff, subject to Court approval.

There are no other legal proceedings to which any Director, officer or principal stockholder, or any affiliate thereof, is a party that would potentially be material and adverse to us.

DIRECTORS' COMPENSATION

Directors' Fees and Deferred Compensation Plan

All non-employee Directors receive an annual retainer of $100,000. The Lead Director receives an additional annual retainer of $25,000 and the chairperson of each committee also receives an additional retainer annually for serving as chair as follows: Audit — $20,000; Compensation — $15,000; Health, Safety and Environment — $10,000; and Nominating and Corporate Governance — $10,000.

Under the Directors' Deferred Compensation Plan, Directors are permitted to defer all or part of their fees. A participant may elect, on a prospective basis, to have his or her deferred compensation account either credited quarterly with interest at the prime rate of Citibank, N.A. or translated on a quarterly basis into Halliburton common stock equivalents. The plan will make distributions to the Director after retirement in a lump sum or in annual installments over a 5-or a 10-year period as elected by the Director. Distributions of common stock equivalents are made in shares of common stock, while distributions of deferred compensation credited with interest are made in cash. Ms. Dicciani, Ms. Reed and Messrs. Bennett, Boyd, Carroll, Gillis, and Hackett have elected to participate in the plan.

Directors' Restricted Stock Awards

Each non-employee Director receives an annual award of restricted shares of common stock with a value of approximately $160,000 on the date of the award. The actual number of restricted shares of common stock is determined by dividing $160,000 by the average of the closing stock price of our common stock on each business day during the month of July. These annual awards are made on or about the first of August of each year. The value of the award may be more or less than $160,000 based on the closing price of our common stock on the date of the award in August. Additionally, when a non-employee Director is first elected to the Board, he or she receives an award of 2,000 restricted shares of common stock shortly thereafter.

Directors may not sell, assign, pledge or otherwise transfer or encumber restricted shares until the restrictions are removed. Restrictions lapse following termination of Board service under specified circumstances, which include, among others, death or disability, retirement under the Director mandatory retirement policy, or early retirement after at least four years of service. During the restriction period, Directors have the right to vote and to receive dividends and dividend equivalents on the restricted shares. Directors forfeit any shares that are restricted under the plan's provisions following termination of service.

Directors' Stock Ownership Requirements

In September 2010, the Board adopted stock ownership requirements for all non-employee Directors to further align their interests with our stockholders. As a result, all non-employee Directors are required to own Halliburton common stock in an amount equal to or in excess of five times the annual retainer. The Nominating and Corporate Governance Committee reviews the holdings of all non-employee Directors, which include restricted shares and all other Halliburton common stock personally held by them, at each May meeting. Each non-employee Director has five years to meet the requirements, measured from the later of the date the requirements were adopted by the Board or the date he or she is first elected to the Board. Each non-employee Director currently meets the stock ownership requirements or is on track to do so within the requisite five-year period.

Charitable Contributions and Other Benefits

Matching Gift Programs. To further our support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of two times the amount contributed, subject to approval by its Trustees and providing the contribution meets certain criteria. The maximum aggregate of all contributions each calendar year by a Director eligible for matching is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $100,000 for any Director who participates in the programs. Neither the Halliburton Foundation nor we have made a charitable contribution to any charitable organization in which a Director serves as an executive officer, within the preceding three years, that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Accidental Death and Dismemberment. We offer an optional accidental death and dismemberment policy for Directors for individual coverage or family coverage with a benefit per Director of up to $250,000 and lesser amounts for family members. Mr. Carroll, Ms. Dicciani and Mr. Malone elected individual coverage at a cost of $99 annually. Messrs. Gillis and Martin elected family coverage at a cost of $159 annually. These premiums are included in the All Other Compensation column for those who participate.

2011 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Alan M. Bennett	120,000	160,841	0	97,939	378,780
James R. Boyd	115,000	160,841	0	91,812	367,653
Milton Carroll	100,000	160,841	0	11,945	272,786
Nance K. Dicciani	100,000	160,841	0	105,936	366,777
S. Malcolm Gillis	110,000	160,841	0	25,981	296,822
James T. Hackett	38,462	0	0	104,520	142,982
Abdallah S. Jum'ah	100,000	160,841	0	102,753	363,594
Robert A. Malone	100,000	160,841	0	4,911	265,752
J. Landis Martin	121,181	160,841	0	212,285	494,307
Debra L. Reed	110,000	160,841	0	44,123	314,964

Fees Earned or Paid In Cash. The amounts in this column represent retainer fees earned in fiscal year 2011, but not necessarily paid in 2011. Refer to the section Directors' Fees and Deferred Compensation Plan for information on annual retainer fees.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of the restricted stock awarded in 2011. ASC 718 requires the reporting of the aggregate grant date fair value of stock awards granted to the Director during the fiscal year. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

The numbers of shares of restricted stock outstanding at fiscal year-end are: Mr. Bennett — 25,236; Mr. Boyd — 25,236; Mr. Carroll — 20,271; Ms. Dicciani — 14,843; Dr. Gillis — 28,762; Mr. Jum'ah — 9,126; Mr. Malone — 14,843; Mr. Martin — 35,162; and Ms. Reed —33,562. Mr. Hackett retired from the Board in May 2011 and therefore, had no remaining shares of restricted stock outstanding at fiscal year-end because his restricted shares vested upon retirement.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. None of the Directors had a change in pension value or nonqualified deferred compensation earnings that represented above-market earnings in 2011.

All Other Compensation. This column includes compensation related to the Halliburton Foundation, Accidental Death and Dismemberment program, restricted stock dividends, and dividend equivalents associated with the Directors' Deferred Compensation Plan.

Directors who participated in the matching gift programs under the Halliburton Foundation and the corresponding match provided by the Halliburton Foundation include: Mr. Bennett — $86,000; Mr. Boyd — $77,000; Ms. Dicciani — $100,000; Dr. Gillis — $16,000; Mr. Hackett — $100,000; Mr. Jum'ah — $100,000; Mr. Martin — $200,000; and Ms. Reed — $30,250. The amounts reflected indicate matching payments made by the Halliburton Foundation in 2011. Because of differences between the time when the Director makes the charitable contribution and the time when the Halliburton Foundation makes the matching payment, amounts paid by the Halliburton Foundation may apply to contributions made by the Directors in both 2010 and 2011 and the amounts shown may exceed $100,000 in those instances.

Directors who participated in the Accidental Death and Dismemberment program and incurred imputed income for the benefit amount of $99 for individual coverage and $159 for family coverage include: Mr. Carroll — $99; Ms. Dicciani — $99; Dr. Gillis — $159; Mr. Malone — $99; and Mr. Martin — $159.

Directors who received dividends on restricted stock held on Halliburton record dates include: Mr. Bennett — $8,553; Mr. Boyd — $8,553; Mr. Carroll — $6,766; Ms. Dicciani — $4,812; Dr. Gillis — $9,822; Mr. Hackett — $2,612; Mr. Jum'ah — $2,753; Mr. Malone — $4,812; Mr. Martin — $12,126; and Ms. Reed — $11,550.

Directors who received dividend equivalents credited under the Directors' Deferred Compensation Plan include: Mr. Bennett — $3,386; Mr. Boyd — $6,259; Mr. Carroll — $5,080; Ms. Dicciani — $1,025; Mr. Hackett — $1,908; and Ms. Reed — $2,323.

AUDIT COMMITTEE REPORT

We operate under a written charter, a copy of which is available on Halliburton's website, *www.halliburton.com.* As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval.

Halliburton's management is responsible for preparing Halliburton's financial statements and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain and oversee the work of the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2011, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Statement on Auditing Standards No. 61 relating to the conduct of the audit;
- received from KPMG LLP the written disclosures and letter required by the Public Company Accounting Oversight Board regarding KPMG LLP's independence; and
- discussed with KPMG LLP its independence.

Based on our:

- review of the audited financial statements;
- discussions with management;
- discussions with KPMG LLP; and
- review of KPMG LLP's written disclosures and letter,

we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the Securities and Exchange Commission. Our recommendation considers our review of that firm's qualifications as independent public accountants for the Company. Our review also included matters required to be considered under Securities and Exchange Commission rules on auditor independence, including the nature and extent of non-audit services. In our business judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

THE AUDIT COMMITTEE

Alan M. Bennett
James R. Boyd
Nance K. Dicciani
S. Malcolm Gillis

FEES PAID TO KPMG LLP

During 2011 and 2010, we incurred the following fees for services performed by KPMG LLP.

	2011	2010
	(In millions)	(In millions)
Audit fees	$10.5	$ 8.8
Audit-related fees	0.3	0.2
Tax fees	2.2	2.0
All other fees	0.2	0.1
Total	$13.2	$11.1

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG LLP for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2011 and December 31, 2010. Audit fees also include the audits of many of our subsidiaries in regards to compliance with statutory requirements in foreign countries, reviews of our financial statements included in the Forms 10-Q we filed for fiscal years 2011 and 2010, and review of registration statements.

Audit-Related Fees

Audit-related fees primarily include professional services rendered by KPMG LLP for audits of some of our subsidiaries relating to transactions and the audit of our employee benefit plans.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees.

All Other Fees

All other fees comprise professional services rendered by KPMG LLP related to immigration services and other nonrecurring miscellaneous services.

Pre-Approval Policies and Procedures

The Audit Committee has established written pre-approval policies that require the approval by the Audit Committee of all services provided by KPMG LLP as the principal independent public accountants that examine our financial statements and books and records and all audit services provided by other independent public accountants. Prior to engaging KPMG LLP for the annual audit, the Audit Committee reviews a Principal Independent Public Accountants Auditor Services Plan. KPMG LLP then performs services throughout the year as approved by the Committee. KPMG LLP reviews with the Committee, at least quarterly, a projection of KPMG LLP's fees for the year. Periodically, the Audit Committee approves revisions to the plan if the Committee determines changes are warranted. All of the fees described above provided by KPMG LLP to us were approved in accordance with the policy. Our Audit Committee considered whether KPMG LLP's provisions of tax services and all other fees as reported above is compatible with maintaining KPMG LLP's independence as our principal independent public accounting firm.

Work Performed by KPMG LLP's Partners and Employees

KPMG LLP's work on our audit was performed by KPMG LLP partners and employees.

PROPOSAL FOR RATIFICATION OF THE SELECTION OF AUDITORS

(Item 2)

KPMG LLP has examined our financial statements beginning with the year ended December 31, 2002. A resolution will be presented at the Annual Meeting to ratify the appointment by the Board of that firm as independent public accountants to examine our financial statements and books and records for the year ending December 31, 2012. The appointment was made upon the recommendation of the Audit Committee. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in us. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with us in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

The affirmative vote of the holders of a majority of the shares of our common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

If the stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the selection of independent public accountants.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as independent public accountants to examine our financial statements and books and records for the year 2012.

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PROPOSAL FOR ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

(Item 3)

Pursuant to Section 14A of the Securities Exchange Act of 1934, our stockholders are being presented with the opportunity to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement. As approved by our stockholders at the 2011 Annual Meeting of Stockholders, consistent with our Board's recommendation, we are submitting this proposal for a non-binding vote on an annual basis.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate, and retain our named executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased stockholder value. Please read the "Compensation Discussion and Analysis" beginning on page 14 for additional details about our executive compensation programs, including information about the fiscal year 2011 compensation of our named executive officers.

The Compensation Committee continually reviews the compensation programs for our named executive officers to ensure the programs achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program achieves the following objectives identified in Compensation Discussion and Analysis:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies; and
- Maximize the return on our human resource investment.

We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement and ask that our stockholders vote "FOR" the following resolution at the Annual Meeting:

"**RESOLVED**, that the compensation paid to Halliburton's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby approved."

The say-on-pay vote is advisory and, therefore, not binding on us, the Compensation Committee or our Board of Directors. Our Board of Directors and our Compensation Committee value the opinions of our stockholders. To the extent there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The Board of Directors recommends a vote FOR the advisory vote on executive compensation.

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PROPOSAL TO AMEND AND RESTATE THE HALLIBURTON COMPANY STOCK AND INCENTIVE PLAN

(Item 4)

Introduction

The Halliburton Company Stock and Incentive Plan (the "Stock and Incentive Plan") was last approved by stockholders at the 2009 annual meeting and reserved 45,750,000 shares for issuance thereunder.

This amendment and restatement of the Stock and Incentive Plan replenishes the pool of shares of Halliburton common stock available for issuance under the Stock and Incentive Plan by adding 25,000,000 shares.

Our Board is requesting that stockholders approve the amendment and restatement of the Stock and Incentive Plan, which amendment and restatement was approved by the Board of Directors on February 16, 2012 subject to stockholder approval.

General

In order to give Halliburton the flexibility to responsibly address its future equity compensation needs, Halliburton is requesting that stockholders approve the amendment and restatement of the Stock and Incentive Plan with the following material features:

- Add 25,000,000 shares to the Stock and Incentive Plan.
- Increase the cash value calendar year limit for individual performance awards not denominated in common stock from $10,000,000 to $20,000,000 for purposes of Section 162(m) of the Internal Revenue Code.
- Eliminate the 2013 expiration date of the Stock and Incentive Plan.

The 25,000,000 shares to be added to the Stock and Incentive Plan pursuant to the amendment and restatement of the plan, in combination with the remaining authorized shares and shares added back into the plan from forfeitures, is expected to satisfy Halliburton's equity compensation needs through the 2014 annual meeting of stockholders. This being the case, if the amendment and restatement are approved, Halliburton anticipates seeking the authorization of additional shares under the Stock and Incentive Plan in 2014.

The Stock and Incentive Plan contains the following important features:

- Repricing of stock options and stock appreciation rights is prohibited unless prior stockholder approval is obtained.
- Stock options and stock appreciation rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- The ability to automatically receive replacement stock options when a stock option is exercised with previously acquired shares of Halliburton common stock or so-called "stock option reloading" is not permitted.

Share Reserve (adjusted for 1997 and 2006 stock splits where applicable)

Shares authorized under the Stock and Incentive Plan	132,959,680
Shares granted (less available cancellations) and shares expired from 1993 through December 31, 2011 from the Stock and Incentive Plan	118,661,998
Remaining shares available for grant as of December 31, 2011	14,297,682
Additional shares being requested under the amendment and restatement of the Stock and Incentive Plan	25,000,000
Total shares available for grant under the amended and restated Stock and Incentive Plan	39,297,682

Note: As of December 31, 2011, Halliburton had total outstanding awards of 15,394,828 options with a weighted average exercise price of $29.113 and a weighted average life of 6.33 years, and 14,115,230 full value awards.

If the amendment and restatement of the Stock and Incentive Plan is approved by stockholders, the aggregate number of shares of Halliburton common stock that will be available for issuance under the Stock and Incentive Plan would increase to 39,297,682 shares, based on the estimates set forth above. Each share issued as restricted stock (or pursuant to the vesting of a stock unit or a performance share award) will count as the issuance of 1.60 shares reserved under the plan, while each share granted as a stock option or stock appreciation right will count as the issuance of 1.0 shares reserved under the plan. If awards granted under the Stock and Incentive Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the Stock and Incentive Plan. The Stock and Incentive Plan does not provide for "liberal share counting." Stock appreciation rights and options will be counted in full against the number of shares available for issuance under the Stock and Incentive Plan, regardless of the number of shares issued upon settlement of the stock appreciation rights and options.

The number of stock option shares or stock appreciation rights, singly or in combination, together with shares or share equivalents under performance awards granted to any individual in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any performance award not denominated in common stock granted to any individual for any one calendar year shall not exceed $20,000,000.

In the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of common stock occurring after the date of the grant of an award, the Compensation Committee shall make appropriate adjustments to the number and price of shares of common stock or other consideration subject to such awards and the award limits set forth in the preceding paragraph.

THE STOCK AND INCENTIVE PLAN

Types of Awards

The Stock and Incentive Plan provides for the grant of any or all of the following types of awards:

- stock options, including incentive stock options and non-qualified stock options;
- stock appreciation rights, either independent of, or in connection with, stock options;
- restricted stock;
- restricted stock units;
- performance awards; and
- stock value equivalent awards.

Any stock option granted in the form of an incentive stock option must satisfy the requirements of section 422 of the Internal Revenue Code. Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the Compensation Committee. To date, only awards of non-qualified stock options, restricted stock, restricted stock units and cash-based performance awards have been made under the Stock and Incentive Plan.

Term

The Stock and Incentive Plan has an indefinite term.

Administration

The Board of Directors has appointed the Compensation Committee to administer the Stock and Incentive Plan. Subject to the terms of the Stock and Incentive Plan, and to any approvals and other authority as the Board of Directors may reserve to itself from time to time, the Compensation Committee, consistent with the terms of the Stock and Incentive Plan, will have authority to:

- select the individuals to receive awards and determine the timing, form, amount or value and term of grants and awards, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the Stock and Incentive Plan;
- construe the Stock and Incentive Plan and prescribe rules and regulations for the administration of the Stock and Incentive Plan; and
- make any other determinations authorized under the Stock and Incentive Plan as the Compensation Committee deems necessary or appropriate.

Eligibility

A broad group of our employees and employees of our affiliates are eligible to participate in the Stock and Incentive Plan. The selection of participants from eligible employees is within the discretion of the Compensation Committee. Non-employee directors are eligible to participate in the Stock and Incentive Plan. As of January 1, 2012, approximately 17,000 employees (including employees and executive officers) and 10 non-employee directors are eligible for awards under the Stock and Incentive Plan as determined by the Compensation Committee.

Stock Options

Under the Stock and Incentive Plan, the Compensation Committee may grant awards in the form of stock options to purchase shares of common stock. The Compensation Committee will determine the number of shares subject to an option, the manner and time of the option's exercise, and the exercise price per share of stock subject to the option. The term of an option may not exceed ten years. No consideration is received by us for granting stock options. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. Repricing of stock options is prohibited unless prior stockholder approval is obtained. The Compensation Committee will designate each option as a non-qualified or an incentive stock option.

The option exercise price may, at the discretion of the Compensation Committee, be paid by a participant in cash, shares of common stock or a combination of cash and common stock. Except as set forth below with regard to specific corporate changes, no option will be exercisable within six months of the date of grant.

Stock Appreciation Rights

The Stock and Incentive Plan also authorizes the Compensation Committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a stock appreciation right will not be less than the fair market value of the common stock on the date the stock appreciation right is granted.

If granted with a stock option, exercise of stock appreciation rights will result in the surrender of the right to purchase the shares under the option as to which the stock appreciation rights were exercised. Upon exercising a stock appreciation right, the holder receives for each share for which the stock appreciation right is exercised, an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the Compensation Committee. The stock appreciation rights will not be exercisable within six months of the date of grant. The term of a stock appreciation right grant may not exceed ten years, and no consideration is received by us for granting stock appreciation rights.

Restricted Stock

The Stock and Incentive Plan provides that shares of common stock subject to specific restrictions may be awarded to eligible individuals as determined by the Compensation Committee. The Compensation Committee will determine the nature and extent of the restrictions on the shares, the duration of the restrictions, and any circumstance under which restricted shares will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. During the period of restriction, recipients will have the right to receive dividends and the right to vote the shares.

Restricted Stock Units

The Stock and Incentive Plan authorizes the Compensation Committee to grant restricted stock units. A restricted stock unit is a unit evidencing the right to receive one share of common stock or an equivalent cash value equal to the fair market value of a share of common stock. The Compensation Committee will determine the nature and extent of the restrictions on the restricted stock units, the duration of the restrictions, and any circumstance under which restricted stock units will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. The Compensation Committee may provide for the payment of dividend equivalents during the period of restriction, but recipients will not have the right to receive actual dividends or to vote the shares underlying the restricted stock units.

Performance Awards

The Stock and Incentive Plan permits the Compensation Committee to grant performance awards to eligible individuals. Performance awards are awards that are contingent on the achievement of one or more performance measures. Such performance measures may be established and administered in accordance with the requirements of Section 162(m) of the Internal Revenue Code. Performance awards may be settled in cash or stock, as determined by the Compensation Committee. The number of shares or share equivalents under performance awards, singly or in combination, together with the number of stock option shares or stock appreciation rights, granted to any individual in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value (determined as of the date of grant) of any performance award that is not denominated in stock granted to any one participant in a calendar year may not exceed $20,000,000.

The performance criteria that may be used by the Compensation Committee in granting performance awards consist of objective tests based on the following:

- earnings
- cash flow
- customer satisfaction
- revenues
- financial return ratios
- profit return and margins
- market share
- working capital
- cash value added performance
- stockholder return and/or value
- operating profits (including EBITDA)
- net profits
- earnings per share
- stock price
- cost reduction goals
- debt to capital ratio

The Compensation Committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on our overall corporate performance, based on subsidiary or business unit performance, or based on comparative performance with other companies or other external measures of selected performance criteria. The Compensation Committee will also determine the length of time over which performance will be measured and the effect of a recipient's death, disability, retirement or other termination of service during the performance period.

Stock Value Equivalent Awards

The Stock and Incentive Plan permits the Compensation Committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive the fair market value of a specified number of shares of common stock, or the appreciation in the fair market value of the shares, over a specified period of time, pursuant to a vesting schedule, all as determined by the Compensation Committee. Payment of the vested portion of a stock value equivalent award shall be made in cash, based on the fair market value of the common stock on the payment date. The Compensation Committee will also determine the effect of a recipient's death, disability, retirement or other termination of service during the applicable period.

Amendment

The Stock and Incentive Plan provides that the Board of Directors may at any time terminate or amend the plan. However, the Board may not, without approval of the stockholders, amend the Stock and Incentive Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that:

- materially increases the benefits accruing to a Holder under the plan;
- materially increases the aggregate number of securities that may be issued under the plan;
- materially modifies the requirements as to eligibility for participation in the plan; or
- changes the types of awards available under the plan.

No amendment or termination of the Stock and Incentive Plan shall, without the consent of the optionee or participant, alter or impair rights under any options or other awards previously granted.

The summary of the Stock and Incentive Plan provided above is a summary of the principal features of the plan. This summary, however, does not purport to be a complete description of all of the provisions of the Stock and Incentive Plan. It is qualified in its entirety by references to the full text of the Stock and Incentive Plan. A copy of the Stock and Incentive Plan has been filed with the Securities and Exchange Commission with this proxy statement, and any stockholder who wishes to obtain a copy of the Stock and Incentive Plan may do so by written request to the Corporate Secretary at the address set forth on page 1 of this proxy statement.

Change-in-Control

In the event of a corporate change, unless an award document otherwise provides, as of the corporate change effective date, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards or restricted stock unit awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent shall be deemed achieved and the holder shall receive a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the corporate change effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, shall immediately vest and be paid based on the vested value of the award.

Plan Benefits

All awards to directors, executive officers and employees are made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the Stock and Incentive Plan as amended and restated are not determinable at this time.

Federal Income Tax Treatment

The following summarizes the current U.S. federal income tax consequences generally arising for awards under the Stock and Incentive Plan.

A participant who is granted an incentive stock option does not realize any taxable income at the time of the grant or at the time of exercise, but in some circumstances may be subject to an alternative minimum tax as a result of the exercise. Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under these circumstances, we will not be entitled to any deduction for federal income tax purposes. If the participant fails to hold the shares for that period, the disposal is treated as a disqualifying disposition. The gain on the disposition is ordinary income to the participant to the extent of the difference between the option price and the fair market value on the exercise date. Any excess is long-term or short-term capital gain, depending on the holding period. Under these circumstances, we will be entitled to a tax deduction equal to the ordinary income amount the participant recognizes in a disqualifying disposition.

A participant who is granted a non-qualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise. The income equals the difference between the exercise price of the shares and the market value of the shares on the date of exercise. We are entitled to a corresponding tax deduction for the same amount.

The grant of a stock appreciation right will produce no U.S. federal tax consequences for the participant or us. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the shares and the market price of the shares on the date of exercise, and a corresponding tax deduction to us.

A participant who has been granted an award of restricted shares of common stock or an award of restricted stock units will not realize taxable income at the time of the grant. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares or cash received at that time over the amount, if any, paid for the shares. We will be entitled to a corresponding tax deduction. Dividends on restricted stock and dividend equivalents, if any, on restricted stock units paid to the participant during the restriction period will also be compensation income to the participant and will be deductible as compensation expense by us.

A participant who has been granted a performance award will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the value of shares delivered, and we will be entitled to a corresponding tax deduction.

The grant of a stock value equivalent award produces no U.S. federal income tax consequences for the participant or us. The payment of a stock value equivalent award results in taxable income to the participant equal to the amount of the payment received, valued with reference to the fair market value of the common stock on the payment date. We are entitled to a corresponding tax deduction for the same amount.

We may deduct any taxes required by law to be withheld in connection with any award.

Section 409A of the Internal Revenue Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals or (iii) restrictions on acceleration of payouts, will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Failure to comply with section 409A may result in the early taxation (plus interest) to the holder of deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a change-in-control, an unforeseen emergency (other than death), each as defined under section 409A or at a specified time. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for the reasons specified above may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax. Based on current guidance, we expect that we will be able to structure future awards in a manner that complies with section 409A.

General/Vote Required

The closing price of Halliburton's common stock on March 19, 2012, as traded on the New York Stock Exchange was $35.00 per share.

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

The Board of Directors recommends a vote FOR the approval of the proposed amendment and restatement of the Halliburton Company Stock and Incentive Plan.

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ADDITIONAL INFORMATION

Advance Notice Procedures

Under our By-laws, no business, including nominations of a person for election as a director, may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered notice to us (containing the information specified in the By-laws). To be timely, a stockholder's notice for matters to be brought before the Annual Meeting of Stockholders in 2013 must be delivered to or mailed and received at our principal executive office specified on page 1 of this proxy statement not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the 2012 Annual Meeting of Stockholders, or no later than February 15, 2013 and no earlier than January 16, 2013. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement. This advance notice requirement does not preclude discussion by any stockholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Proxy Solicitation Costs

The proxies accompanying this proxy statement are being solicited by us. The cost of soliciting proxies will be borne by us. We have retained Georgeson Inc. to aid in the solicitation of proxies. For these services, we will pay Georgeson a fee of $13,000 and reimburse it for out-of-pocket disbursements and expenses. Our officers and employees may solicit proxies personally, by telephone or other telecommunications with some stockholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers and others for their reasonable expenses in forwarding proxies and proxy material to beneficial owners of our stock.

Stockholder Proposals for the 2013 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders in 2013 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by our Vice President and Corporate Secretary at 3000 N. Sam Houston Parkway E., Administration Building, Houston, TX 77032, no later than December 4, 2012. The 2013 Annual Meeting will be held on May 15, 2013.

OTHER MATTERS

As of the date of this proxy statement, we know of no other business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by stockholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors,

Christina M. Ibrahim

CHRISTINA M. IBRAHIM
Vice President and Corporate Secretary

April 3, 2012

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Appendix A

CORPORATE GOVERNANCE GUIDELINES

Revised as of March 20, 2010

The Board has adopted these Guidelines to assist it in the exercise of its responsibilities. These Guidelines are reviewed annually by the Nominating and Corporate Governance Committee and revised, as appropriate.

I. GOVERNANCE RESPONSIBILITIES

The Board of Directors believes that the primary responsibility of the Directors is to provide effective governance over Halliburton's affairs for the benefit of its stockholders. That responsibility includes:

A. Evaluate the performance of the Chief Executive Officer and take appropriate action, including removal, when warranted. Specifically, the Board will:

   1. In an executive session, each year, the Lead Director shall facilitate the discussion of the Board to evaluate the performance of the Chief Executive Officer. In evaluating the Chief Executive Officer, the outside Directors take into consideration the executive's performance in both qualitative and quantitative areas, including:

      a) Leadership and vision;

      b) Integrity;

      c) Keeping the Board informed on matters affecting Halliburton and its operating units;

      d) Performance of the business (including such measurements as total stockholder return and achievement of financial objectives and goals);

      e) Development and implementation of initiatives to provide long-term economic benefit to Halliburton;

      f) Accomplishment of strategic objectives; and

      g) Development of management.

      The Lead Director will communicate the evaluation to the Chief Executive Officer. The Compensation Committee will review the evaluation of the Chief Executive Officer in the course of its deliberations and before it provides a recommendation to the full Board of Directors for the Chief Executive Officer's Compensation for the upcoming year.

   2. Set the Chief Executive Officer's compensation for the next year based upon a recommendation from the Compensation Committee.

B. Select, evaluate, and set the compensation of executive management of Halliburton.

C. Annually review and evaluate the succession plans and management development programs for all members of executive management, including the Chief Executive Officer. Specifically, the Board will oversee a Chief Executive Officer succession management process, which will:

   1. Develop criteria for the CEO position that reflects Halliburton's business strategy;

   2. Utilize a formal assessment process to evaluate CEO candidates;

   3. Identify and develop internal candidates for the CEO position;

   4. Ensure non-emergency CEO planning at least three (3) years before an expected transition;

   5. Develop and maintain an emergency CEO succession plan;

   6. Publish a report on succession planning to stockholders in Halliburton's annual proxy statement.

D. Conduct periodic review and approval of strategic and business plans and monitor corporate performance against such plans.

E. Review applicable laws and regulations; Halliburton maintenance of accounting, financial, disclosure, and other controls; and the adequacy of compliance systems and controls, and adopt policies to govern corporate conduct and compliance.

F. Review matters of corporate governance.

G. Conduct an annual evaluation of the overall effectiveness of the Board.

II. BOARD STRUCTURE:

A. *Chairman of the Board and Chief Executive Officer*: The Board believes that, under normal circumstances, the Chief Executive Officer of Halliburton should also serve as the Chairman of the Board. The Chairman of the Board and Chief Executive Officer is responsible to shareholders for the overall management and functioning of Halliburton.

B. *Lead Director*: The Lead Director is elected by and from the independent outside Directors. The Lead Director of the Board shall preside at each executive session of the outside Directors and, in his or her absence, the outside Directors shall select one of their number to preside. The Lead Director is responsible for periodically scheduling and conducting separate meetings and coordinating the activities of the outside Directors, providing input into agendas for Board meetings and performing various other duties as may be appropriate, including advising the Chairman of the Board.

C. *Director Independence*: the Nominating and Corporate Governance Committee will review the definition of independence and compliance with this policy periodically.

1. The Board believes that as a matter of policy two-thirds of the members of the Board should be independent Directors. In order to be independent, a Director cannot have a material relationship with Halliburton. A Director will be considered independent if he or she:

a) has not been employed by Halliburton or its affiliate in the preceding three years and no member of the Director's immediate family has been employed as an executive officer of Halliburton or its affiliates in the preceding three years;

b) has not received, and does not have an immediate family member that has received for service as an executive officer of Halliburton, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from Halliburton, other than director's fees, committee fees or pension or deferred compensation for prior service;

c) (i) is not a current partner or employee of Halliburton's independent auditor and (ii) was not during the past three calendar years a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

d) does not have an immediate family member who (i) is a current partner of Halliburton's independent auditor, (ii) is a current employee of Halliburton's independent auditor who personally works on Halliburton's audit and (iii) was during the past three calendar years, a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

e) is not a current employee of a customer or supplier of Halliburton or its affiliates and does not have an immediate family member who is a current executive officer of such customer or supplier that made payments to, or received payments from, Halliburton or its affiliates in an amount which exceeds the greater of $1 million or 2% of such customer's or supplier's consolidated gross revenues within any of the preceding three years;

f) has not been within the preceding three years part of an interlocking directorate in which the Chief Executive Officer or another executive officer of Halliburton serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

2. All Directors complete independence questionnaires at least annually and the Board makes determinations of the independence of its members.

D. *Employee Directors*: The Board believes that employee Directors should number not more than two (2). While this number is not an absolute limitation, other than the Chief Executive Officer, who should at all times be a member of the Board, employee Directors should be limited only to those officers whose positions or potential make it appropriate for them to sit on the Board.

E. *Size of the Board*: The Board believes that, optimally, the Board should number between ten (10) and fourteen (14) members. The By-laws prescribe that the number of Directors will not be less than eight (8) nor more than twenty (20).

F. *Service of Former CEOs and Other Former Employees on the Board*: Employee Directors shall retire from the Board at the time of their retirement as an employee unless continued service as a Director is requested and approved by the Board.

G. *Annual Election of All Directors*: As provided in Halliburton's By-laws, all Directors are elected annually by the majority of votes cast, unless the number of nominees exceeds the number of Directors to be elected, in which event the Directors shall be elected by a plurality vote. Should a Director's principal title change during the year, he or she must submit a letter of Board resignation to the Chairman of the Nominating and Corporate Governance Committee who, with the full Committee, shall have the discretion to accept or reject the resignation.

H. *Process for the Selection of New Directors*: The Board is responsible for filling Board vacancies that may occur between annual meetings of stockholders. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Corporate Secretary, as described in our proxy statement. The Nominating and Corporate Governance Committee also considers whether to nominate persons put forward by stockholders pursuant to Halliburton's By-laws relating to stockholder nominations, Section 6.

When it is necessary to add a Director to the Board, the Nominating and Corporate Governance Committee, in consultation with the Board, determines the specific criteria for a new Director candidate. After the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines the appropriate method to evaluate the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed in item I below. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience, and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. One or more members of the Committee and others as appropriate perform candidate interviews. Once the evaluation and interview are completed, the

Committee recommends to the Board of Directors which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

I. *Board Membership Criteria*: Candidates nominated for election or reelection to the Board of Directors should possess the following qualifications:

1. Personal characteristics:

    a) Highest personal and professional ethics, integrity and values;

    b) An inquiring and independent mind; and

    c) Practical wisdom and mature judgment.

2. Broad training and experience at the policy-making level in business, government, education or technology.

3. Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained.

4. Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership.

5. Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations.

6. Willingness to represent the best interests of all stockholders and objectively appraise management performance.

7. Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Board annually evaluates nominees for election and reelection to ensure they meet the above criteria.

J. *Diversity*: The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria as deemed necessary. Personal experience and background, race, gender, age and nationality are reviewed for the Board as a whole, and diversity in these factors may be taken into account in considering individual candidates.

K. *Director Tenure*: The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, will perform an annual review of each Director's continuation on the Board in making its recommendation to the Board concerning his or her nomination for election or reelection as a Director. As a condition to being nominated by the Board for continued service as a Director, each incumbent Director nominee shall sign and deliver to the Board an irrevocable letter of resignation, in a form satisfactory to the Board. For any Director nominee who fails to be elected by a majority of votes cast, where Directors are elected by majority vote, his or her irrevocable letter of resignation will be deemed tendered on the date the election results are certified. The resignation letter is limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election where Directors are elected by majority vote. Such resignation shall only be effective upon acceptance by the Board of Directors. Each non-incumbent Director nominee shall agree upon his or her election as a Director to sign and deliver to the Board such irrevocable letter of resignation. Further, the Board shall fill vacancies and new directorships only with candidates who agree to tender a letter of resignation as described above, promptly following their appointment as a Director. The Board's expectation is that any Director whose resignation has been tendered as described in this section will abstain from participation in both the Nominating and Corporate Governance Committee's consideration of the resignation, if they are a member of that committee, and the Board's decision regarding the resignation. There are no term limits on Directors' service, other than mandatory retirement.

L. *Director Retirement*: It is the policy of the Board that each outside Director shall retire from the Board immediately prior to the annual meeting of stockholders following his or her seventy-second (72nd) birthday. Employee Directors shall retire at the time of their retirement from employment with Halliburton unless the Board approves continued service as a Director.

M. *Director Compensation Review*: It is appropriate for executive management of Halliburton, assisted by an independent compensation consultant, to report periodically to the Nominating and Corporate Governance Committee on the status of Halliburton's Director compensation practices in relation to other companies of comparable size and Halliburton's competitors.

N. *Changes to Director Compensation*: Changes in Director compensation, if any, should come upon the recommendation of the Nominating and Corporate Governance Committee, but with full discussion and concurrence by the Board.

O. *Form and Amount of Director Compensation*: The Nominating and Corporate Governance Committee annually reviews the competitiveness of Halliburton's Director compensation practices. In doing so, the Committee, with the assistance of an independent compensation consultant, compares Halliburton's practices with those of its comparator group, which includes both peer and general industry companies. Specific components reviewed include: cash compensation, equity compensation, benefits, and perquisites. Information is gathered directly from published proxy statements of comparator group companies. Additionally, the Committee utilizes external market data gathered from a variety of survey sources to serve as a reference point against a broader group of companies. Determinations as to the form and amount of Director compensation are based on Halliburton's competitive position resulting from this review.

P. *Annual Meeting Attendance*: It is the policy of the Board that all Directors attend the Annual Meeting of Stockholders and Halliburton's annual proxy statement shall state the number of Directors who attended the prior year's Annual Meeting.

III. OPERATION OF THE BOARD MEETINGS

A. *Executive Sessions of Outside Directors*: During each regular Board meeting, the outside Directors meet in scheduled executive sessions, presided over by the Lead Director.

B. *Frequency of Board Meetings*: The Board has five regularly scheduled meetings per year. Special meetings are called as necessary. It is the responsibility of the Directors to attend the meetings. Director attendance is evaluated as part of the annual Director assessment process.

C. *Attendance of Non-Directors at Board Meetings*: The Chief Financial Officer and the General Counsel will be present during Board meetings, except where there is a specific reason for one or both of them to be excluded. In addition, the Chairman of the Board may invite one or more members of management to be in regular attendance at Board meetings and may include other officers and employees from time to time as appropriate to the circumstances.

D. *Board Access to Management*: Directors have open access to Halliburton's management. In addition, members of Halliburton's executive management routinely attend Board and Committee meetings and they and other managers frequently brief the Board and the Committees on particular topics. The Board encourages executive management to bring managers into Board or Committee meetings and other scheduled events who (i) can provide additional insight into matters being considered or (ii) represent managers with future potential whom executive management believe should be given exposure to the members of the Board.

E. *Board Access to Independent Advisors*: The Board has the authority to retain, set terms of engagement, and dismiss such independent advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

F. *Conflicts of Interest*: If an actual or potential conflict of interest develops because of significant dealings or competition between Halliburton and a business with which the Director is affiliated, the Director should report the matter immediately to the Chairman of the Board for evaluation by the Board. A significant conflict must be resolved or the Director should resign. If a Director has a personal interest in a matter before the Board, the Director shall disclose the interest to the full Board and excuse him or herself from participation in the discussion and shall not vote on the matter.

G. *Strategic and Business Planning*: Strategic and business plans will be reviewed annually at one of the Board's regularly scheduled meetings.

H. *Agenda Items for Board Meetings*: The Chairman of the Board and Chief Executive Officer prepares a draft agenda for each Board meeting and the agenda and meeting schedule are submitted to the Lead Director for approval. The other Board members may suggest items for inclusion on the agenda and each Director may also raise at any Board meeting, subjects that are not on the agenda.

I. *Board/Committee Forward Calendars*: A forward calendar of matters requiring recurring and focused attention by the Board and each Committee will be prepared and distributed prior to the beginning of each calendar year in order to ensure that all required actions are taken in a timely manner and are given adequate consideration. The Board or Committee shall annually review the recurring events calendars and may change or revise them as deemed appropriate.

J. *Advance Review of Meeting Materials*: In advance of each Board or Committee meeting, a proposed agenda will be distributed to each Director. In addition, to the extent feasible or appropriate, information and data important to the Directors' understanding of the matters to be considered, including background summaries and presentations to be made at the meeting, will be distributed in advance of the meeting. The Lead Director approves information distributed to the Directors. Directors also routinely receive monthly financial statements, earnings reports, press releases, analyst reports and other information designed to keep them informed of the material aspects of Halliburton's business, performance, and prospects. It is each Director's responsibility to review the meeting materials and other information provided by Halliburton.

IV. COMMITTEES OF THE BOARD

A. *Number and Types of Committees*: A substantial portion of the analysis and work of the Board is done by standing Board Committees. A Director is expected to participate actively in the meetings of each Committee to which he or she is appointed.

B. *Standing Committees*: The Board has established the following standing Committees: Audit, Compensation, Health, Safety and Environment, and Nominating and Corporate Governance. Each Committee's charter is to be reviewed annually by the Committee and the Board.

C. *Composition of Committees*: It is the policy of the Board that only outside Directors serve on Board Committees. Further, only independent Directors serve on the Audit; Compensation; and the Nominating and Corporate Governance Committees.

D. *Interlocking Directorates*: A Director who is part of an interlocking directorate (i.e., one in which the Chief Executive Officer or another Halliburton executive officer serves on the board of another corporation that employs the Director) may not serve on the Compensation Committee. The composition of the Board Committees will be reviewed annually to ensure that each of its members meet the criteria set forth in applicable SEC, NYSE, and IRS rules and regulations.

E. *Committee Rotation*: The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, recommends annually to the Board the membership of the various Committees and their Chairmen and the Board approves the Committee assignments. In making its recommendations to the Board, the Nominating and Corporate Governance Committee takes into consideration the need for continuity, subject matter expertise, applicable SEC, IRS, or NYSE requirements, tenure, and the desires of individual Board members.

F. *Frequency and Length of Committee Meetings*: Each Committee shall meet as frequently and for such length of time as may be required to carry out its assigned duties and responsibilities. The schedule for regular meetings of the Board and Committees for each year is submitted and approved by the Board in advance. In addition, the Chairman of a Committee may call a special meeting at any time if deemed advisable.

G. *Committee Agendas/Reports to the Board*: Members of management and staff will prepare draft agenda and related background information for each Committee meeting which, to the extent desired by the relevant Committee Chairman, will be reviewed and approved by the Committee Chairman in advance of distribution to the other members of the Committee. A forward calendar of recurring topics to be discussed during the year will be prepared for each Committee and furnished to all Directors. Each Committee member is free to suggest items for inclusion on the agenda and to raise at any Committee meeting subjects that are not on the agenda for that meeting.

Reports on each Committee meeting are made to the full Board. All Directors are furnished copies of each Committee's minutes.

V. OTHER BOARD PRACTICES

A. *Director Orientation and Continuing Education*: An orientation program has been developed for new Directors which includes comprehensive information about Halliburton's business and operations; general information about the Board and its Committees, including a summary of Director compensation and benefits; and a review of Director duties and responsibilities. Halliburton provides annual continuing education courses on business unit product and service line operations.

B. *Board Interaction with Institutional Investors and Other Stakeholders*: The Board believes that it is executive management's responsibility to speak for Halliburton. Individual Board members may, from time to time, meet or otherwise communicate with outside constituencies that are involved with Halliburton. In those instances, however, it is expected that Directors will do so only with the knowledge of executive management and, absent unusual circumstances, only at the request of executive management.

C. *Stockholder Communications with Directors*: To foster better communication with Halliburton's stockholders, Halliburton established a process for stockholders to communicate with the Audit Committee and the Board of Directors. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE, and the SEC. The methods of communication with the Board include mail (Board of Directors c/o Director of Business Conduct, Halliburton Company, P.O. Box 42806, Houston, Texas 77242-2806, USA), a dedicated telephone number (888-312-2692 or 770-613-6348) and an e-mail address (BoardofDirectors@halliburton.com). Information regarding these methods of communication is also on Halliburton's website, www.halliburton.com, under "Corporate Governance".

Halliburton's Director of Business Conduct, a Company employee, reviews all stockholder communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and communications addressed to a named Director are promptly sent to the Director. A report summarizing all communications is sent to each Director quarterly and copies of communications are available for review by any Director.

D. *Periodic Review of these Guidelines*: The operation of the Board of Directors is a dynamic and evolving process. Accordingly, the Nominating and Corporate Governance Committee will review these Guidelines periodically and any recommended revisions will be submitted to the full Board for consideration and approval.

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Appendix B

HALLIBURTON COMPANY
STOCK AND INCENTIVE PLAN
AS AMENDED AND RESTATED FEBRUARY 16, 2012

I. PURPOSE

The purpose of the Halliburton Company Stock and Incentive Plan (the "Plan") is to provide a means whereby Halliburton Company, a Delaware corporation (the "Company"), and its Subsidiaries may attract, motivate and retain highly competent employees and to provide a means whereby selected employees can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company. The Plan is also intended to provide employees with additional incentive and reward opportunities designed to enhance the profitable growth of the Company over the long term. A further purpose of the Plan is to allow awards under the Plan to Non-employee Directors in order to enhance the Company's ability to attract and retain highly qualified Directors. Accordingly, the Plan provides for granting Incentive Stock Options, Options which do not constitute Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards, Stock Value Equivalent Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee or Non-employee Director as provided herein. The Plan was established February 18, 1993 as the Halliburton Company 1993 Stock and Incentive Plan, has been amended from time to time thereafter, and is hereby amended and restated effective as of February 16, 2012.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award.

(b) "Award Document" means the relevant award agreement or other document containing the terms and conditions of an Award.

(c) "Beneficial Owners" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d) "Board" means the Board of Directors of Halliburton Company.

(e) "Change of Control Value" means, for the purposes of Paragraph (f) of Article XIII, the amount determined in Clause (i), (ii) or (iii), whichever is applicable, as follows: (i) the per share price offered to stockholders of the Company in any merger, consolidation, sale of assets or dissolution transaction, (ii) the per share price offered to stockholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place or (iii) if a Corporate Change occurs other than as described in Clause (i) or Clause (ii), the fair market value per share determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of an Award. If the consideration offered to stockholders of the Company in any transaction described in this Paragraph (e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(f) "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(g) "Committee" means the committee selected by the Board to administer the Plan in accordance with Paragraph (a) of Article IV of the Plan.

(h) "Common Stock" means the Common Stock, par value $2.50 per share, of the Company.

(i) "Company" means Halliburton Company, a Delaware corporation.

(j) "Corporate Change" shall conclusively be deemed to have occurred on a Corporate Change Effective Date if an event set forth in any one of the following paragraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or any of its affiliates of a business) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets, other than a sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Corporate Change" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k) "Corporate Change Effective Date" shall mean:

(i) the first date that the direct or indirect ownership of 20% or more combined voting power of the Company's outstanding securities results in a Corporate Change as described in clause (i) of such definition above; or

(ii) the date of the election of Directors that results in a Corporate Change as described in clause (ii) of such definition; or

(iii) the date of the merger or consideration that results in a Corporate Change as described in clause (iii) of such definition; or

(iv) the date of stockholder approval that results in a Corporate Change as described in clause (iv) of such definition.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Fair Market Value" means, as of any specified date, the closing price of the Common Stock on the New York Stock Exchange (or, if the Common Stock is not then listed on such exchange, such other national securities exchange on which the Common Stock is then listed) on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported or, in the sole discretion of the Committee for purposes of determining the Fair Market Value of the Common Stock at the time of exercise of an Option or a Stock Appreciation Right, such Fair Market Value shall be the prevailing price of the Common Stock as of the time of exercise. If the Common Stock is not then listed or quoted on any national securities exchange but is traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(n) "Holder" means an employee or Non-employee Director of the Company who has been granted an Award.

(o) "Immediate Family" means, with respect to a particular Holder, the Holder's spouse, parent, brother, sister, children and grandchildren (including adopted and step children and grandchildren).

(p) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(q) "Minimum Criteria" means a Restriction Period that is not less than three (3) years from the date of grant of a Restricted Stock Award or Restricted Stock Unit Award.

(r) "Non-employee Director" means a member of the Board who is not an employee or former employee of the Company or its Subsidiaries.

(s) "Option" means an Award granted under Article VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options which do not constitute Incentive Stock Options to purchase Common Stock.

(t) "Option Agreement" means a written agreement between the Company and a Holder with respect to an Option.

(u) "Optionee" means a Holder who has been granted an Option.

(v) "Parent Corporation" shall have the meaning set forth in Section 424(e) of the Code.

(w) "Performance Award" means an Award granted under Article XI of the Plan.

(x) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(y) "Plan" means the Halliburton Company Stock and Incentive Plan, as amended and restated.

(z) "Restricted Stock Award" means an Award granted under Article IX of the Plan.

(aa) "Restricted Stock Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

(bb) "Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or an equivalent value equal to the Fair Market Value of a share of Common Stock (as determined by the Committee) that is restricted or subject to forfeiture provisions.

(cc) "Restricted Stock Unit Award" means as Award granted under Article X of the Plan.

(dd) "Restricted Stock Unit Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

(ee) "Restriction Period" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to the Plan and ending as of the date upon which the Common Stock subject to such Award is issued (if not previously issued), no longer restricted or subject to forfeiture provisions.

(ff) "Spread" means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Common Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(gg) "Stock Appreciation Right" means an Award granted under Article VIII of the Plan.

(hh) "Stock Appreciation Rights Agreement" means a written agreement between the Company and a Holder with respect to an Award of Stock Appreciation Rights.

(ii) "Stock Value Equivalent Award" means an Award granted under Article XII of the Plan.

(jj) "Subsidiary" means a company (whether a corporation, partnership, joint venture or other form of entity) in which the Company or a corporation in which the Company owns a majority of the shares of capital stock, directly or indirectly, owns a greater than 20% equity interest, except that with respect to the issuance of Incentive Stock Options the term "Subsidiary" shall have the same meaning as the term "subsidiary corporation" as defined in Section 424(f) of the Code.

(kk) "Successor Holder" shall have the meaning given such term in Paragraph (f) of Article XV.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan as amended and restated herein was adopted by the Board on February 16, 2012, subject to approval by the Company's stockholders. Subject to the provisions of Article XIII, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired by reason of lapse of time, all restrictions imposed upon Restricted Stock Awards and Restricted Stock Unit Awards have lapsed and all Performance Awards and Stock Value Equivalent Awards have been satisfied.

IV. ADMINISTRATION

(a) Composition of Committee. The Plan shall be administered by a Committee of Directors of the Company which shall be appointed by the Board.

(b) Powers. The Committee shall have authority, in its discretion, to determine which eligible individuals shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Option, Stock Appreciation Right, Restricted Stock Award and Restricted Stock Unit Award, and the value of each Performance Award and Stock Value Equivalent Award. The Committee shall have the authority, in its discretion, to establish the terms and conditions applicable to any Award, subject to any specific limitations or provisions of the Plan. In making such determinations the Committee may take into account the nature of the services rendered by the respective individuals, their responsibility level, their present and potential contribution to the Company's success and such other factors as the Committee in its discretion shall deem relevant.

(c) Additional Powers. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Documents executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Document relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Award into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive.

(d) Delegation of Authority. The Committee may delegate some or all of its power to the Chief Executive Officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power with regard to the grant of an Award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an Award to such employee would be outstanding; (ii) the Committee may not delegate its power with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or other person and (iii) any delegation of the power to grant Awards shall be permitted by applicable law.

(e) Engagement of an Agent. The Company may, in its discretion, engage an agent to (i) maintain records of Awards and Holders' holdings under the Plan, (ii) execute sales transactions in shares of Common Stock at the direction of Holders, (iii) deliver sales proceeds as directed by Holders, and (iv) hold shares of Common Stock owned without restriction by Holders, including shares of Common Stock previously obtained through the Plan that are transferred to the agent by Holders at their discretion. Except to the extent otherwise agreed by the Company and the agent, when an individual loses his or her status as an employee or Non employee Director of the Company, the agent shall have no obligation to provide any further services to such person and the shares of Common Stock previously held by the agent under the Plan may be distributed to the person or his or her legal representative.

V. GRANT OF OPTIONS, STOCK APPRECIATION RIGHTS, RESTRICTED STOCK AWARDS, RESTRICTED STOCK UNIT AWARDS, PERFORMANCE AWARDS AND STOCK VALUE EQUIVALENT AWARDS; SHARES SUBJECT TO THE PLAN

(a) Award Limits. The Committee may from time to time grant Awards to one or more individuals determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. The aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 39,297,682 shares. Shares issued as Restricted Stock Awards, Restricted Stock Unit Awards or pursuant to Performance Awards will count against the shares available for issuance under the Plan as 1.60 shares for every 1 share issued in connection with the Award. Notwithstanding anything contained herein to the contrary, the number of Option shares or Stock Appreciation Rights, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any Performance Award not denominated in Common Stock granted to any Holder in any one calendar year shall not exceed $20,000,000. Any shares which remain unissued and which are not subject to outstanding Options or Awards at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. If Awards are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying such Awards shall again become available for Awards under the Plan. Stock

Appreciation Rights and Options shall be counted in full against the number of shares available for issuance under the Plan, regardless of the number of shares issued upon settlement of the Stock Appreciation Rights and Options. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Article XIII with respect to shares of Common Stock subject to Options then outstanding. The 1,000,000-share limit on Stock Options and Stock Appreciation Rights Awards, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder in any calendar year shall be subject to adjustment in the same manner as provided in Article XIII. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option which does not constitute an Incentive Stock Option.

(b) Stock Offered. The stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and reacquired by the Company.

VI. ELIGIBILITY

Only employees of the Company or any Parent Corporation or Subsidiary of the Company and Non-employee Directors shall be eligible for Awards under the Plan as determined by the Committee in its sole discretion. Each Award shall be evidenced in such manner and form as may be prescribed by the Committee.

VII. STOCK OPTIONS

(a) Stock Option Agreement. Each Option shall be evidenced by an Option Agreement between the Company and the Optionee which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Option Agreements need not be identical. Specifically, an Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price.

(b) Option Period. The term of each Option shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of an Option exceed ten (10) years.

(c) Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(d) Option Price. The purchase price of Common Stock issued under each Option shall be determined by the Committee, but such purchase price shall not be less than the Fair Market Value of Common Stock subject to the Option on the date the Option is granted.

(e) Options and Rights in Substitution for Stock Options Granted by Other Corporations. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for stock options held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

(f) Repricing Prohibited. Except for adjustments pursuant to Article XIII, the purchase price of Common Stock for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower purchase price, cash or a new Award unless there is prior approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the Company stockholders.

VIII. STOCK APPRECIATION RIGHTS

(a) Stock Appreciation Rights. A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Common Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement between the Company and the Holder which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Common Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Common Stock as determined by the Committee in its sole discretion.

(b) Exercise Price. The exercise price of each Stock Appreciation Right shall be determined by the Committee, but such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted.

(c) Exercise Period. The term of each Stock Appreciation Right shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of a Stock Appreciation Right exceed ten (10) years.

(d) Limitations on Exercise of Stock Appreciation Right. A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(e) Repricing Prohibited. Except for adjustments pursuant to Article XIII, the exercise price of a Stock Appreciation Right may not be decreased after the date of grant nor may an outstanding Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Stock Appreciation Right with a lower exercise price, cash or a new Award unless there is prior approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the Company stockholders.

IX. RESTRICTED STOCK AWARDS

(a) Restricted Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to Restricted Stock Awards; provided, however, that, except as set forth below and as permitted by Paragraph (b) of this Article IX, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for (i) the lapse of restrictions on shares applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant or (ii) accelerated vesting upon a Corporate Change or upon a termination of employment or service by reason of death, disability or retirement shall be deemed to meet the Minimum Criteria. The Minimum Criteria shall not apply to an Award that is granted in lieu of salary or bonus (provided that the Participant is given the opportunity to accept cash in lieu of such Award). The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 5% of the total shares authorized to be issued under the Plan pursuant to Article V(a) (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) Other Terms and Conditions. Common Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Holder of such Restricted Stock Award or, at the option of the Company, in the name of a nominee of the Company. The Holder shall have the right to receive dividends during the Restriction Period, to vote the Common Stock subject thereto and to enjoy all other stockholder rights, except that (i) the Holder shall not be entitled to possession of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Award Agreement.

(c) Payment for Restricted Stock. A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) Miscellaneous. Nothing in this Article shall prohibit the exchange of shares issued under the Plan (whether or not then subject to a Restricted Stock Award) pursuant to a plan of reorganization for stock or securities in the Company or another corporation a party to the reorganization, but the stock or securities so received for shares then subject to the restrictions of a Restricted Stock Award shall become subject to the restrictions of such Restricted Stock Award. Any shares of stock received as a result of a stock split or stock dividend with respect to shares then subject to a Restricted Stock Award shall also become subject to the restrictions of the Restricted Stock Award.

X. RESTRICTED STOCK UNIT AWARDS

(a) Restricted Period To Be Established by the Committee. The Committee shall establish the Restriction Period applicable to such Award; provided, however, that except as set forth below and as permitted by Paragraph (b) of this Article X, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for (i) the lapse of restrictions on shares applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant or (ii) accelerated vesting upon a Corporate Change or upon a termination of employment or service by reason of death, disability or retirement shall be deemed to meet the Minimum Criteria. The Minimum Criteria shall not apply to an Award that is granted in lieu of salary or bonus (provided that the Participant is given the opportunity to accept cash in lieu of such Award). The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 5% of the total shares authorized to be issued under the Plan pursuant to Article V(a) shares (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Unit Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Unit Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) Other Terms and Conditions. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Unit Award Agreement. Cash dividend equivalents may be converted into additional Restricted Stock Units or may be paid during, or may be accumulated and paid at the end of, the Restriction Period with respect to a

Restricted Stock Unit Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award.

(c) Payment for Restricted Stock Unit. A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Unit Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) Restricted Stock Units in Substitution for Units Granted by Other Corporations. Restricted Stock Unit Awards may be granted under the Plan from time to time in substitution for restricted stock units held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

XI. PERFORMANCE AWARDS

(a) Performance Period. The Committee shall establish, with respect to and at the time of each Performance Award, a performance period over which the performance applicable to the Performance Award of the Holder shall be measured.

(b) Performance Awards. Each Performance Award may have a maximum value established by the Committee at the time of such Award.

(c) Performance Measures. A Performance Award granted under the Plan that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be awarded contingent upon the achievement of one or more performance measures. The performance criteria for Performance Awards shall consist of objective tests based on the following: earnings, cash flow, cash value added performance, stockholder return and/or value, revenues, operating profits (including EBITDA), net profits, earnings per share, stock price, cost reduction goals, debt to capital ratio, financial return ratios, profit return and margins, market share, working capital and customer satisfaction. The Committee may select one criterion or multiple criteria for measuring performance. Performance criteria may be measured on corporate, subsidiary or business unit performance, or on a combination thereof. Further, the performance criteria may be based on comparative performance with other companies or other external measure of the selected performance criteria. A Performance Award that is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(d) Payment. Following the end of the performance period, the Holder of a Performance Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Performance Award, if any, based on the achievement of the performance measures for such performance period, as determined by the Committee in its sole discretion. Payment of a Performance Award (i) may be made in cash, Common Stock or a combination thereof, as determined by the Committee in its sole discretion, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) to the extent applicable, shall be based on the Fair Market Value of the Common Stock on the payment date.

(e) Termination of Service. The Committee shall determine the effect of termination of service during the performance period on a Holder's Performance Award.

XII. STOCK VALUE EQUIVALENT AWARDS

(a) Stock Value Equivalent Awards. Stock Value Equivalent Awards are rights to receive an amount equal to the Fair Market Value of shares of Common Stock or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee, without payment of any amounts by the Holder thereof (except to the extent otherwise required by law) or satisfaction of any performance criteria or objectives. Each Stock Value Equivalent Award may have a maximum value established by the Committee at the time of such Award.

(b) Award Period. The Committee shall establish a period over which each Stock Value Equivalent Award shall vest with respect to the Holder.

(c) Payment. Following the end of the determined period for a Stock Value Equivalent Award, the Holder of a Stock Value Equivalent Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Stock Value Equivalent Award, if any, based on the then vested value of the Award. Payment of a Stock Value Equivalent Award (i) shall be made in cash, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) shall be based on the Fair Market Value of the Common Stock on the payment date. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined period with respect to a Stock Value Equivalent Award, as determined by the Committee.

(d) Termination of Service. The Committee shall determine the effect of termination of service during the applicable vesting period on a Holder's Stock Value Equivalent Award.

XIII. RECAPITALIZATION OR REORGANIZATION

(a) Except as hereinafter otherwise provided, in the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of Common Stock occurring after the date of the grant of an Award, the Committee shall, in its discretion, make such adjustment as to the number and price of shares of Common Stock or other consideration subject to such Awards as the Committee shall deem appropriate in order to prevent dilution or enlargement of rights of the Holders.

(b) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities having any priority or preference with respect to or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) The shares with respect to which Options, Stock Appreciation Rights or Restricted Stock Units may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Option, Stock Appreciation Rights or Restricted Stock Unit Award, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award relates or may thereafter be exercised (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and, as applicable, the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and, as applicable, the purchase price per share shall be proportionately increased.

(d) If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise of an Option or Stock Appreciation Right or payment in settlement of a Restricted Stock Unit Award theretofore granted, the Holder shall be entitled to purchase or receive, as applicable, under such Award, in lieu of the number of shares of Common Stock as to which such Award relates or shall then be exercisable, the number and class of shares of stock and securities and the cash and other property to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award.

(e) In the event of a Corporate Change, unless an Award Document otherwise provides, as of the Corporate Change Effective Date (i) any outstanding Options and Stock Appreciation Rights shall become immediately vested and fully exercisable, (ii) any restrictions on Restricted Stock Awards or Restricted Stock Unit Awards shall immediately lapse, (iii) all performance measures upon which an outstanding Performance Award is contingent shall be deemed achieved and the Holder shall receive a payment equal to the maximum amount of the Award he or she would have been entitled to receive, prorated to the Corporate Change Effective Date, and (iv) any outstanding cash Awards including, but not limited to, Stock Value Equivalent Awards shall immediately vest and be paid based on the vested value of the Award.

(f) In the relevant Award Document, the Committee may provide that, no later than two (2) business days prior to any Corporate Change referenced in Clause (ii), (iii) or (iv) of the definition thereof or ten (10) business days after any Corporate Change referenced in Clause (i) of the definition thereof, the Committee may, in its sole discretion, (i) require the mandatory surrender to the Company by selected Optionees of some or all of the outstanding Options held by such Optionees (irrespective of whether such Options are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Options and pay to each Optionee an amount of cash per share equal to the excess, if any, of the Change of Control Value of the shares subject to such Option over the exercise price(s) under such Options for such shares, (ii) require the mandatory surrender to the Company by selected Holders of Stock Appreciation Rights of some or all of the outstanding Stock Appreciation Rights held by such Holders (irrespective of whether such Stock Appreciation Rights are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Stock Appreciation Rights and pay to each Holder an amount of cash equal to the Spread with respect to such Stock Appreciation Rights with the Fair Market Value of the Common Stock at such time to be deemed to be the Change of Control Value, or (iii) require the mandatory surrender to the Company by selected Holders of Restricted Stock Awards, Restricted Stock Unit Awards or Performance Awards of some or all of the outstanding Awards held by such Holder (irrespective of whether such Awards are vested under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each Holder an amount of cash equal to the Change of Control Value of the shares, if the Award is denominated in Common Stock, or an amount of cash determined in the manner set forth in the Performance Award, if the Performance Award is not denominated in Common Stock.

(g) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted, the purchase price per share of Common Stock subject to Options or the calculation of the Spread with respect to Stock Appreciation Rights.

(h) Notwithstanding the foregoing, the provisions of this Article XIII shall be administered in accordance with Section 409A of the Code to the extent required to avoid the taxes imposed thereunder.

XIV. AMENDMENT OR TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan or alter or amend the Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the Holder without the consent of the Holder, and provided, further, that the Board may not, without approval of the stockholders, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that: (a) materially increases the benefits accruing to a Holder under the Plan, (b) materially increases the aggregate number of securities that may be issued under the Plan, (c) materially modifies the requirements as to eligibility for participation in the Plan, or (d) changes the types of awards available under the Plan.

XV. OTHER

(a) *No Right To An Award.* Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an employee or a non-employee Director any right to be granted an Option, a Stock Appreciation Right, a right to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award or any other rights hereunder except as may be evidenced by an Award or by an Option or Stock Appreciation Agreement duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred.* Nothing contained in the Plan or in any Award made hereunder shall:

(i) confer upon any employee any right to continuation of employment with the Company or any Subsidiary; or

(ii) interfere in any way with the right of the Company or any Subsidiary to terminate his or her employment at any time.

(c) *No Rights to Serve as a Director Conferred.* Nothing contained in the Plan or in any Award made hereunder shall confer upon any Director any right to continue their position as a Director of the Company.

(d) *Other Laws; Withholding.* The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the offering of the shares covered by such Award has not been registered under the Securities Act of 1933 and such other state, federal or foreign laws, rules or regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments necessary to enable it to satisfy its withholding obligations. The Committee may permit the Holder of an Award to elect to surrender, or authorize the Company to withhold, shares of Common Stock (valued at their Fair Market Value on the date of surrender or withholding of such shares) in satisfaction of the Company's withholding obligation, subject to such restrictions as the Committee deems appropriate.

(e) *No Restriction on Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Holder, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

(f) *Restrictions on Transfer.* Except as otherwise provided herein, an Award shall not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a Holder other than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and shall be exercisable during the lifetime of the Holder only by such Holder, the Holder's guardian or legal representative, a transferee under a qualified domestic relations order or a transferee as described below. The Committee may prescribe and include in the respective Award Documents hereunder other restrictions on transfer. Any attempted assignment or transfer in violation of this section shall be null and void. Upon a Holder's death, the Holder's personal representative or other person entitled to succeed to the rights of the Holder (the "Successor Holder") may exercise such rights as are provided under the applicable Award Document. A Successor Holder must furnish proof satisfactory to the Company of his or her rights to exercise the Award under the Holder's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing grant) Awards (other than Incentive Stock Options) which may be transferred by the Holder for no consideration to or for the benefit of the Holder's Immediate Family, to a trust solely for the benefit of the Holder and his Immediate Family, or to a partnership or limited liability company in which the Holder and members of his Immediate Family have at least 99% of the equity, profit and loss interest, in which case the Award Document shall so state. A transfer of an Award pursuant to this Paragraph (f) shall be subject to such rules and procedures as the Committee may establish. In the event an Award is transferred as contemplated in this Paragraph (f), such Award may not be subsequently transferred by the transferee except by will or the laws of descent and distribution, and such Award shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant written instrument for the Award and the transferee shall be entitled to the same rights as the Holder under Articles XIII and XIV hereof as if no transfer had taken place. No transfer shall be effective unless and until written notice of such transfer is provided to the Committee, in the form and manner prescribed by the Committee. The consequences of termination of employment shall continue to be applied with respect to the original Holder, following which the Awards shall be exercised by the transferee only to the extent and for the periods specified in the Plan and the related Award Document. The Option Agreement, Stock Appreciation Rights Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement or other Award Document shall specify the effect of the death of the Holder on the Award.

(g) *Governing Law*. This Plan shall be construed in accordance with the laws of the State of Texas, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware which matters shall be governed by the latter law.

(h) *Foreign Awardees*. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdictions in which the Company or its Subsidiaries operate.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______
Commission File Number 001-03492

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**75-2677995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000 North Sam Houston Parkway East
Houston, Texas 77032
(Address of principal executive offices)
Telephone Number – Area code (281) 871-2699

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $2.50 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of Common Stock held by nonaffiliates on June 30, 2011, determined using the per share closing price on the New York Stock Exchange Composite tape of $51.00 on that date, was approximately $46,721,000,000.

As of February 10, 2012, there were 922,983,220 shares of Halliburton Company Common Stock, $2.50 par value per share, outstanding.

Portions of the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 001-03492) are incorporated by reference into Part III of this report.

HALLIBURTON COMPANY
Index to Form 10-K
For the Year Ended December 31, 2011

PART I

Item 1. Business.

General description of business

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We are a leading provider of services and products to the energy industry related to the exploration, development, and production of oil and natural gas. We serve major, national, and independent oil and natural gas companies throughout the world and operate under two divisions, which form the basis for the two operating segments we report, Completion and Production segment and Drilling and Evaluation segment:

- our Completion and Production segment delivers cementing, stimulation, intervention, pressure control, specialty chemicals, artificial lift, and completion services. The segment consists of Halliburton Production Enhancement, Cementing, Completion Tools, Boots & Coots, and Multi-Chem; and
- our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, and optimize their well construction activities. The segment consists of Halliburton Drill Bits and Services, Wireline & Perforating, Testing and Subsea, Baroid, Sperry Drilling, Landmark Software and Services, and Halliburton Consulting and Project Management.

See Note 2 to the consolidated financial statements for further financial information related to each of our business segments and a description of the services and products provided by each segment. We have significant manufacturing operations in various locations, including, but not limited to, the United States, Canada, the United Kingdom, Malaysia, Mexico, Brazil, and Singapore.

Business strategy

Our business strategy is to secure a distinct and sustainable competitive position as an oilfield service company by delivering services and products to our customers that maximize their production and recovery and realize proven reserves from difficult environments. Our objectives are to:

- create a balanced portfolio of services and products supported by global infrastructure and anchored by technological innovation with a well-integrated digital strategy to further differentiate our company;
- reach a distinguished level of operational excellence that reduces costs and creates real value from everything we do;
- preserve a dynamic workforce by being a preferred employer to attract, develop, and retain the best global talent; and
- uphold the ethical and business standards of the company and maintain the highest standards of health, safety, and environmental performance.

Markets and competition

We are one of the world's largest diversified energy services companies. Our services and products are sold in highly competitive markets throughout the world. Competitive factors impacting sales of our services and products include:

- price;
- service delivery (including the ability to deliver services and products on an "as needed, where needed" basis);
- health, safety, and environmental standards and practices;
- service quality;
- global talent retention;
- understanding of the geological characteristics of the hydrocarbon reservoir;
- product quality;
- warranty; and
- technical proficiency.

We conduct business worldwide in approximately 80 countries. The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. In 2011, based on the location of services provided and products sold, 55% of our consolidated revenue was from the United States. In 2010 and 2009, 46% and 36% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our consolidated revenue during these periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Environment and Results of Operations" and Note 2 to the consolidated financial statements for additional financial information about geographic operations in the last three years. Because the markets for our services and products are vast and cross numerous geographic lines, a meaningful estimate of the total number of competitors cannot be made. The industries we serve are highly competitive, and we have many substantial competitors. Most of our services and products are marketed through our servicing and sales organizations.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, expropriation or other governmental actions, foreign currency exchange restrictions, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country, other than the United States, would be material to the conduct of our operations taken as a whole.

Information regarding our exposure to foreign currency fluctuations, risk concentration, and financial instruments used to minimize risk is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk" and in Note 12 to the consolidated financial statements.

Customers

Our revenue from continuing operations during the past three years was derived from the sale of services and products to the energy industry. No customer represented more than 10% of consolidated revenue in any period presented.

Raw materials

Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply of certain raw materials, such as gel, proppants, and hydrochloric acid. We are always seeking ways to ensure the availability of resources, as well as manage costs of raw materials. Our procurement department uses our size and buying power to ensure that we have access to key materials at competitive prices.

Research and development costs

We maintain an active research and development program. The program improves products, processes, and engineering standards and practices that serve the changing needs of our customers, such as those related to high pressure/high temperature environments, and also develops new products and processes. Our expenditures for research and development activities were $401 million in 2011, $366 million in 2010, and $325 million in 2009, of which over 96% was company-sponsored in each year.

Patents

We own a large number of patents and have pending a substantial number of patent applications covering various products and processes. We are also licensed to utilize patents owned by others. We do not consider any particular patent to be material to our business operations.

Seasonality

Weather and natural phenomena can temporarily affect the performance of our services, but the widespread geographical locations of our operations mitigate those effects. Examples of how weather can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on natural gas storage levels and drilling activity;
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions;
- typhoons and hurricanes can disrupt coastal and offshore operations; and
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia.

Additionally, customer spending patterns for software and various other oilfield services and products can result in higher activity in the fourth quarter of the year.

Employees

At December 31, 2011, we employed approximately 68,000 people worldwide compared to approximately 58,000 at December 31, 2010. At December 31, 2011, approximately 15% of our employees were subject to collective bargaining agreements. Based upon the geographic diversification of these employees, we do not believe any risk of loss from employee strikes or other collective actions would be material to the conduct of our operations taken as a whole.

Environmental regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. For further information related to environmental matters and regulation, see Note 8 to the consolidated financial statements, Item 1(a), "Risk Factors," and Item 3, "Legal Proceedings."

Hydraulic fracturing process

Hydraulic fracturing is a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. A significant portion of our Completion and Production segment provides hydraulic fracturing services to customers developing shale natural gas and shale oil. In recent months, questions have arisen about the scope of our operations in the shale natural gas and shale oil sectors, and the extent to which these operations may affect human health and the environment.

We generally design and implement a hydraulic fracturing operation to "stimulate" the well, at the direction of our customer, once the well has been drilled, cased, and cemented. Our customer is generally responsible for providing the base fluid (usually water) used in the hydraulic fracturing of a well. We supply the proppant (often sand) and any additives used in the overall fracturing fluid mixture. In addition, we mix the additives and proppant with the base fluid and pump the mixture down the wellbore to create the desired fractures in the target formation. The customer is responsible for disposing of any materials that are subsequently pumped out of the well, including flowback fluids and produced water.

As part of the process of constructing the well, the customer will take a number of steps designed to protect drinking water resources. In particular, the casing and cementing of the well are designed to provide "zonal isolation" so that the fluids pumped down the wellbore and the oil and natural gas and other materials that are subsequently pumped out of the well will not come into contact with shallow aquifers or other shallow formations through which those materials could potentially migrate to the surface.

The potential environmental impacts of hydraulic fracturing have been studied by numerous government entities and others. In 2004, EPA conducted an extensive study of hydraulic fracturing practices, focusing on coalbed methane wells, and their potential effect on underground sources of drinking water. The EPA's study concluded that hydraulic fracturing of coalbed methane wells poses little or no threat to underground sources of drinking water. At the request of Congress, the EPA is currently undertaking another study of the relationship between hydraulic fracturing and drinking water resources that will focus on the fracturing of shale natural gas wells.

We have made detailed information regarding our fracturing fluid composition and breakdown available on our internet web site at www.halliburton.com. We also have proactively developed processes to provide our customers with the chemical constituents of our hydraulic fracturing fluids to enable our customers to comply with state laws as well as voluntary standards established by the Chemical Disclosure Registry, www.fracfocus.org.

At the same time, we have invested considerable resources in developing our CleanSuite™ hydraulic fracturing technologies, which offer our customers a variety of environmental friendly alternatives related to the use of hydraulic fracturing fluid additives and other aspects of our hydraulic fracturing operations. We created a hydraulic fracturing fluid system comprised of materials sourced entirely from the food industry. In addition, we have engineered a process to control the growth of bacteria in hydraulic fracturing fluids that uses ultraviolet light, allowing customers to minimize the use of chemical biocides. We are committed to the continued development of innovative chemical and mechanical technologies that allow for more economical and environmentally friendly development of the world's oil and natural gas reserves.

In evaluating any environmental risks that may be associated with our hydraulic fracturing services, it is helpful to understand the role that we play in the development of shale natural gas and shale oil. Our principal task generally is to manage the process of injecting fracturing fluids into the borehole to "stimulate" the well. Thus, based on the provisions in our contracts and applicable law, the primary environmental risks we face are potential pre-injection spills or releases of stored fracturing fluids and spills or releases of fuel or other fluids associated with pumps, blenders, conveyors, or other above-ground equipment used in the hydraulic fracturing process.

Although possible concerns have been raised about hydraulic fracturing operations, the circumstances described above have helped to mitigate those concerns. To date, we have not been obligated to compensate any indemnified party for any environmental liability arising directly from hydraulic fracturing, although there can be no assurance that such obligations or liabilities will not arise in the future.

Working capital

We fund our business operations through a combination of available cash and equivalents, short-term investments, and cash flow generated from operations. In addition, our revolving credit facility is available for additional working capital needs.

Web site access

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site at www.halliburton.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the Securities and Exchange Commission (SEC). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov. We have posted on our web site our Code of Business Conduct, which applies to all of our employees and Directors and serves as a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions. Any amendments to our Code of Business Conduct or any waivers from provisions of our Code of Business Conduct granted to the specified officers above are disclosed on our web site within four business days after the date of any amendment or waiver pertaining to these officers. There have been no waivers from provisions of our Code of Business Conduct for the years 2011, 2010, or 2009. Except to the extent expressly stated otherwise, information contained on or accessible from our web site or any other web site is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report.

Executive Officers of the Registrant

The following table indicates the names and ages of the executive officers of Halliburton Company as of February 10, 2012, including all offices and positions held by each in the past five years:

	Name and Age	Offices Held and Term of Office
	Joseph F. Andolino (Age 58)	Senior Vice President, Tax of Halliburton Company, since January 2011 Vice President, Business Development of Goodrich Corporation, January 2009 to December 2010 Vice President, Tax and Business Development of Goodrich Corporation, November 1999 to December 2008
	Evelyn M. Angelle (Age 44)	Senior Vice President and Chief Accounting Officer of Halliburton Company, since January 2011 Vice President, Corporate Controller, and Principal Accounting Officer of Halliburton Company, January 2008 to January 2011 Vice President, Operations Finance of Halliburton Company, December 2007 to January 2008 Vice President, Investor Relations of Halliburton Company, April 2005 to November 2007
	James S. Brown (Age 57)	President, Western Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Western Hemisphere of Halliburton Company, June 2006 to December 2007
*	Albert O. Cornelison, Jr. (Age 62)	Executive Vice President and General Counsel of Halliburton Company, since December 2002
	Christian A. Garcia (Age 48)	Senior Vice President and Treasurer of Halliburton Company, since September 2011 Senior Vice President, Investor Relations of Halliburton Company, January 2011 to August 2011 Vice President, Investor Relations of Halliburton Company, December 2007 to December 2010 Vice President, Operations Finance, July 2006 to December 2007
*	David J. Lesar (Age 58)	Chairman of the Board, President, and Chief Executive Officer of Halliburton Company, since August 2000
*	Mark A. McCollum (Age 52)	Executive Vice President and Chief Financial Officer of Halliburton Company, since January 2008 Senior Vice President and Chief Accounting Officer of Halliburton Company, August 2003 to December 2007

Name and Age	Offices Held and Term of Office
* Lawrence J. Pope (Age 43)	Executive Vice President of Administration and Chief Human Resources Officer of Halliburton Company, since January 2008 Vice President, Human Resources and Administration of Halliburton Company, January 2006 to December 2007
* Timothy J. Probert (Age 60)	President, Strategy and Corporate Development of Halliburton Company, since January 2011 President, Global Business Lines and Corporate Development of Halliburton Company, January 2010 to January 2011 President, Drilling and Evaluation Division and Corporate Development of Halliburton Company, March 2009 to December 2009 Executive Vice President, Strategy and Corporate Development of Halliburton Company, January 2008 to March 2009 Senior Vice President, Drilling and Evaluation of Halliburton Company, July 2007 to December 2007 Senior Vice President, Drilling and Evaluation and Digital Solutions of Halliburton Company, May 2006 to July 2007
Joe D. Rainey (Age 55)	President, Eastern Hemisphere of Halliburton Company, since January 2011 Senior Vice President, Eastern Hemisphere of Halliburton Company, January 2010 to December 2010 Vice President, Eurasia Pacific Region of Halliburton Company, January 2009 to December 2009 Vice President, Asia Pacific Region of Halliburton Company, February 2005 to December 2008

* Members of the Policy Committee of the registrant.

There are no family relationships between the executive officers of the registrant or between any director and any executive officer of the registrant.

Item 1(a). Risk Factors.

The statements in this section describe the known material risks to our business and should be considered carefully.

We, among others, have been named as a defendant in numerous lawsuits and are the subject of numerous investigations relating to the Macondo well incident that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

The semisubmersible drilling rig, Deepwater Horizon, sank on April 22, 2010 after an explosion and fire onboard the rig that began on April 20, 2010. The Deepwater Horizon was owned by Transocean Ltd. and had been drilling the Macondo exploration well in Mississippi Canyon Block 252 in the Gulf of Mexico for BP Exploration & Production, Inc. (BP Exploration), the lease operator and indirect wholly owned subsidiary of BP p.l.c. (BP p.l.c., BP Exploration, and their affiliates, collectively, BP). There were eleven fatalities and a number of injuries as a result of the Macondo well incident. Crude oil escaping from the Macondo well site spread across thousands of square miles of the Gulf of Mexico and reached the United States Gulf Coast. We performed a variety of services for BP Exploration, including cementing, mud logging, directional drilling, measurement-while-drilling, and rig data acquisition services.

We are named along with other unaffiliated defendants in more than 400 complaints, most of which are alleged class-actions, involving pollution damage claims and at least nine personal injury lawsuits involving four decedents and at least 21 allegedly injured persons who were on the drilling rig at the time of the incident. Another six lawsuits naming us and others relate to alleged personal injuries sustained by those responding to the explosion and oil spill. BP Exploration and one of its affiliates have filed claims against us seeking subrogation and contribution, including with respect to liabilities under the Oil Pollution Act of 1990 (OPA), and direct damages, and alleging negligence, gross negligence, fraudulent conduct and fraudulent concealment. Certain other defendants in the lawsuits have filed claims against us seeking, among other things, indemnification and contribution, including with respect to liabilities under the OPA, and alleging, among other things, negligence and gross negligence. See Part I, Item 3, "Legal Proceedings." Additional lawsuits may be filed against us, including criminal and civil charges under federal and state statutes and regulations. Those statutes and regulations could result in criminal penalties, including fines and imprisonment, as well as civil fines, and the degree of the penalties and fines may depend on the type of conduct and level of culpability, including strict liability, negligence, gross negligence, and knowing violations of the statute or regulation.

In addition to the claims and lawsuits described above, numerous industry participants, governmental agencies and Congressional committees have investigated or are investigating the cause of the explosion, fire, and resulting oil spill. According to the January 11, 2011 report (Investigation Report) of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission), the "immediate causes" of the incident were the result of a series of missteps, oversights, miscommunications and failures to appreciate risk by BP, Transocean, and us, although the National Commission acknowledged that there were still many things it did not know about the incident, such as the role of the blowout preventer. The National Commission also acknowledged that it may never know the extent to which each mistake or oversight caused the Macondo well incident, but concluded that the immediate cause was "a failure to contain hydrocarbon pressures in the well," and pointed to three things that could have contained those pressures: "the cement at the bottom of the well, the mud in the well and in the riser, and the blowout preventer." In addition, the Investigation Report states that "primary cement failure was a direct cause of the blowout" and that cement testing performed by an independent laboratory "strongly suggests" that the foam cement slurry used on the Macondo well was unstable. The Investigation Report also identified the failure of BP's and our processes for cement testing and communication failures among BP, Transocean, and us with respect to the difficulty of the cement job as examples of systemic failures by industry management.

In September 2011, the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) released the final report of the Marine Board Investigation regarding the Macondo well incident (BOEMRE Report). A panel of investigators of the BOEMRE identified a number of causes of the Macondo well incident. According to the BOEMRE Report, "a central cause of the blowout was failure of a cement barrier in the production casing string." The panel was unable to identify the precise reasons for the failure but concluded that it was likely due to: "(1) swapping of cement and drilling mud in the shoe track (the section of casing near the bottom of the well); (2) contamination of the shoe track cement; or (3) pumping the cement past the target location in the well, leaving the shoe track with little or no cement." Generally, the panel concluded that the Macondo well incident was the result of, among other things, poor risk management, last-minute changes to drilling plans, failure to observe and respond to critical indicators, and inadequate well control response by the companies and individuals involved.

The BOEMRE Report also stated, among other things, that BP failed to properly communicate well design and cementing decisions and risks to Transocean, that BP and Transocean failed to correctly interpret the negative-pressure test, and that we, BP, and Transocean failed to detect the influx of hydrocarbons into the well. According to the BOEMRE Report, the panel found evidence that we, among others, violated federal regulations relating to the failure to take measures to prevent the unauthorized release of hydrocarbons, the failure to take precautions to keep the well under control, and the failure to cement the well in a manner that would, among other things, prevent the release of fluids into the Gulf of Mexico. In October 2011, the Bureau of Safety and Environmental Enforcement (BSEE) issued a notification of Incidents of Noncompliance (INCs) to us for violating those regulations and a federal regulation relating to the failure to protect health, safety, property, and the environment as a result of a failure to perform operations in a safe and workmanlike manner. According to the BSEE's notice, we did not ensure an adequate barrier to hydrocarbon flow after cementing the production casing and did not detect the influx of hydrocarbons until they were above the blowout preventer stack. We understand that the regulations in effect at the time of the alleged violations provide for fines of up to $35,000 per day per violation. We have appealed the INCs to, and the appeal was accepted by, the Interior Board of Land Appeals (IBLA). In January 2012, the IBLA, in response to our and the BSEE's joint request, has suspended the appeal and has ordered us and the BSEE to file notice within 15 days after the conclusion of the multi-district litigation (MDL) and, within 60 days after the MDL court issues a final decision, to file a proposal for further action in the appeal. The BSEE has announced that the INCs will be reviewed for possible imposition of civil penalties once the appeal period has ended. The BSEE has stated that this is the first time the Department of the Interior has issued INCs directly to a contractor that was not the well's operator. We have not accrued any amounts related to the INCs.

Various other investigations have or may be critical of the services we provided on the Deepwater Horizon. In addition, as part of its criminal investigation, the Department of Justice (DOJ) is examining certain aspects of our conduct after the incident, including with respect to record-keeping, record retention, post-incident testing, securities filings, and public statements by us or our employees, to evaluate whether there has been any violation of federal law.

Our contract with BP Exploration relating to the Macondo well generally provides for our indemnification for certain potential claims and expenses relating to the Macondo well incident. BP Exploration, in connection with filing its claims with respect to the MDL proceeding, sought to avoid their indemnity obligations and asked the court to declare that it is not liable to us in contribution, indemnification or otherwise with respect to liabilities arising from the Macondo well incident. Other defendants in the litigation have generally denied any obligation to contribute to any liabilities arising from the Macondo well incident. In January 2012, the court in the MDL proceeding entered an order in response to our and BP's motions for summary judgment regarding certain indemnification matters. The court held that BP is required to indemnify us for third-party compensatory claims, or actual damages, that arise from pollution or contamination that did not originate from our property or equipment located above the surface of the land or water, even if we are found to be grossly negligent. The court also held that BP does not owe us indemnity for punitive damages or for civil penalties under the Clean Water Act (CWA), if any, and that fraud could void the indemnity on public policy grounds. The court in the MDL proceeding deferred ruling on whether our indemnification from BP covers penalties or fines under the Outer Continental Shelf Lands Act, whether our alleged breach of our contract with BP Exploration would invalidate the indemnity, and whether we committed an act that materially increased the risk to or prejudiced the rights of BP so as to invalidate the indemnity.

The rulings in the MDL proceeding regarding the indemnities are based on maritime law and may not bind the determination of similar issues in lawsuits not comprising a part of the MDL proceedings. Accordingly it is possible that different conclusions with respect to indemnities will be reached by other courts.

Indemnification for criminal fines or penalties, if any, may not be available if a court were to find such indemnification unenforceable as against public policy. In addition, certain state laws, if deemed to apply, would not allow for enforcement of indemnification for gross negligence, and may not allow for enforcement of indemnification of persons who are found to be negligent with respect to personal injury claims.

Financial analysts and the press have speculated about the financial capacity of BP, and whether it might seek to avoid indemnification obligations in bankruptcy proceedings. BP's public filings indicate that BP has recognized in excess of $40 billion in pre-tax charges, excluding offsets for settlement payments received from certain defendants in the MDL, as a result of the Macondo well incident. BP's public filings also indicate that the amount of, among other things, certain natural resource damages with respect to certain OPA claims, some of which may be included in such charges, cannot be reliably estimated as of the dates of those filings. If BP Exploration filed for bankruptcy protection, a bankruptcy judge could disallow our contract with BP Exploration, including the indemnification obligations thereunder. Also, we may not be insured with respect to civil or criminal fines or penalties, if any, pursuant to the terms of our insurance policies.

We are currently unable to estimate the impact the Macondo well incident will have on us. We cannot predict the outcome of the many lawsuits and investigations relating to the Macondo well incident, including whether the MDL will proceed to trial, the results of any such trial, or whether we might settle with one or more of the parties to any lawsuit or investigation. Given the numerous potential future developments relating to the MDL and other lawsuits and investigations, we are unable to conclude whether we will incur a loss. As of December 31, 2011, we have not accrued any amounts related to this matter because we have not determined that a loss is probable and a reasonable estimate of a loss or range of loss related to this matter cannot be made. As a result of any future developments, some of which could occur as soon as within the next few months, we may adjust our liability assessment, and liabilities arising out of this matter could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Certain matters relating to the Macondo well incident, including increased regulation of the United States offshore drilling industry, and similar catastrophic events could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Results of the Macondo well incident and the subsequent oil spill have included offshore drilling delays and increased federal regulation of our and our customers' operations, and more delays and regulations are expected. For example, the Investigation Report and other investigative reports recommended, among other things, a review of and numerous changes to drilling and environmental regulations and, in some cases, the creation of new, independent agencies to oversee the various aspects of offshore drilling. Two new, independent agencies, the BSEE and the Bureau of Ocean Energy Management (BOEM), replaced the BOEMRE effective October 2011. Since the Macondo well incident, the BSEE has issued guidance and regulations for drillers that intend to resume deepwater drilling activity. The BSEE's regulations focus in part on increased safety and environmental issues, drilling equipment, and the requirement that operators submit drilling applications demonstrating regulatory compliance with respect to, among other things, required independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout. The BSEE has also proposed additional regulations with respect to increased employee involvement in certain safety measures and third-party audits of an operator's safety and environmental management system program. The BSEE has stated that it will also make available for public comment additional proposed regulations based on the BOEMRE Report. In addition, the BSEE has stated that it has concluded that it has the legal authority to extend its regulatory reach to include contractors, like us, in addition to operators, as evidenced by the INCs. In addition, the BSEE has suggested that a legislative increase of the maximum rate for applicable civil penalties is necessary.

The increased regulation of the exploration and production industry as a whole that arises out of the Macondo well incident has and could continue to result in higher operating costs for us and our customers, extended permitting and drilling delays, and reduced demand for our services. We cannot predict to what extent increased regulation may be adopted in international or other jurisdictions or whether we and our customers will be required or may elect to implement responsive policies and procedures in jurisdictions where they may not be required.

In addition, the Macondo well incident has negatively impacted and could continue to negatively impact the availability and cost of insurance coverage for us, our customers and our and their service providers. Also, our relationships with BP and others involved in the Macondo well incident could be negatively affected. Our business may be adversely impacted by any negative publicity relating to the incident, any negative perceptions about us by our customers, any increases in insurance premiums or difficulty in obtaining coverage, and the diversion of management's attention from our operations to focus on matters relating to the incident.

As illustrated by the Macondo well incident, the services we provide for our customers are performed in challenging environments that can be dangerous. Catastrophic events such as a well blowout, fire, or explosion can occur, resulting in property damage, personal injury, death, pollution, and environmental damage. While we are typically indemnified by our customers for these types of events and the resulting damages and injuries (except in some cases, claims by our employees, loss or damage to our property, and any pollution emanating directly from our equipment), we will be exposed to significant potential losses should such catastrophic events occur if adequate indemnification provisions or insurance arrangements are not in place, if existing indemnity or related release from liability provisions are determined by a court to be unenforceable or otherwise invalid, in whole or in part, or if our customers are unable or unwilling to satisfy their indemnity obligations.

The matters discussed above relating to the Macondo well incident and similar catastrophic events could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Our operations are subject to political and economic instability and risk of government actions that could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

We are exposed to risks inherent in doing business in each of the countries in which we operate. Our operations are subject to various risks unique to each country that could have a material adverse effect on our consolidated results of operations and consolidated financial condition. With respect to any particular country, these risks may include:

- political and economic instability, including:
  - civil unrest, acts of terrorism, force majeure, war, or other armed conflict;
  - inflation; and
  - currency fluctuations, devaluations, and conversion restrictions; and
- governmental actions that may:
  - result in expropriation and nationalization of our assets in that country;
  - result in confiscatory taxation or other adverse tax policies;
  - limit or disrupt markets, restrict payments, or limit the movement of funds;
  - result in the deprivation of contract rights; and
  - result in the inability to obtain or retain licenses required for operation.

For example, due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security worldwide, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which we operate. Areas where we operate that have significant risk include, but are not limited to: the Middle East, North Africa, Azerbaijan, Colombia, Indonesia, Kazakhstan, Mexico, Nigeria, Russia, and Venezuela. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business and consolidated results of operations.

Our operations outside the United States require us to comply with a number of United States and international regulations, violations of which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the United States Foreign Corrupt Practices Act (FCPA), which prohibits United States companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities create the risk of unauthorized payments or offers of payments by one of our employees, agents, or joint venture partners that could be in violation of the FCPA, even though these parties are not subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures, and programs always will protect us from reckless or criminal acts committed by our employees or agents. Allegations of violations of applicable anti-corruption laws, including the FCPA, may result in internal, independent, or government investigations. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could have a material adverse effect on our business and consolidated results of operations. We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with other applicable laws.

Changes in or interpretation of tax law and currency/repatriation control could impact the determination of our income tax liabilities for a tax year.

We have operations in approximately 80 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

We are subject to foreign exchange risks and limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.

A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:

- foreign currency exchange risks resulting from changes in foreign currency exchange rates and the implementation of exchange controls; and
- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

As an example, we conduct business in countries, such as Venezuela, that have nontraded or "soft" currencies that, because of their restricted or limited trading markets, may be more difficult to exchange for "hard" currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.

Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which, historically, have been volatile and are likely to continue to be volatile.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity which could have a material adverse effect on our consolidated results of operations and consolidated financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Factors affecting the prices of oil and natural gas include:

- the level of supply and demand for oil and natural gas, especially demand for natural gas in the United States;
- governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;
- weather conditions and natural disasters;
- worldwide political, military, and economic conditions;
- the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;
- oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;
- the cost of producing and delivering oil and natural gas; and
- potential acceleration of development of alternative fuels.

Our business is dependent on capital spending by our customers and reductions in capital spending could have a material adverse effect on our consolidated results of operations.

Our business is directly affected by changes in capital expenditures by our customers, and restrictions in capital spending could have a material adverse effect on our consolidated results of operations. Some of the changes that may materially and adversely affect us include:

- the consolidation of our customers, which could:
    - cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and
    - result in customer personnel changes, which in turn affect the timing of contract negotiations; and
- adverse developments in the business and operations of our customers in the oil and natural gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production.

If our customers delay paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customers' cash flow from operations and their access to the credit markets. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Our business in Venezuela subjects us to actions by the Venezuelan government and delays in receiving payments, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We believe there are risks associated with our operations in Venezuela, including the possibility that the Venezuelan government could assume control over our operations and assets. We also continue to see a delay in receiving payment on our receivables from our primary customer in Venezuela. If our customer further delays paying or fails to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

The future results of our Venezuelan operations will be affected by many factors, including our ability to take actions to mitigate the effect of a devaluation of the Bolívar Fuerte, the foreign currency exchange rate, actions of the Venezuelan government, and general economic conditions such as continued inflation and future customer payments and spending.

The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We are a leading provider of hydraulic fracturing services. Bills have been introduced in Congress based on assertions that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require federal regulation of hydraulic fracturing operations and the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish additional levels of regulation at the federal level that could lead to operational delays and increased operating costs. At the same time, legislation and/or regulations have been adopted in several states that requires additional disclosure regarding chemicals used in the fracturing process but that includes protections for proprietary information. Legislation and/or regulations are being considered in other states that could impose further chemical disclosure or other regulatory requirements (such as restrictions on the use of certain types of chemicals or prohibitions on hydraulic fracturing operations in certain areas) that could affect our operations. In addition, governmental authorities in various foreign countries where we have provided or may provide hydraulic fracturing services have imposed or are considering imposing various restrictions or conditions that may affect hydraulic fracturing operations.

We are one of several unrelated companies who received a subpoena from the Office of the New York Attorney General, dated June 17, 2011. The subpoena sought information and documents relating to, among other things, natural gas development and hydraulic fracturing. After discussing the requests in the subpoena with the New York Attorney General's office, we responded to certain requests and supplied certain records and information as appropriate.

The adoption of any future federal, state, or foreign laws or implementing regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. For further information, see Part I, Item 1 "Business."

Liability for cleanup costs, natural resource damages, and other damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We are periodically notified of potential liabilities at federal and state superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.

Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our consolidated results of operations.

Raw materials essential to our business are normally readily available. High levels of demand for raw materials, such as gels, proppants, and hydrochloric acid, can trigger constraints in the supply chain of those raw materials, particularly where we have a relationship with a single supplier for a particular resource. Many of the raw materials essential to our business require the use of rail, storage, and trucking services to transport the materials to our jobsites. These services, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases imposed by our vendors for raw materials used in our business and the inability to pass these increases through to our customers could have a material adverse effect on our business and consolidated results of operations.

Doing business with national oil companies exposes us to greater risks of cost overruns, delays, and project losses and unsettled political conditions that can heighten these risks.

Much of the world's oil and natural gas reserves are controlled by national or state-owned oil companies (NOCs). Several of the NOCs are among our top 20 customers. Increasingly, NOCs are turning to oilfield services companies like us to provide the services, technologies, and expertise needed to develop their reserves. Reserve estimation is a subjective process that involves estimating location and volumes based on a variety of assumptions and variables that cannot be directly measured. As such, the NOCs may provide us with inaccurate information in relation to their reserves that may result in cost overruns, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues. These types of issues may also result in similar cost overruns, delay, and project losses.

A downward trend in estimates of production volumes or commodity prices or an upward trend in production costs could have a material adverse effect on our consolidated results of operations and result in impairment of or higher depletion rate on our oil and natural gas properties.

We have interests in oil and natural gas properties primarily in North America totaling approximately $180 million, net of accumulated depletion, which we account for under the successful efforts method. These oil and natural gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties' carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.

A downward trend in estimates of production volumes or prices or an upward trend in production costs could have a material adverse effect on our consolidated results of operations and result in other impairment charges or a higher depletion rate on our oil and natural gas properties.

Some of our customers require us to enter into long-term, fixed-price contracts that may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

Our customers, primarily NOCs, may require integrated, long-term, fixed-price contracts that could require us to provide integrated project management services outside our normal discrete business to act as project managers as well as service providers. Providing services on an integrated basis may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages. For example, we generally rely on third-party subcontractors and equipment providers to assist us with the completion of our contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Our acquisitions, dispositions, and investments may not result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk, which may have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our liquidity, consolidated results of operations, and consolidated financial condition.

These transactions also involve risks, and we cannot ensure that:

- any acquisitions would result in an increase in income;
- any acquisitions would be successfully integrated into our operations and internal controls;
- the due diligence prior to an acquisition would uncover situations that could result in financial or legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;
- any disposition would not result in decreased earnings, revenue, or cash flow;
- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;
- any dispositions, investments, acquisitions, or integrations would not divert management resources; or
- any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our liquidity, consolidated results of operations, or consolidated financial condition.

Actions of and disputes with our joint venture partners could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Our business is subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:

- the containment and disposal of hazardous substances, oilfield waste, and other waste materials;
- the importation and use of radioactive materials;
- the use of underground storage tanks; and
- the use of underground injection wells.

Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

- administrative, civil, and criminal penalties;
- revocation of permits to conduct business; and
- corrective action orders, including orders to investigate and/or clean up contamination.

Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Changes in, compliance with, or our failure to comply with laws in the countries in which we conduct business may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among, some of those countries and could have a material adverse affect on our consolidated results of operations.

In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse effect on our business and consolidated results of operations.

Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

Our business could be materially and adversely affected by severe or unseasonable weather where we have operations.

Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico, Russia, and the North Sea where we have operations. Some experts believe global climate change could increase the frequency and severity of these extreme weather conditions. Repercussions of severe weather conditions may include:

- evacuation of personnel and curtailment of services;
- weather-related damage to offshore drilling rigs resulting in suspension of operations;
- weather-related damage to our facilities and project work sites;
- inability to deliver materials to jobsites in accordance with contract schedules; and
- loss of productivity.

Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to natural gas producers.

Item 1(b). Unresolved Staff Comments.

None.

Item 2. Properties.

We own or lease numerous properties in domestic and foreign locations. The following locations represent our major facilities and corporate offices.

Location	Owned/Leased	Description
Completion and Production segment:		
Arbroath, United Kingdom	Owned	Manufacturing facility
Johor, Malaysia	Leased	Manufacturing facility
Monterrey, Mexico	Leased	Manufacturing facility
Sao Jose dos Campos, Brazil	Leased	Manufacturing facility
Stavanger, Norway	Leased	Research and development laboratory
Drilling and Evaluation segment:		
Alvarado, Texas	Owned	Manufacturing facility
Nisku, Canada	Owned	Manufacturing facility
Singapore	Leased	Manufacturing and technology facility
The Woodlands, Texas	Leased	Manufacturing facility
Shared/corporate facilities:		
Carrollton, Texas	Owned	Manufacturing facility
Dubai, United Arab Emirates	Leased	Corporate executive offices and shared services
Duncan, Oklahoma	Owned	Manufacturing, technology, shared services, and campus facilities
Houston, Texas	Owned/Leased	Corporate executive offices, manufacturing, technology, and campus facilities
Pune, India	Leased	Technology facility

All of our owned properties are unencumbered.

In addition, we have 192 international and 111 United States field camps from which we deliver our services and products. We also have numerous small facilities that include sales, project, and support offices and bulk storage facilities throughout the world.

We believe all properties that we currently occupy are suitable for their intended use.

Item 3. Legal Proceedings.

The Gulf of Mexico/Macondo well incident

Overview. The semisubmersible drilling rig, Deepwater Horizon, sank on April 22, 2010 after an explosion and fire onboard the rig that began on April 20, 2010. The Deepwater Horizon was owned by Transocean Ltd. and had been drilling the Macondo exploration well in Mississippi Canyon Block 252 in the Gulf of Mexico for the lease operator, BP Exploration & Production, Inc. (BP Exploration), an indirect wholly owned subsidiary of BP p.l.c. We performed a variety of services for BP Exploration, including cementing, mud logging, directional drilling, measurement-while-drilling, and rig data acquisition services. Crude oil flowing from the well site spread across thousands of square miles of the Gulf of Mexico and reached the United States Gulf Coast. Numerous attempts at estimating the volume of oil spilled have been made by various groups, and on August 2, 2010 the federal government published an estimate that approximately 4.9 million barrels of oil were discharged from the well. Efforts to contain the flow of hydrocarbons from the well were led by the United States government and by BP p.l.c., BP Exploration, and their affiliates (collectively, BP). The flow of hydrocarbons from the well ceased on July 15, 2010, and the well was permanently capped on September 19, 2010. There were eleven fatalities and a number of injuries as a result of the Macondo well incident.

We are currently unable to estimate the impact the Macondo well incident will have on us. The multi-district litigation (MDL) trial referred to below is scheduled to begin in late February 2012, and recently there have been and we expect there will continue to be orders and rulings of the court that impact the MDL. Moreover, as discussed below, BP has in the last nine months settled litigation with several other defendants in the MDL. We cannot predict the outcome of the many lawsuits and investigations relating to the Macondo well incident, including whether the MDL will proceed to trial, the results of any such trial, or whether we might settle with one or more of the parties to any lawsuit or investigation. Given the numerous potential future developments relating to the MDL and other lawsuits and investigations, we are unable to conclude whether we will incur a loss. As of December 31, 2011, we have not accrued any amounts related to this matter because we have not determined that a loss is probable and a reasonable estimate of a loss or range of loss related to this matter cannot be made. As a result of any future developments, some of which could occur as soon as within the next few months, we may adjust our liability assessment, and liabilities arising out of this matter could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Investigations and Regulatory Action. The United States Coast Guard, a component of the United States Department of Homeland Security, and the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) (formerly known as the Minerals Management Service (MMS) and which was replaced effective October 1, 2011 by two new, independent bureaus – the Bureau of Safety and Environmental Enforcement (BSEE) and the Bureau of Ocean Energy Management (BOEM)), a bureau of the United States Department of the Interior, shared jurisdiction over the investigation into the Macondo well incident and formed a joint investigation team that reviewed information and held hearings regarding the incident (Marine Board Investigation). We were named as one of the 16 parties-in-interest in the Marine Board Investigation. The Marine Board Investigation, as well as investigations of the incident that were conducted by The National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission) and the National Academy of Sciences, have been completed, and reports issued as a result of those investigations are discussed below. In addition, the Chemical Safety Board is conducting an investigation to examine the root causes of the accidental release of hydrocarbons from the Macondo well, including an examination of key technical factors, the safety cultures involved, and the effectiveness of relevant laws, regulations, and industry standards.

In May 2010, the United States Department of the Interior effectively suspended all offshore deepwater drilling projects in the United States Gulf of Mexico. The suspension was lifted in October 2010. Later, the Department of the Interior issued new guidance and regulations for drillers that intend to resume deepwater drilling activity and has proposed additional regulations. Despite the fact that the drilling suspension was lifted, the BOEMRE did not issue permits for the resumption of drilling for an extended period of time, and we experienced a significant reduction in our Gulf of Mexico operations. In the first quarter of 2011, the BOEMRE resumed the issuance of drilling permits, and activity has gradually recovered since that time, although there can be no assurance of future activity levels in the Gulf of Mexico. For additional information, see Part II, Item 1(a), "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Environment and Results of Operations."

DOJ Investigations and Actions. On June 1, 2010, the United States Attorney General announced that the Department of Justice (DOJ) was launching civil and criminal investigations into the Macondo well incident to closely examine the actions of those involved, and that the DOJ was working with attorneys general of states affected by the Macondo well incident. The DOJ announced that it was reviewing, among other traditional criminal statutes, possible violations of and liabilities under The Clean Water Act (CWA), The Oil Pollution Act of 1990 (OPA), The Migratory Bird Treaty Act of 1918 (MBTA), and the Endangered Species Act of 1973 (ESA). As part of its criminal investigation, the DOJ is examining certain aspects of our conduct after the incident, including with respect to record-keeping, record retention, post-incident testing, securities filings, and public statements by us or our employees, to evaluate whether there has been any violation of federal law.

The CWA provides authority for civil and criminal penalties for discharges of oil into or upon navigable waters of the United States, adjoining shorelines, or in connection with the Outer Continental Shelf Lands Act (OCSLA) in quantities that are deemed harmful. A single discharge event may result in the assertion of numerous violations under the CWA. Criminal sanctions under the CWA can be assessed for negligent discharges (up to $50,000 per day per violation), for knowing discharges (up to $100,000 per day per violation), and for knowing endangerment (up to $2 million per violation), and federal agencies could be precluded from contracting with a company that is criminally sanctioned under the CWA. Civil proceedings under the CWA can be commenced against an "owner, operator, or person in charge of any vessel, onshore facility, or offshore facility from which oil or a hazardous substance is discharged" in violation of the CWA. The civil penalties that can be imposed against responsible parties range from up to $1,100 per barrel of oil discharged in the case of those found strictly liable to $4,300 per barrel of oil discharged in the case of those found to have been grossly negligent.

The OPA establishes liability for discharges of oil from vessels, onshore facilities, and offshore facilities into or upon the navigable waters of the United States. Under the OPA, the "responsible party" for the discharging vessel or facility is liable for removal and response costs as well as for damages, including recovery costs to contain and remove discharged oil and damages for injury to natural resources and real or personal property, lost revenues, lost profits, and lost earning capacity. The cap on liability under the OPA is the full cost of removal of the discharged oil plus up to $75 million for damages, except that the $75 million cap does not apply in the event the damage was proximately caused by gross negligence or the violation of certain federal safety, construction or operating standards. The OPA defines the set of responsible parties differently depending on whether the source of the discharge is a vessel or an offshore facility. Liability for vessels is imposed on owners and operators; liability for offshore facilities is imposed on the holder of the permit or lessee of the area in which the facility is located.

The MBTA and the ESA provide penalties for injury and death to wildlife and bird species. The MBTA provides that violators are strictly liable and such violations are misdemeanor crimes subject to fines of up to $15,000 per bird killed and imprisonment of up to six months. The ESA provides for civil penalties for knowing violations that can range up to $25,000 per violation and, in the case of criminal penalties, up to $50,000 per violation.

In addition, federal law provides for a variety of fines and penalties, the most significant of which is the Alternative Fines Act. In lieu of the express amount of the criminal fines that may be imposed under some of the statutes described above, the Alternative Fines Act provides for a fine in the amount of twice the gross economic loss suffered by third parties, which amount, although difficult to estimate, is significant.

On December 15, 2010, the DOJ filed a civil action seeking damages and injunctive relief against BP Exploration, Anadarko Petroleum Corporation and Anadarko E&P Company LP (together, Anadarko), who had an approximate 25% interest in the Macondo well, certain subsidiaries of Transocean Ltd., and others for violations of the CWA and the OPA. The DOJ's complaint seeks an action declaring that the defendants are strictly liable under the CWA as a result of harmful discharges of oil into the Gulf of Mexico and upon United States shorelines as a result of the Macondo well incident. The complaint also seeks an action declaring that the defendants are strictly liable under the OPA for the discharge of oil that has resulted in, among other things, injury to, loss of, loss of use of, or destruction of natural resources and resource services in and around the Gulf of Mexico and the adjoining United States shorelines and resulting in removal costs and damages to the United States far exceeding $75 million. BP Exploration has been designated, and has accepted the designation, as a responsible party for the pollution under the CWA and the OPA. Others have also been named as responsible parties, and all responsible parties may be held jointly and severally liable for any damages under the OPA. A responsible party may make a claim for contribution against any other responsible party or against third parties it alleges contributed to or caused the oil spill. In connection with the proceedings discussed below under "Litigation," in April 2011 BP Exploration filed a claim against us for contribution with respect to liabilities incurred by BP Exploration under the OPA or another law and requested a judgment that the DOJ assert its claims for OPA financial liability directly against us.

We have not been named as a responsible party under the CWA or the OPA in the DOJ civil action, and we do not believe we are a responsible party under the CWA or the OPA. While we are not included in the DOJ's civil complaint, there can be no assurance that the DOJ or other federal or state governmental authorities will not bring an action, whether civil or criminal, against us under the CWA, the OPA, and/or other statutes or regulations. In connection with the DOJ's filing of the civil action, it announced that its criminal and civil investigations are continuing and that it will employ efforts to hold accountable those who are responsible for the incident.

A federal grand jury has been convened in Louisiana to investigate potential criminal conduct in connection with the Macondo well incident. We are cooperating fully with the DOJ's criminal investigation. As of February 16, 2012, the DOJ has not commenced any criminal proceedings against us. We cannot predict the status or outcome of the DOJ's criminal investigation or estimate the potential impact the investigation may have on us or our liability assessment, all of which may change as the investigation progresses.

In June 2010, we received a letter from the DOJ requesting thirty days advance notice of any event that may involve substantial transfers of cash or other corporate assets outside of the ordinary course of business. We conveyed our interest in briefing the DOJ on the services we provided on the Deepwater Horizon but indicated that we would not bind ourselves to the DOJ request.

We have had and expect to continue to have discussions with the DOJ regarding the Macondo well incident and associated pre-incident and post-incident conduct.

Investigative Reports. On September 8, 2010, an incident investigation team assembled by BP issued the Deepwater Horizon Accident Investigation Report (BP Report). The BP Report outlined eight key findings of BP related to the possible causes of the Macondo well incident, including failures of cement barriers, failures of equipment provided by other service companies and the drilling contractor, and failures of judgment by BP and the drilling contractor. With respect to the BP Report's assessment that the cement barrier did not prevent hydrocarbons from entering the wellbore after cement placement, the BP Report concluded that, among other things, there were "weaknesses in cement design and testing." According to the BP Report, the BP incident investigation team did not review its analyses or conclusions with us or any other entity or governmental agency conducting a separate or independent investigation of the incident. In addition, the BP incident investigation team did not conduct any testing using our cementing products.

On June 22, 2011, Transocean released its internal investigation report on the causes of the Macondo well incident. Transocean's report, among other things, alleges deficiencies with our cementing services on the Deepwater Horizon. Like the BP Report, the Transocean incident investigation team did not review its analyses or conclusions with us and did not conduct any testing using our cementing products.

On January 11, 2011, the National Commission released "Deep Water -- The Gulf Oil Disaster and the Future of Offshore Drilling," its investigation report (Investigation Report) to the President of the United States regarding, among other things, the National Commission's conclusions of the causes of the Macondo well incident. According to the Investigation Report, the "immediate causes" of the incident were the result of a series of missteps, oversights, miscommunications and failures to appreciate risk by BP, Transocean, and us, although the National Commission acknowledged that there were still many things it did not know about the incident, such as the role of the blowout preventer. The National Commission also acknowledged that it may never know the extent to which each mistake or oversight caused the Macondo well incident, but concluded that the immediate cause was "a failure to contain hydrocarbon pressures in the well," and pointed to three things that could have contained those pressures: "the cement at the bottom of the well, the mud in the well and in the riser, and the blowout preventer." In addition, the Investigation Report stated that "primary cement failure was a direct cause of the blowout" and that cement testing performed by an independent laboratory "strongly suggests" that the foam cement slurry used on the Macondo well was unstable. The Investigation Report, however, acknowledges a fact widely accepted by the industry that cementing wells is a complex endeavor utilizing an inherently uncertain process in which failures are not uncommon and that, as a result, the industry utilizes the negative-pressure test and cement bond log test, among others, to identify cementing failures that require remediation before further work on a well is performed.

The Investigation Report also sets forth the National Commission's findings on certain missteps, oversights and other factors that may have caused, or contributed to the cause of, the incident, including BP's decision to use a long string casing instead of a liner casing, BP's decision to use only six centralizers, BP's failure to run a cement bond log, BP's reliance on the primary cement job as a barrier to a possible blowout, BP's and Transocean's failure to properly conduct and interpret a negative-pressure test, BP's temporary abandonment procedures, and the failure of the drilling crew and our surface data logging specialist to recognize that an unplanned influx of oil, gas, or fluid into the well (known as a "kick") was occurring. With respect to the National Commission's finding that our surface data logging specialist failed to recognize a kick, the Investigation Report acknowledged that there were simultaneous activities and other monitoring responsibilities that may have prevented the surface data logging specialist from recognizing a kick.

The Investigation Report also identified two general root causes of the Macondo well incident: systemic failures by industry management, which the National Commission labeled "the most significant failure at Macondo," and failures in governmental and regulatory oversight. The National Commission cited examples of failures by industry management such as BP's lack of controls to adequately identify or address risks arising from changes to well design and procedures, the failure of BP's and our processes for cement testing, communication failures among BP, Transocean, and us, including with respect to the difficulty of our cement job, Transocean's failure to adequately communicate lessons from a recent near-blowout, and the lack of processes to adequately assess the risk of decisions in relation to the time and cost those decisions would save. With respect to failures of governmental and regulatory oversight, the National Commission concluded that applicable drilling regulations were inadequate, in part because of a lack of resources and political support of the MMS, and a lack of expertise and training of MMS personnel to enforce regulations that were in effect.

As a result of the factual and technical complexity of the Macondo well incident, the Chief Counsel of the National Commission issued a separate, more detailed report regarding the technical, managerial, and regulatory causes of the Macondo well incident in February 2011.

In March 2011, a third party retained by the BOEMRE to undertake a forensic examination and evaluation of the blowout preventer stack, its components and associated equipment, released a report detailing its findings. The forensic examination report found, among other things, that the blowout preventer stack failed primarily because the blind sheer rams did not fully close and seal the well due to a portion of drill pipe that had become trapped between the blocks and the pipe being outside the cutting surface of the ram blades. The forensic examination report recommended further examination, investigation, and testing, which found that the redundant operating pods of the blowout preventer may not have timely functioned the blind shear rams in the automatic mode function due to a depleted battery in one pod and a miswired solenoid in the other pod. We had no part in manufacturing or servicing the blowout preventer stack.

In September 2011, the BOEMRE released the final report of the Marine Board Investigation regarding the Macondo well incident (BOEMRE Report). A panel of investigators of the BOEMRE identified a number of causes of the Macondo well incident. According to the BOEMRE Report, "a central cause of the blowout was failure of a cement barrier in the production casing string." The panel was unable to identify the precise reasons for the failure but concluded that it was likely due to: "(1) swapping of cement and drilling mud in the shoe track (the section of casing near the bottom of the well); (2) contamination of the shoe track cement; or (3) pumping the cement past the target location in the well, leaving the shoe track with little or no cement." Generally, the panel concluded that the Macondo well incident was the result of, among other things, poor risk management, last-minute changes to drilling plans, failure to observe and respond to critical indicators, and inadequate well control response by the companies and individuals involved. In particular, the BOEMRE Report stated that BP made a series of decisions that complicated the cement job and may have contributed to the failure of the cement job, including the use of only one cement barrier, the location of the production casing, and the failure to follow industry-accepted recommendations.

The BOEMRE Report also stated, among other things, that BP failed to properly communicate well design and cementing decisions and risks to Transocean, that BP and Transocean failed to correctly interpret the negative-pressure test, and that we, BP, and Transocean failed to detect the influx of hydrocarbons into the well. According to the BOEMRE Report, the panel found evidence that we, among others, violated federal regulations relating to the failure to take measures to prevent the unauthorized release of hydrocarbons, the failure to take precautions to keep the well under control, and the failure to cement the well in a manner that would, among other things, prevent the release of fluids into the Gulf of Mexico. In October 2011, the BSEE issued a notification of INCs to us for violating those regulations and a federal regulation relating to the failure to protect health, safety, property, and the environment as a result of a failure to perform operations in a safe and workmanlike manner. According to the BSEE's notice, we did not ensure an adequate barrier to hydrocarbon flow after cementing the production casing and did not detect the influx of hydrocarbons until they were above the blowout preventer stack. We understand that the regulations in effect at the time of the alleged violations provide for fines of up to $35,000 per day per violation. We have appealed the INCs to, and the appeal was accepted by, the Interior Board of Land Appeals (IBLA). In January 2012, the IBLA, in response to our and the BSEE's joint request, has suspended the appeal and has ordered us and the BSEE to file notice within 15 days after the conclusion of the MDL and, within 60 days after the MDL court issues a final decision, to file a proposal for further action in the appeal. The BSEE has announced that the INCs will be reviewed for possible imposition of civil penalties once the appeal has ended. The BSEE has stated that this is the first time the Department of the Interior has issued INCs directly to a contractor that was not the well's operator. We have not accrued any amounts related to the INCs.

In December 2011, the National Academy of Sciences released a pre-publication copy of its report examining the causes of the Macondo well incident and identifying measures for preventing similar incidents in the future (NAS Report). The NAS Report noted that it does not attempt to assign responsibility to specific individuals or entities or determine the extent that the parties involved complied with applicable regulations.

According to the NAS Report, the flow of hydrocarbons that led to the blowout began when drilling mud was displaced by seawater during the temporary abandonment process, which was commenced by the drilling team despite a failure to demonstrate the integrity of the cement job after multiple negative pressure tests and after incorrectly deciding that a negative pressure test indicated that the cement barriers were effective. In addition, the NAS Report found, among other things, that: the approach chosen for well completion failed to provide adequate safety margins considering the reservoir formation; the loss of well control was not noted until more than 50 minutes after hydrocarbon flow from the formation had started; the blowout preventer was not designed or tested for the dynamic conditions that most likely existed at the time attempts were made to recapture well control; and the entities involved did not provide an effective systems safety approach commensurate with the risks of the Macondo well. According to the NAS Report, a number of key decisions related to the design, construction, and testing of the barriers critical to the temporary abandonment process were flawed.

The NAS Report also found, among other things, that the heavier "tail" cement slurry, intended for placement in the Macondo well shoe track, was "gravitationally unstable" on top of the lighter foam cement slurry and that the heavier tail cement slurry probably fell into or perhaps through the lighter foam cement slurry during pumping into the well, which would have left a tail slurry containing foam cement in the shoe track. The NAS Report also found, among other things, that foam cement that may have been inadvertently left in the shoe track likely would not have had the strength to resist crushing when experiencing the differential pressures exerted on the cement during the negative pressure test. In addition, the NAS Report found, among other things, that evidence available before the blowout indicated that the flapper valves in the float collar probably failed to seal, but the evidence was not acted upon and, due to BP's choice of a long-string production casing and the lack of minimum circulation of the well prior to the cement job, the possibility of mud-filled channels or poor cement bonding existed.

The NAS Report also set forth the following observations, among others: (1) there were alternative completion techniques and operational processes available that could have safely prepared the well for temporary abandonment; (2) post-incident static tests on a foam cement slurry similar to the slurry pumped into the Macondo well were performed under laboratory conditions and exhibited the settling of cement and nitrogen breakout, although because the tests were not conducted at bottom hole conditions "it is impossible to say whether the foam was stable at the bottom of the well"; (3) the "cap" cement slurry was subject to contamination by the spacer or the drilling mud that was placed ahead of the cap cement slurry and, if the cap cement slurry was heavily contaminated, it would not reach the strength of uncontaminated cement; (4) the numerous companies involved and the division of technical expertise among those companies affected their ability to perform and maintain an integrated assessment of the margins of safety for the Macondo well; (5) the regulatory regime was ineffective in addressing the risks of the Macondo well; and (6) training of key personnel and decision makers in the industry and regulatory agencies has been inadequate relative to the risks and complexities of deepwater drilling.

The NAS Report recommended, among other things: that all primary cemented barriers to flow should be tested to verify quality, quantity, and location of cement; that the integrity of mechanical barriers should be verified by using the best available test procedures; that blowout preventer systems should be redesigned for the drilling environment to which they are being applied; and that operating companies should have ultimate responsibility and accountability for well integrity, well design, well construction, and the suitability of the rig and associated safety equipment.

The Cementing Job and Reaction to Reports. We disagree with the BP Report, the National Commission, Transocean's report, the BOEMRE Report, and the NAS Report regarding many of their findings and characterizations with respect to the cementing and surface data logging services, as applicable, on the Deepwater Horizon. We have provided information to the National Commission, its staff, and representatives of the joint investigation team for the Marine Board Investigation that we believe has been overlooked or selectively omitted from the Investigation Report and the BOEMRE Report, as applicable. We intend to continue to vigorously defend ourselves in any investigation relating to our involvement with the Macondo well that we believe inaccurately evaluates or depicts our services on the Deepwater Horizon.

The cement slurry on the Deepwater Horizon was designed and prepared pursuant to well condition data provided by BP. Regardless of whether alleged weaknesses in cement design and testing are or are not ultimately established, and regardless of whether the cement slurry was utilized in similar applications or was prepared consistent with industry standards, we believe that had BP and Transocean properly interpreted a negative-pressure test, this test would have revealed any problems with the cement. In addition, had BP designed the Macondo well to allow a full cement bond log test or if BP had conducted even a partial cement bond log test, the test likely would have revealed any problems with the cement. BP, however, elected not to conduct any cement bond log tests, and with Transocean misinterpreted the negative-pressure test, both of which could have resulted in remedial action, if appropriate, with respect to the cementing services.

At this time we cannot predict the impact of the Investigation Report, the BOEMRE Report, the NAS Report, or the conclusions of future reports of the Chemical Safety Board, Congressional committees, or any other governmental or private entity. We also cannot predict whether their investigations or any other report or investigation will have an influence on or result in us being named as a party in any action alleging liability or violation of a statute or regulation, whether federal or state and whether criminal or civil.

We intend to continue to cooperate fully with all governmental hearings, investigations, and requests for information relating to the Macondo well incident. We cannot predict the outcome of, or the costs to be incurred in connection with, any of these hearings or investigations, and therefore we cannot predict the potential impact they may have on us.

Litigation. Since April 21, 2010, plaintiffs have been filing lawsuits relating to the Macondo well incident. Generally, those lawsuits allege either (1) damages arising from the oil spill pollution and contamination (*e.g.*, diminution of property value, lost tax revenue, lost business revenue, lost tourist dollars, inability to engage in recreational or commercial activities) or (2) wrongful death or personal injuries. We are named along with other unaffiliated defendants in more than 400 complaints, most of which are alleged class actions, involving pollution damage claims and at least nine personal injury lawsuits involving four decedents and at least 21 allegedly injured persons who were on the drilling rig at the time of the incident. Another six lawsuits naming us and others relate to alleged personal injuries sustained by those responding to the explosion and oil spill. Plaintiffs originally filed the lawsuits described above in federal and state courts throughout the United States, including Alabama, Delaware, Florida, Georgia, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, Texas, and Virginia. Except for certain lawsuits not yet consolidated (including two lawsuits that are proceeding in Louisiana state court, one lawsuit that is proceeding in Louisiana federal court, two lawsuits that are proceeding in Texas state court, two lawsuits that are proceeding in Florida federal court, and four lawsuits in Florida state court for which we have not been served), the Judicial Panel on Multi-District Litigation ordered all of the lawsuits against us consolidated in the MDL proceeding before Judge Carl Barbier in the United States Eastern District of Louisiana. The pollution complaints generally allege, among other things, negligence and gross negligence, property damages, taking of protected species, and potential economic losses as a result of environmental pollution and generally seek awards of unspecified economic, compensatory, and punitive damages, as well as injunctive relief. Plaintiffs in these pollution cases have brought suit under various legal provisions, including the OPA, the CWA, the MBTA, the ESA, the OCSLA, the Longshoremen and Harbor Workers Compensation Act, general maritime law, state common law, and various state environmental and products liability statutes.

Furthermore, the pollution complaints include suits brought against us by governmental entities, including the State of Alabama, the State of Louisiana, Plaquemines Parish, the City of Greenville, and three Mexican states. Complaints brought against us by ten other parishes in Louisiana were dismissed with prejudice, and the dismissal is being appealed by those parishes. The wrongful death and other personal injury complaints generally allege negligence and gross negligence and seek awards of compensatory damages, including unspecified economic damages and punitive damages. We have retained counsel and are investigating and evaluating the claims, the theories of recovery, damages asserted, and our respective defenses to all of these claims.

Judge Barbier is also presiding over a separate proceeding filed by Transocean under the Limitation of Liability Act (Limitation Action). In the Limitation Action, Transocean seeks to limit its liability for claims arising out of the Macondo well incident to the value of the rig and its freight. Although the Limitation Action is not consolidated in the MDL, to this point the judge is effectively treating the two proceedings as associated cases. On February 18, 2011, Transocean tendered us, along with all other defendants, into the Limitation Action. As a result of the tender, we and all other defendants will be treated as direct defendants to the plaintiffs' claims as if the plaintiffs had sued each of us and the other defendants directly. In the Limitation Action, the judge intends to determine the allocation of liability among all defendants in the hundreds of lawsuits associated with the Macondo well incident, including those in the MDL proceeding that are pending in his court. Specifically, the judge will determine the liability, limitation, exoneration and fault allocation with regard to all of the defendants in a trial, which is scheduled to occur in three phases, that is set to begin in late February 2012. The three phases of this portion of the trial are scheduled to cover the liabilities associated with the blowout itself, the actions relating to the attempts to control the flow of hydrocarbons from the well, and the efforts to contain and clean-up the oil that was discharged from the Macondo well. We do not believe that a single apportionment of liability in the Limitation Action is properly applied, particularly with respect to gross negligence and punitive damages, to the hundreds of lawsuits pending in the MDL proceeding.

Damages for the cases tried in the MDL proceeding, including punitive damages, are expected to be tried following the three-phase portion of the trial described above. Under ordinary MDL procedures, such cases would, unless waived by the respective parties, be tried in the courts from which they were transferred into the MDL. It remains unclear, however, what impact the overlay of the Limitation Action will have on where these matters are tried. Document discovery and depositions among the parties to the MDL are ongoing. It is unclear how the judge will address the DOJ's civil action for alleged violations of the CWA and the OPA.

In April and May 2011, certain defendants in the proceedings described above filed numerous cross claims and third party claims against certain other defendants. BP Exploration and BP America Production Company filed claims against us seeking subrogation and contribution, including with respect to liabilities under the OPA, and direct damages, and alleging negligence, gross negligence, fraudulent conduct, and fraudulent concealment. Transocean filed claims against us seeking indemnification, and subrogation and contribution, including with respect to liabilities under the OPA and for the total loss of the Deepwater Horizon, and alleging comparative fault and breach of warranty of workmanlike performance. Anadarko filed claims against us seeking tort indemnity and contribution, and alleging negligence, gross negligence and willful misconduct, and MOEX Offshore 2007 LLC (MOEX), who has an approximate 10% interest in the Macondo well, filed a claim against us alleging negligence. Cameron International Corporation (Cameron) (the manufacturer and designer of the blowout preventer), M-I Swaco (provider of drilling fluids and services, among other things), Weatherford U.S. L.P. and Weatherford International, Inc. (together, Weatherford) (providers of casing components, including float equipment and centralizers, and services), and Dril-Quip, Inc. (Dril-Quip) (provider of wellhead systems), each filed claims against us seeking indemnification and contribution, including with respect to liabilities under the OPA in the case of Cameron, and alleging negligence. Additional civil lawsuits may be filed against us. In addition to the claims against us, generally the defendants in the proceedings described above filed claims, including for liabilities under the OPA and other claims similar to those described above, against the other defendants described above. BP has since announced that it has settled those claims between it and each of MOEX, Weatherford, Anadarko, and Cameron.

In April 2011, we filed claims against BP Exploration, BP p.l.c. and BP America Production Company (BP Defendants), M-I Swaco, Cameron, Anadarko, MOEX, Weatherford, Dril-Quip, and numerous entities involved in the post-blowout remediation and response efforts, in each case seeking contribution and indemnification and alleging negligence. Our claims also alleged gross negligence and willful misconduct on the part of the BP Defendants, Anadarko, and Weatherford. We also filed claims against M-I Swaco and Weatherford for contractual indemnification, and against Cameron, Weatherford and Dril-Quip for strict products liability, although the court has since issued orders dismissing all claims asserted against Dril-Quip and Weatherford in the MDL. We filed our answer to Transocean's Limitation petition denying Transocean's right to limit its liability, denying all claims and responsibility for the incident, seeking contribution and indemnification, and alleging negligence and gross negligence.

Judge Barbier has issued an order, among others, clarifying certain aspects of law applicable to the lawsuits pending in his court. The court ruled that: (1) general maritime law will apply and therefore dismissed all claims brought under state law causes of action; (2) general maritime law claims may be brought directly against defendants who are non-"responsible parties" under the OPA with the exception of pure economic loss claims by plaintiffs other than commercial fishermen; (3) all claims for damages, including pure economic loss claims, may be brought under the OPA directly against responsible parties; and (4) punitive damage claims can be brought against both non-responsible parties under general maritime law and responsible parties under the OPA. As discussed above, with respect to the ruling that claims for damages may be brought under the OPA against responsible parties, we have not been named as a responsible party under the OPA, but BP Exploration has filed a claim against us for contribution with respect to liabilities incurred by BP Exploration under the OPA.

In September 2011, we filed claims in Harris County, Texas against the BP Defendants seeking damages, including lost profits and exemplary damages, and alleging negligence, grossly negligent misrepresentation, defamation, common law libel, slander, and business disparagement. Our claims allege that the BP Defendants knew or should have known about an additional hydrocarbon zone in the well that the BP Defendants failed to disclose to us prior to our designing the cement program for the Macondo well. The location of the hydrocarbon zones is critical information required prior to performing cementing services and is necessary to achieve desired cement placement. We believe that had BP Defendants disclosed the hydrocarbon zone to us, we would not have proceeded with the cement program unless it was redesigned, which likely would have required a redesign of the production casing. In addition, we believe that the BP Defendants withheld this information from the BP Report and from the various investigations discussed above. In connection with the foregoing, we also moved to amend our claims against the BP Defendants in the MDL proceeding to include fraud. The BP Defendants have denied all of the allegations relating to the additional hydrocarbon zone and filed a motion to prevent us from adding our fraud claim in the MDL. In October 2011, our motion to add the fraud claim against the BP Defendants in the MDL proceeding was denied. The court's ruling does not, however, prevent us from using the underlying evidence in our pending claims against the BP Defendants.

In December 2011, BP filed a motion for sanctions against us alleging, among other things, that we destroyed evidence relating to post-incident testing of the foam cement slurry on the Deepwater Horizon and requesting adverse findings against us. A magistrate judge in the MDL proceeding denied BP's motion. BP appealed that ruling, and Judge Barbier affirmed the magistrate judge's decision.

We intend to vigorously defend any litigation, fines, and/or penalties relating to the Macondo well incident and to vigorously pursue any damages, remedies, or other rights available to us as a result of the Macondo well incident. We have incurred and expect to continue to incur significant legal fees and costs, some of which we expect to be covered by indemnity or insurance, as a result of the numerous investigations and lawsuits relating to the incident.

Macondo derivative case. In February 2011, a shareholder who had previously made a demand on our board of directors with respect to another derivative lawsuit filed a shareholder derivative lawsuit relating to the Macondo well incident. See "Shareholder derivative cases" below.

Indemnification and Insurance. Our contract with BP Exploration relating to the Macondo well generally provides for our indemnification by BP Exploration for certain potential claims and expenses relating to the Macondo well incident, including those resulting from pollution or contamination (other than claims by our employees, loss or damage to our property, and any pollution emanating directly from our equipment). Also, under our contract with BP Exploration, we have, among other things, generally agreed to indemnify BP Exploration and other contractors performing work on the well for claims for personal injury of our employees and subcontractors, as well as for damage to our property. In turn, we believe that BP Exploration was obligated to obtain agreement by other contractors performing work on the well to indemnify us for claims for personal injury of their employees or subcontractors, as well as for damages to their property. We have entered into separate indemnity agreements with Transocean and M-I Swaco, under which we have agreed to indemnify those parties for claims for personal injury of our employees and subcontractors and they have agreed to indemnify us for claims for personal injury of their employees and subcontractors.

In April 2011, we filed a lawsuit against BP Exploration in Harris County, Texas to enforce BP Exploration's contractual indemnity and alleging BP Exploration breached certain terms of the contractual indemnity provision. BP Exploration removed that lawsuit to federal court in the Southern District of Texas, Houston Division. We filed a motion to remand the case to Harris County, Texas, and the lawsuit was transferred to the MDL.

BP Exploration, in connection with filing its claims with respect to the MDL proceeding, asked that court to declare that it is not liable to us in contribution, indemnification, or otherwise with respect to liabilities arising from the Macondo well incident. Other defendants in the litigation discussed above have generally denied any obligation to contribute to any liabilities arising from the Macondo well incident.

In January 2012, the court in the MDL proceeding entered an order in response to our and BP's motions for summary judgment regarding certain indemnification matters. The court held that BP is required to indemnify us for third-party compensatory claims, or actual damages, that arise from pollution or contamination that did not originate from our property or equipment located above the surface of the land or water, even if we are found to be grossly negligent. The court did not express an opinion as to whether our conduct amounted to gross negligence, but we do not believe the performance of our services on the Deepwater Horizon constituted gross negligence. The court also held, however, that BP does not owe us indemnity for punitive damages or for civil penalties under the CWA, if any, and that fraud could void the indemnity on public policy grounds, although the court stated that it was mindful that mere failure to perform contractual obligations as promised does not constitute fraud. As discussed above, the DOJ is not seeking civil penalties from us under the CWA. The court in the MDL proceeding deferred ruling on whether our indemnification from BP covers penalties or fines under the OCSLA, whether our alleged breach of our contract with BP Exploration would invalidate the indemnity, and whether we committed an act that materially increased the risk to or prejudiced the rights of BP so as to invalidate the indemnity. We do not believe that we breached our contract with BP Exploration or committed an act that would otherwise invalidate the indemnity. The court's rulings will be subject to appeal at the appropriate time.

In responding to similar motions for summary judgment between Transocean and BP, the court also held that public policy would not bar Transocean's claim for indemnification of compensatory damages, even if Transocean was found to be grossly negligent. The court also held, among other things, that Transocean's contractual right to indemnity does not extend to punitive damages or civil penalties under the CWA.

The rulings in the MDL proceeding regarding the indemnities are based on maritime law and may not bind the determination of similar issues in lawsuits not comprising a part of the MDL proceedings. Accordingly it is possible that different conclusions with respect to indemnities will be reached by other courts.

Indemnification for criminal fines or penalties, if any, may not be available if a court were to find such indemnification unenforceable as against public policy. In addition, certain state laws, if deemed to apply, would not allow for enforcement of indemnification for gross negligence, and may not allow for enforcement of indemnification of persons who are found to be negligent with respect to personal injury claims.

Financial analysts and the press have speculated about the financial capacity of BP, and whether it might seek to avoid indemnification obligations in bankruptcy proceedings. BP's public filings indicate that BP has recognized in excess of $40 billion in pre-tax charges, excluding offsets for settlement payments received from certain defendants in the proceedings described above under "Litigation," as a result of the Macondo well incident. BP's public filings also indicate that the amount of, among other things, certain natural resource damages with respect to certain OPA claims, some of which may be included in such charges, cannot be reliably estimated as of the dates of those filings. We consider, however, the likelihood of a BP bankruptcy to be remote.

In addition to the contractual indemnities discussed above, we have a general liability insurance program of $600 million. Our insurance is designed to cover claims by businesses and individuals made against us in the event of property damage, injury or death and, among other things, claims relating to environmental damage, as well as legal fees incurred in defending against those claims. We have received and expect to continue to receive payments from our insurers with respect to covered legal fees incurred in connection with the Macondo well incident. Through January 2012, we have incurred legal fees and related expenses covered by our insurance program of approximately $76 million. To the extent we incur any losses beyond those covered by indemnification, there can be no assurance that our insurance policies will cover all potential claims and expenses relating to the Macondo well incident. In addition, we may not be insured with respect to civil or criminal fines or penalties, if any, pursuant to the terms of our insurance policies. Insurance coverage can be the subject of uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers, as well as other potential parties claiming insured status under our insurance policies.

Barracuda-Caratinga arbitration

We provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. The arbitration panel held an evidentiary hearing in March 2008 to determine which party was responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties' rights are to be governed by the express terms of their contract. The parties presented evidence and witnesses to the panel in May 2010, and final arguments were presented in August 2010. During the third quarter of 2011, the arbitration panel issued an award against KBR in the amount of $201 million, which is reflected as a liability and a component of loss from discontinued operations in our consolidated financial statements. KBR filed a motion to vacate the arbitration award with the United States District Court for the Southern District of New York.

Securities and related litigation

In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the SEC initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled *Richard Moore, et al. v. Halliburton Company, et al.*, was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case was styled *Archdiocese of Milwaukee Supporting Fund (AMSF) v. Halliburton Company, et al.* AMSF has changed its name to Erica P. John Fund, Inc. (the Fund). We settled with the SEC in the second quarter of 2004.

In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of our 1998 acquisition of Dresser Industries, Inc., including that we failed to timely disclose the resulting asbestos liability exposure.

In April 2005, the court appointed new co-lead counsel and named the Fund the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting the Fund to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, the Fund filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our Chief Executive Officer (CEO). The court ordered that the case proceed against our CEO and us.

In September 2007, the Fund filed a motion for class certification, and our response was filed in November 2007. The district court held a hearing in March 2008, and issued an order November 3, 2008 denying the motion for class certification. The Fund appealed the district court's order to the Fifth Circuit Court of Appeals. The Fifth Circuit affirmed the district court's order denying class certification. On May 13, 2010, the Fund filed a writ of certiorari in the United States Supreme Court. In early January 2011, the Supreme Court granted the writ of certiorari and accepted the appeal. The Court heard oral arguments in April 2011 and issued its decision in June 2011, reversing the Fifth Circuit ruling that the Fund needed to prove loss causation in order to obtain class certification. The Court's ruling was limited to the Fifth Circuit's loss causation requirement, and the case was returned to the Fifth Circuit for further consideration of our other arguments for denying class certification. The Fifth Circuit returned the case to the district court, and in January 2012 the court issued an order certifying the class which we have appealed. The case is at an early stage, and we cannot predict the outcome or consequences thereof. We intend to vigorously defend this case.

Shareholder derivative cases

In May 2009, two shareholder derivative lawsuits involving us and KBR were filed in Harris County, Texas, naming as defendants various current and retired Halliburton directors and officers and current KBR directors. These cases allege that the individual Halliburton defendants violated their fiduciary duties of good faith and loyalty, to our detriment and the detriment of our shareholders, by failing to properly exercise oversight responsibilities and establish adequate internal controls. The District Court consolidated the two cases, and the plaintiffs filed a consolidated petition against only current and former Halliburton directors and officers containing various allegations of wrongdoing including violations of the FCPA, claimed KBR offenses while acting as a government contractor in Iraq, claimed KBR offenses and fraud under United States government contracts, Halliburton activity in Iran, and illegal kickbacks. Subsequently, a shareholder made a demand that the board take remedial action respecting the FCPA claims in the pending lawsuit. Our Board of Directors designated a special committee of independent and disinterested directors to oversee the investigation of the allegations made in the lawsuits and shareholder demand. Upon receipt of its special committee's findings and recommendations, the independent and disinterested members of the Board determined that the shareholder claims were without merit and not otherwise in the best interest of the company to pursue. The Board directed company counsel to report its determinations to the plaintiffs and demanding shareholder.

We have agreed in principle, subject to approval by the court, to settle the lawsuits. Under the terms of the proposed settlement, we have agreed to implement certain changes to our corporate governance policies and agreed to pay the plaintiffs' legal fees.

In February 2011, the same shareholder who had made the demand on our board of directors in connection with one of the derivative lawsuits discussed above filed a shareholder derivative lawsuit in Harris County, Texas naming us as a nominal defendant and certain of our directors and officers as defendants. This case alleges that these defendants, among other things, breached fiduciary duties of good faith and loyalty by failing to properly exercise oversight responsibilities and establish adequate internal controls, including controls and procedures related to cement testing and the communication of test results, as they relate to the Macondo well incident. Our Board of Directors designated a special committee of independent and disinterested directors to oversee the investigation of the allegations made in the lawsuit and shareholder demand. Upon receipt of its special committee's findings and recommendations, the independent and disinterested members of the Board determined that the shareholder claims were without merit and not otherwise in the best interest of the company to pursue. The Board directed company counsel to report its determinations to the plaintiffs and demanding shareholder.

Angola Investigations

We are conducting an internal investigation of certain areas of our operations in Angola, focusing on compliance with certain company policies, including our Code of Business Conduct (COBC), and the FCPA and other applicable laws. In December 2010, we received an anonymous e-mail alleging that certain current and former personnel violated our COBC and the FCPA, principally through the use of an Angolan vendor. The e-mail also alleges conflicts of interest, self-dealing and the failure to act on alleged violations of our COBC and the FCPA. We contacted the DOJ to advise them that we were initiating an internal investigation with the assistance of outside counsel and independent forensic accountants.

During the third quarter of 2011, we met with the DOJ and the SEC to brief them on the status of our investigation and provided them documents. We are currently responding to a subpoena from the SEC regarding this matter and are producing all relevant documents. We understand that one of our employees has also received a subpoena from the SEC regarding this matter.

We expect to continue to have discussions with the DOJ and the SEC, and we intend to continue to cooperate with their inquiries and requests as they investigate this matter. Because these investigations are at an early stage, we cannot predict their outcome or the consequences thereof.

Environmental

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act;
- the Toxic Substances Control Act; and
- the Oil Pollution Act of 1990.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to help prevent the occurrence of environmental contamination. On occasion, in addition to the matters relating to the Macondo well incident described above and the Duncan, Oklahoma matter described below, we are involved in other environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. We do not expect costs related to those remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations.

Between 1965 and 1991, a former Halliburton unit known as the Halliburton Industrial Services Division (HISD) performed work for the U.S. Department of Defense cleaning solid fuel from missile casings at a semi-rural facility on the north side of Duncan, Oklahoma. We closed our site in coordination with the Oklahoma Department of Environmental Quality (DEQ) in the mid-1990s, but continued to monitor the groundwater at DEQ's request. A principal component of the missile fuel was ammonium perchlorate, a salt that is highly soluble in water, which has been discovered in the soil and groundwater on our site and in certain residential water wells near our property.

Commencing in October 2011, a number of lawsuits were filed against us, including a putative class action case in federal court in the Western District of Oklahoma and other lawsuits filed in Oklahoma state courts. The lawsuits generally allege, among other things, that operations at our Duncan facility caused releases of pollutants, including ammonium perchlorate and, in the case of the federal lawsuit, nuclear or radioactive waste, into the groundwater, and that we knew about those releases and did not take corrective actions to address them. It is also alleged that the plaintiffs have suffered from certain health conditions, including hypothyroidism, a condition that has been associated with exposure to perchlorate at sufficiently high doses over time. These cases seek, among other things, damages, including punitive damages, and the establishment of a fund for future medical monitoring. The cases allege, among other things, strict liability, trespass, private nuisance, public nuisance, and negligence and, in the case of the federal lawsuit, violations of the U.S. Resource Conservation and Recovery Act, resulting in personal injuries, property damage, and diminution of property value.

The lawsuits generally allege that the cleaning of the missile casings at the Duncan facility contaminated the surrounding soils and groundwater, including certain water wells used in a number of residential homes, through the migration of, among other things, ammonium perchlorate. The federal lawsuit also alleges that our processing of radioactive waste from a nuclear power plant over 25 years ago resulted in the release of "nuclear/radioactive" waste into the environment.

We and the DEQ have recently conducted soil and groundwater sampling relating to the allegations discussed above that has confirmed that the alleged nuclear or radioactive material is confined to the soil in a discrete area of the onsite operations and is not present in the groundwater onsite or in any areas offsite. The radiological impacts from this discrete area are not believed to present any health risk for offsite exposure. With respect to ammonium perchlorate, we have made arrangements to supply affected residents with bottled drinking water and, if needed, with a temporary water supply system, at no cost to the residents. We have worked with the City of Duncan and the DEQ to expedite expansion of the city water supply to the relevant areas.

The lawsuits described above are at an early stage, and additional lawsuits and proceedings may be brought against us. We cannot predict their outcome or the consequences thereof. As of December 31, 2011, we had accrued $35 million related to our initial estimate of response efforts, third-party property damage, and remediation related to the Duncan, Oklahoma matter. We intend to vigorously defend the lawsuits and do not believe that these lawsuits will have a material adverse effect on our liquidity, consolidated results of operations, or consolidated financial condition.

Additionally, we have subsidiaries that have been named as potentially responsible parties along with other third parties for nine federal and state superfund sites for which we have established reserves. As of December 31, 2011, those nine sites accounted for approximately $7 million of our $81 million total environmental reserve. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Item 4. Mine Safety Disclosures.

Our barite and bentonite mining operations, in support of our fluid services business, are subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Act). Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and Item 104 of Regulation S-K (17 CFR 229.104) is included in Exhibit 95 to this annual report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Halliburton Company's common stock is traded on the New York Stock Exchange. Information related to the high and low market prices of our common stock and quarterly dividend payments is included under the caption "Quarterly Data and Market Price Information" on page 118 of this annual report. Cash dividends on our common stock in the amount of $0.09 per share were paid in March, June, September, and December of 2011 and 2010. Our Board of Directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the Board of Directors and will depend on, among other things, future earnings, general financial condition and liquidity, success in business activities, capital requirements, and general business conditions.

The following graph and table compare total shareholder return on our common stock for the five-year period ended December 31, 2011, with the Standard & Poor's 500 Stock Index and the Standard & Poor's Energy Composite Index over the same period. This comparison assumes the investment of $100 on December 31, 2006, and the reinvestment of all dividends. The shareholder return set forth is not necessarily indicative of future performance.



Halliburton
S&P 500
S&P Energy
160
140
120
100
80
60
40
20
0
12/06
12/07
12/08
12/09
12/10
12/11

	December 31					
	2006	2007	2008	2009	2010	2011
Halliburton	$100.00	$123.33	$59.86	$100.71	$138.27	$117.83
Standard & Poor's 500 Stock Index	100.00	105.49	66.46	84.05	96.71	98.75
Standard & Poor's Energy Composite Index	100.00	134.40	87.54	99.64	120.02	125.69

At February 10, 2012, there were 16,355 shareholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

The following table is a summary of repurchases of our common stock during the three-month period ended December 31, 2011.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Program (b)
October 1-31	42,457	$ 33.75	–	$ –
November 1-30	23,243	$ 37.19	–	$ –
December 1-31	118,128	$ 35.15	–	$ –
Total	183,828	$ 35.08	–	$ 1,731,208,803

(a) All of the 183,828 shares purchased during the three-month period ended December 31, 2011 were acquired from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting in restricted stock grants. These shares were not part of a publicly announced program to purchase common shares.

(b) Our Board of Directors has authorized a plan to repurchase our common stock from time to time. During the fourth quarter of 2011, we did not repurchase shares of our common stock pursuant to that plan. We have authorization remaining to repurchase up to a total of approximately $1.7 billion of our common stock.

Item 6. Selected Financial Data.

Information related to selected financial data is included on page 117 of this annual report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Information related to Management's Discussion and Analysis of Financial Condition and Results of Operations is included on pages 43 through 68 of this annual report.

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk.

Information related to market risk is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk" on page 66 of this annual report.

Item 8. Financial Statements and Supplementary Data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9(a). Controls and Procedures.

In accordance with the Securities Exchange Act of 1934 Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See page 69 for Management's Report on Internal Control Over Financial Reporting and page 70 for Report of Independent Registered Public Accounting Firm on its assessment of our internal control over financial reporting.

Item 9(b). Other Information.

None.

HALLIBURTON COMPANY
Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Financial results

During 2011, we produced revenue of $24.8 billion and operating income of $4.7 billion, reflecting an operating margin of 19%. Revenue increased $6.9 billion, or 38%, from 2010, while operating income increased $1.7 billion, or 57%, from 2010. Overall, these increases were due to our customers' higher capital spending throughout 2011, led by increased drilling activity in unconventional oil and natural gas basins and pricing improvements in North America.

Business outlook

We continue to believe in the strength of the long-term fundamentals of our business. Despite concerns about the global economy, energy demand is expected to continue to increase driven by growth in emerging countries. Furthermore, development of new resources is expected to be more complex resulting in increasing service intensity.

In North America, the United States land rig count and horizontal drilling activity has been growing, led by a shift to oil and liquids-rich shale basins. We believe that natural gas drilling activity will be under pressure until a natural gas oversupply situation is corrected; however, any reduction in natural gas drilling may be offset by an increase in liquids-directed activity. Our 2011 Gulf of Mexico business improved compared to 2010 due to the lifting of the deepwater drilling suspension in the fourth quarter of 2010 and a higher level of drilling permits issued in the second half of 2011. In the fourth quarter of 2011, we saw revenue exceed levels experienced prior to the drilling suspension for the first time. Margins in the Gulf of Mexico, while improving, are not expected to recover to pre-drilling suspension levels until the second half of 2012, as our customers adapt to new regulations. See "Business Environment and Results of Operations," Note 8 to the consolidated financial statements, Item 3. "Legal Proceedings," and Item 1(a), "Risk Factors."

Outside of North America, revenue for 2011 increased from the prior year, while our operating income declined due to highly competitive service pricing in several markets. In the second half of 2011, our operations in Egypt recovered from the turmoil experienced in the first quarter of 2011. Although we have resumed some activity in Libya, any meaningful recovery depends on our customers' ability to reestablish operations. Despite the events that have transpired in the Middle East and North Africa and the impact of lower service pricing negotiated during the worldwide recession, we expect gradual margin improvement outside of North America during 2012 as activity continues to increase and new technologies are introduced.

We have carried out several key initiatives in 2011. These initiatives involve increasing manufacturing production in the Eastern Hemisphere and reinventing our service delivery platform to lower our delivery costs.

Our operating performance and business outlook are described in more detail in "Business Environment and Results of Operations."

Financial markets, liquidity, and capital resources

Since mid-2008, the global financial markets have been somewhat volatile. While this has created additional risks for our business, we believe we have invested our cash balances conservatively and secured sufficient financing to help mitigate any near-term negative impact on our operations. For additional information, see "Liquidity and Capital Resources" and "Business Environment and Results of Operations."

LIQUIDITY AND CAPITAL RESOURCES

We ended 2011 with cash and equivalents of $2.7 billion compared to $1.4 billion at December 31, 2010. As of December 31, 2011, $502 million of the $2.7 billion of cash and equivalents was held by our foreign subsidiaries that would be subject to tax if repatriated. If these funds are needed for our operations in the United States, we would be required to accrue and pay United States taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate them to fund our United States operations. We also held $150 million of short-term, United States Treasury securities classified as marketable securities at December 31, 2011 compared to $653 million of short-term, United States Treasury securities at December 31, 2010.

Significant sources of cash

Cash flows from operating activities contributed $3.7 billion to cash in 2011.

In November 2011, we issued $500 million aggregate principal amount of 3.25% senior notes due 2021 and $500 million aggregate principal amount of 4.5% senior notes due 2041.

During 2011, we sold approximately $1.0 billion of short-term marketable securities.

Further available sources of cash. On February 22, 2011, we entered into an unsecured $2.0 billion five-year revolving credit facility that replaced our then existing $1.2 billion unsecured credit facility established in July 2007. The purpose of the facility is to provide general working capital and credit for other corporate purposes. The full amount of the revolving credit facility was available as of December 31, 2011.

Significant uses of cash

Capital expenditures were $3.0 billion in 2011 and were predominantly made in Halliburton Production Enhancement, Sperry Drilling, Cementing, and Wireline and Perforating. We have also invested additional working capital to support the growth of our business.

During 2011, we purchased $501 million of short-term marketable securities.

We paid $330 million in dividends to our shareholders in 2011.

In October 2011, we completed the acquisition of Multi-Chem Group, LLC (Multi-Chem) in an all cash transaction. Multi-Chem is the fourth-largest provider of production chemicals in North America, delivering specialty chemicals, services and solutions. We paid approximately $880 million for Multi-Chem and other acquisitions in 2011.

Future uses of cash. Capital spending for 2012 is currently expected to be between $3.5 and $4.0 billion. The capital expenditures plan for 2012 is primarily directed toward Halliburton Production Enhancement, Sperry Drilling, Cementing, Completion Tools, and Wireline and Perforating.

We are continuing to explore opportunities for acquisitions that will enhance or augment our current portfolio of services and products, including those with unique technologies or distribution networks in areas where we do not already have large operations.

Subject to Board of Directors approval, we expect to pay quarterly dividends of approximately $83 million during 2012. We also have approximately $1.7 billion remaining available under our share repurchase authorization, which may be used for open market share purchases.

The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2011:

	Payments Due						
Millions of dollars	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt	$ –	$ –	$ –	$ –	$ –	$ 4,820	$ 4,820
Interest on debt (a)	277	279	281	285	291	5,733	7,146
Operating leases	207	166	112	87	64	164	800
Purchase obligations (b)	2,363	262	284	173	153	173	3,408
Pension funding obligations (c)	22	–	–	–	–	–	22
Other long-term liabilities	12	12	3	3	3	8	41
Total	$ 2,881	$ 719	$ 680	$ 548	$ 511	$ 10,898	$ 16,237

(a) Interest on debt includes 85 years of interest on $300 million of debentures at 7.6% interest that become due in 2096.

(b) Primarily represents certain purchase orders for goods and services utilized in the ordinary course of our business.

(c) Includes international plans and is based on assumptions that are subject to change. We are currently not able to reasonably estimate our contributions for years after 2012. See Note 13 to the consolidated financial statements for further information regarding pension contributions.

We had $274 million of gross unrecognized tax benefits at December 31, 2011, of which we estimate $120 million may require a cash payment. We estimate that $89 million of the cash payment will not be settled within the next 12 months. We are not able to reasonably estimate in which future periods this amount will ultimately be settled and paid.

Other factors affecting liquidity

Financial position in current market. We have $2.7 billion of cash and equivalents and $150 million in investments in marketable securities as of December 31, 2011 and a total of $2.0 billion of available committed bank credit under our revolving credit facility. Furthermore, we have no financial covenants or material adverse change provisions in our bank agreements and our debt maturities extend over a long period of time. Although a portion of earnings from our foreign subsidiaries is reinvested outside the United States indefinitely, we do not consider this to have a significant impact on our liquidity. We currently believe that our capital expenditures, working capital investments, and dividends, if any, in 2012 can be fully funded through cash from operations.

As a result, we believe we have a reasonable amount of liquidity and, if necessary, additional financing flexibility given the current market environment to fund our potential contingent liabilities, if any. However, as discussed above in Item 3, "Legal Proceedings," there are numerous future developments that may arise as a result of the Macondo well incident that could have a material adverse effect on our liquidity.

Guarantee agreements. In the normal course of business, we have agreements with financial institutions under which approximately $1.7 billion of letters of credit, bank guarantees, or surety bonds were outstanding as of December 31, 2011, including $292 million of surety bonds related to Venezuela. See "Business Environment and Results of Operations – International Operations" for further discussion related to Venezuela. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Credit ratings. Credit ratings for our long-term debt remain A2 with Moody's Investors Service and A with Standard & Poor's. The credit ratings on our short-term debt remain P-1 with Moody's Investors Service and A-1 with Standard & Poor's.

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers' cash flow from operations and their access to the credit markets. For example, we continue to see delays in receiving payment on our receivables from one of our primary customers in Venezuela. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

We operate in approximately 80 countries throughout the world to provide a comprehensive range of discrete and integrated services and products to the energy industry. The majority of our consolidated revenue is derived from the sale of services and products to major, national, and independent oil and natural gas companies worldwide. We serve the upstream oil and natural gas industry throughout the lifecycle of the reservoir, from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production throughout the life of the field. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. The industry we serve is highly competitive with many substantial competitors in each segment. In 2011, based upon the location of the services provided and products sold, 55% of our consolidated revenue was from the United States. In 2010, 46% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our revenue during these periods.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, force majeure, war or other armed conflict, expropriation or other governmental actions, inflation, foreign currency exchange restrictions, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country, other than the United States, would be materially adverse to our consolidated results of operations.

Activity levels within our business segments are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and natural gas companies. Also impacting our activity is the status of the global economy, which impacts oil and natural gas consumption.

Some of the more significant measures of current and future spending levels of oil and natural gas companies are oil and natural gas prices, the world economy, the availability of credit, government regulation, and global stability, which together drive worldwide drilling activity. Our financial performance is significantly affected by oil and natural gas prices and worldwide rig activity, which are summarized in the following tables.

This table shows the average oil and natural gas prices for West Texas Intermediate (WTI), United Kingdom Brent crude oil, and Henry Hub natural gas:

Average Oil Prices (dollars per barrel)	2011	2010	2009
West Texas Intermediate	$ 95.13	$ 79.36	$ 61.65
United Kingdom Brent	$111.53	$ 79.66	$ 61.49
Average United States Natural Gas Prices (dollars per thousand cubic feet, or Mcf)			
Henry Hub	$ 4.09	$ 4.52	$ 4.06

The historical yearly average rig counts based on the Baker Hughes Incorporated rig count information were as follows:

Land vs. Offshore	2011	2010	2009
United States:			
Land	1,843	1,509	1,042
Offshore (incl. Gulf of Mexico)	32	32	44
Total	1,875	1,541	1,086
Canada:			
Land	422	349	220
Offshore	1	2	1
Total	423	351	221
International (excluding Canada):			
Land	863	789	722
Offshore	304	305	275
Total	1,167	1,094	997
Worldwide total	3,465	2,986	2,304
Land total	3,128	2,647	1,984
Offshore total	337	339	320

Oil vs. Natural Gas	2011	2010	2009
United States (incl. Gulf of Mexico):			
Oil	984	593	282
Natural Gas	891	948	804
Total	1,875	1,541	1,086
Canada:			
Oil	282	201	102
Natural Gas	141	150	119
Total	423	351	221
International (excluding Canada):			
Oil	918	840	776
Natural Gas	249	254	221
Total	1,167	1,094	997
Worldwide total	3,465	2,986	2,304
Oil total	2,184	1,634	1,160
Natural Gas total	1,281	1,352	1,144

Drilling Type	2011	2010	2009
United States (incl. Gulf of Mexico):			
Horizontal	1,074	822	456
Vertical	571	501	433
Directional	230	218	197
Total	1,875	1,541	1,086

Our customers' cash flows, in most instances, depend upon the revenue they generate from the sale of oil and natural gas. Lower oil and natural gas prices usually translate into lower exploration and production budgets. The opposite is true for higher oil and natural gas prices.

WTI oil prices, which generally influence customer spending in North America, have fluctuated throughout 2011, ranging from a high of $113.39 per barrel in April to a low of $75.40 per barrel in October. Outside of North America, customer spending is heavily influenced by Brent oil prices, which have fluctuated during 2011 from a low of $93.52 per barrel in January to a high of $126.64 per barrel in May. The outlook for world petroleum demand for 2012 is mixed, with the International Energy Agency's (IEA) January 2012 "Oil Market Report" forecasting a 1% increase in petroleum demand from 2011 levels. The IEA expects modest declines in mature economies to be more than offset by relatively strong growth in emerging markets.

Henry Hub natural gas prices were relatively stable in the first half of 2011, but declined significantly in the second half, primarily due to an oversupply caused by strong drilling activity in the United States land region and increased pipeline capacity. Natural gas prices during 2011 ranged from a high of $4.92 per Mcf in June to a low of $2.84 per Mcf in November. According to the United States Energy Information Administration (EIA), this trend has continued into the beginning of 2012, with a warmer than expected winter lowering demand and contributing to record-high natural gas inventories. This in turn has caused prices to decline further to the mid-$2.00 range at the end of January of 2012. The EIA's January 2012 "Short Term Energy Outlook" forecast expects United States natural gas demand to increase 2% from 2011 levels as more electricity generation shifts from coal to natural gas.

The outlook thus faces uncertainties as the global recovery continues to remain somewhat fragile. However, we believe that, over the long-term, hydrocarbon demand will generally increase, and this, combined with the underlying trends of smaller and more complex reservoirs, high depletion rates, and the need for continual reserve replacement, should drive the long-term need for our services and products.

North America operations

Volatility in oil and natural gas prices can impact our customers' drilling and production activities. The shift to oil and liquids-rich shale basins that began in 2010 has helped to drive increased service intensity, not only in terms of horsepower required per job, but also in fluid chemistry and other technologies required for these complex reservoirs. This trend has continued in 2011, with horizontal oil-directed drilling activity representing the fastest growing segment of the market. As of December 31, 2011, horizontal-directed rig activity represented approximately 58% of the total rigs in the United States, about 85% higher than peak levels in 2008. These trends have led to increased demand and improved pricing for most of our services and products in our United States land operations.

Going forward, we believe the market conditions are supportive of an increase in overall activity in the United States land market; however, some of our customers began shifting their resources from natural gas to oil and liquids-rich basins in the fourth quarter of 2011. In order to meet our customers' needs, we are redeploying equipment to these oil and liquids-rich basins and making adjustments to our supply chain. Our customer mix also continues to shift towards independent and national oil companies and large independents, which tend to have more stable spending patterns and more sophisticated supply chain management. These factors are reinforcing our belief that revenue for North America can be sustainable; however, growing cost pressure and logistical challenges could moderate our margin levels in 2012.

Deepwater drilling activity in the Gulf of Mexico is continuing to recover due to the issuance of a number of drilling permits. We believe we will see an increase in the level of permit approvals in 2012 leading to additional deepwater rigs arriving over the next several quarters in 2012. Our business in the Gulf of Mexico represented approximately 16% of our North America revenue in 2009, approximately 9% in 2010, and approximately 6% in 2011. In addition, the Gulf of Mexico represented approximately 6% of our consolidated revenue in 2009, approximately 4% in 2010, and approximately 3% in 2011. Longer term, we do not know the extent to which the Macondo well incident or resulting drilling regulations will impact revenue or earnings, as they are dependent on, among other things, governmental approvals for permits, our customers' actions, and the potential movement of deepwater rigs to or from other markets.

International operations

During 2011, revenue outside North America increased 14%, while operating income outside of North America decreased 16% from the prior year, reflecting competitive pricing internationally, especially on larger projects. Latin America revenue increased 34% and operating income increased 60% from the prior year. However, these increases were more than offset by civil unrest and sanctions in North Africa and the continued impact of over capacity leading to pricing pressure. Although some minor work has been performed recently in Libya, we are still awaiting well-defined operational plans from our customers. We do not expect activity levels in Libya to recover to pre-2011 levels until late 2012 or 2013. Our first quarter of 2011 results were impacted by a $59 million, pre-tax, charge in Libya, to reserve for certain doubtful accounts receivable and inventory. Additionally, the second quarter of 2011 results were impacted by a $11 million, pre-tax, charge for employee separation costs, primarily related to our Europe/Africa/CIS regional operations. The third quarter of 2011 results were impacted by a $25 million, pre-tax, impairment charge on an asset held for sale in our Europe/Africa/CIS region. During 2011, we took action to improve the profitability of our Europe/Africa/CIS regional operations, such as our previously disclosed restructuring efforts. We have made substantial progress in our restructuring efforts and believe we are now well positioned to deliver improved profitability in this region in 2012.

The pace of international recovery is lagging that of previous cycles at this stage, despite international rig counts exceeding the prior peak reached in September of 2008. One of the contributing factors for the difference is the decline in offshore rig counts that we have seen with the current cycle. Given the service intensity of offshore work, we believe this resulted in a more extensive impact on the industry's revenues, a more significant capacity overhang, and consequently, a more pronounced drop off in pricing. However, we are anticipating that the industry will experience steady volume increases through 2012 as macroeconomic trends support a more favorable operator spending outlook and new rigs are scheduled to enter the market, which we believe will eventually lead to meaningful absorption of equipment supply and result in the ability to begin to improve pricing for our services. We also believe that international unconventional oil and natural gas projects will contribute to activity improvements, and we plan to leverage our extensive experience in North America to optimize these opportunities. We continue to believe in the long-term prospects of the international market and will align our business accordingly. Consistent with our long-term strategy to grow our operations outside of North America, we also expect to continue to invest capital in our international operations.

Venezuela. In December 2010, the Venezuelan government set the fixed exchange rate at 4.3 Bolívar Fuerte to one United States dollar effective January 1, 2011, eliminating the dual exchange rate scheme implemented in early 2010. This change had no impact on us because we have applied the 4.3 Bolívar Fuerte fixed exchange rate since the previously disclosed January 2010 devaluation.

On May 24, 2011, the United States government imposed sanctions on the state-owned oil company of Venezuela. The sanctions do not, however, apply to that company's subsidiaries and do not prohibit the export of crude oil to the United States. We do not expect these sanctions to have a material impact on our operations in Venezuela.

As of December 31, 2011, our total net investment in Venezuela was approximately $194 million. In addition to this amount, we have $292 million of surety bond guarantees outstanding relating to our Venezuelan operations.

Initiatives and recent contract awards

Following is a brief discussion of some of our recent and current initiatives:

- increasing our market share in the more economic, unconventional plays and deepwater markets by leveraging our broad technology offerings to provide value to our customers through integrated solutions and the ability to more efficiently drill and complete their wells;
- exploring opportunities for acquisitions that will enhance or augment our current portfolio of services and products, including those with unique technologies or distribution networks in areas where we do not already have large operations;
- making key investments in technology and capital to accelerate growth opportunities. To that end, we are continuing to push our technology and manufacturing development, as well as our supply chain, closer to our customers in the Eastern Hemisphere, and we are building a new, world class technology center in Houston, Texas;
- improving working capital, and managing our balance sheet to maximize our financial flexibility. In 2011, we launched a project in North America to redesign our service delivery platform for services through the rollout of improved equipment designs and improved field procedures to reduce cost and improve efficiency;
- expanding capabilities in mature fields to expand our service and consulting capabilities;
- continuing to seek ways to be one of the most cost efficient service providers in the industry by using our scale and breadth of operations; and
- expanding our business with national oil companies.

Contract wins positioning us to grow our operations over the long term include:

- a three-year contract award by Chevron, with extension opportunities, to provide integrated services for shale natural gas exploration in Poland. Under this contract, we will provide drilling services, mud logging, cementing, coiled tubing, slickline services, well testing, completion and hydraulic fracturing, and project management services;
- contract awards by Statoil, with the potential to exceed more than $200 million in value, to provide directional drilling, logging-while-drilling, cementing, drilling fluids, and completion equipment and services for two high-pressure and high-temperature (HP/HT) fields offshore Norway;
- contract awards for equipment and services on two offshore blocks in the South China Sea as part of the first ultra-HP/HT oil and gas drilling project in Asia. Under these contracts, we will provide several-HP/HT technologies for drilling, completions, cementing, and testing, including two industry-first technologies;
- a three-year contract extension by Chevron Thailand, which includes provisions for directional drilling, logging- and measurement- while-drilling services for the ongoing offshore developments in the Gulf of Thailand;
- a contract by Exxon Mobil Iraq Limited to provide drilling services for 15 wells in the West Qurna (Phase I) oil field located in southern Iraq. This is in addition to work awarded in this field by the same customer in 2010. Under this contract, we will provide a complete range of well construction services, utilizing three drilling rigs to deliver the wells; and
- a contract by Statoil to provide integrated drilling and well services in offshore Norway with options up to eight years in duration with extended scope and activity. We will provide directional drilling services, logging- and measurement-while-drilling services, surface data logging, drill bits, hole enlargement and coring services, cementing and pumping services, drilling and completion fluids, completion services, and project management.

RESULTS OF OPERATIONS IN 2011 COMPARED TO 2010

REVENUE: *Millions of dollars*	2011	2010	Favorable (Unfavorable)	Percentage Change
Completion and Production	$ 15,143	$ 9,997	$ 5,146	51%
Drilling and Evaluation	9,686	7,976	1,710	21
Total revenue	$ 24,829	$ 17,973	$ 6,856	38%
By geographic region:				
Completion and Production:				
North America	$ 10,907	$ 6,183	$ 4,724	76%
Latin America	1,117	839	278	33
Europe/Africa/CIS	1,746	1,797	(51)	(3)
Middle East/Asia	1,373	1,178	195	17
Total	15,143	9,997	5,146	51
Drilling and Evaluation:				
North America	3,506	2,644	862	33
Latin America	1,865	1,390	475	34
Europe/Africa/CIS	2,210	2,117	93	4
Middle East/Asia	2,105	1,825	280	15
Total	9,686	7,976	1,710	21
Total revenue by region:				
North America	14,413	8,827	5,586	63
Latin America	2,982	2,229	753	34
Europe/Africa/CIS	3,956	3,914	42	1
Middle East/Asia	3,478	3,003	475	16

OPERATING INCOME: *Millions of dollars*	2011	2010	Favorable (Unfavorable)	Percentage Change
Completion and Production	$ 3,733	$ 2,032	$ 1,701	84%
Drilling and Evaluation	1,403	1,213	190	16
Corporate and other	(399)	(236)	(163)	69
Total operating income	$ 4,737	$ 3,009	$ 1,728	57%
By geographic region:				
Completion and Production:				
North America	$ 3,341	$ 1,423	$ 1,918	135%
Latin America	159	115	44	38
Europe/Africa/CIS	48	301	(253)	(84)
Middle East/Asia	185	193	(8)	(4)
Total	3,733	2,032	1,701	84
Drilling and Evaluation:				
North America	641	453	188	42
Latin America	305	175	130	74
Europe/Africa/CIS	191	283	(92)	(33)
Middle East/Asia	266	302	(36)	(12)
Total	1,403	1,213	190	16
Total operating income by region (excluding Corporate and other):				
North America	3,982	1,876	2,106	112
Latin America	464	290	174	60
Europe/Africa/CIS	239	584	(345)	(59)
Middle East/Asia	451	495	(44)	(9)

The 38% increase in consolidated revenue in 2011 compared to 2010 was primarily due to higher rig count and increased demand for our services and products in North America. We experienced a 63% increase in North America revenue compared to an approximate 21% increase in average North America rig count during 2011 compared to 2010. Revenue outside of North America was 42% of consolidated revenue in 2011 and 51% of consolidated revenue in 2010.

The 57% increase in consolidated operating income compared to 2010 was mainly due to improved pricing and increased demand in North America, particularly in our Completion and Production division. Operating income in 2011 was adversely impacted by a $25 million, pre-tax, impairment charge on an asset held for sale in the Europe/Africa/CIS region during the third quarter of 2011, $11 million, pre-tax, of employee separation costs in the Eastern Hemisphere during the second quarter of 2011, and a $59 million, pre-tax, charge in Libya, to reserve for certain doubtful accounts receivable and inventory during the first quarter of 2011. Operating income in 2010 was adversely impacted by a $50 million non-cash impairment charge for an oil and natural gas property in Bangladesh in the third quarter of 2010.

Following is a discussion of our results of operations by reportable segment.

Completion and Production increase in revenue compared to 2010 was primarily a result of higher activity in North America. North America revenue rose 76%, primarily due to increased cementing services and higher activity in production enhancement from an increased demand for hydraulic fracturing in the United States. Latin America revenue increased 33% due to improved activity in all product service lines across the region. Europe/Africa/CIS revenue decreased 3%, as less activity in North Africa and lower vessel utilization in the North Sea and Nigeria was partially offset by higher activity in our Boots & Coots product service line in Angola and Norway. Middle East/Asia revenue grew 17% due to higher activity in all product service lines in Australia, Malaysia, and Indonesia, partially offset by lower completion tools sales in China. Revenue outside of North America was 28% of total segment revenue in 2011 and 38% of total segment revenue in 2010.

The Completion and Production segment operating income increase compared to 2010 was primarily due to the North America region, where operating income grew $1.9 billion on higher demand for production enhancement services in unconventional basins located in the United States land market. Latin America operating income increased 38% due to higher demand for cementing services in Colombia, Brazil, and Argentina, partially offset by higher costs and pricing adjustments in Mexico. Europe/Africa/CIS operating income declined 84% due to an impairment charge on an asset held for sale in the third quarter of 2011 and activity disruptions in North Africa, including the Libya-related reserve for certain account receivables and inventory recognized in the first quarter of 2011. Middle East/Asia operating income decreased 4% due to higher costs across most of the region and higher start-up costs associated with the commencement of work in Iraq, which were partially offset by higher activity levels in Australia, Malaysia, and Indonesia.

Drilling and Evaluation revenue increased 21% compared to 2010 as drilling activity improved across all regions, especially North America and Latin America. North America revenue grew 33% on substantial activity increases in the United States land market. Latin America revenue increased 34% due to higher demand in most product services lines in Brazil, Mexico, Venezuela, and Colombia. Europe/Africa/CIS revenue increased 4% due to improved drilling service in Angola, Nigeria, and Norway and increased fluid demand in Egypt, partially offset by lower activity in Libya. Middle East/Asia revenue rose 15% primarily due to the commencement of work in Iraq, increased fluid demand in Southeast Asia, and higher wireline direct sales. Revenue outside North America was 64% of total segment revenue in 2011 and 67% of total segment revenue in 2010.

Segment operating income compared to 2010 increased 16% due to increased activity in North America and Latin America, partially offset by lower activity associated with the disruptions in North Africa and less favorable pricing in the Eastern Hemisphere. North America operating income increased 42% from improved pricing and increased demand for most of our services and products. Latin America operating income grew 74% as a result of activity increases in Mexico, Venezuela, and Brazil. The Europe/Africa/CIS region operating income fell 33% due to costs associated with activity disruptions in North Africa, including the reserve charge for certain account receivables and inventory recognized in the first quarter of 2011, partially offset by improved drilling service in Norway and Nigeria and higher fluid demand in Angola. Middle East/Asia operating income decreased 12% mainly due to start-up costs associated with the commencement of work in Iraq and higher costs in Saudi Arabia. Operating income in 2010 was adversely impacted by a $50 million non-cash impairment charge for an oil and natural gas property in Bangladesh.

Corporate and other expenses were $399 million, including a $37 million environmental-related matter in 2011, compared to $236 million in 2010. The 69% increase was primarily due to higher legal and environmental costs and additional expenses associated with strategic investments in our operating model and creating competitive advantages by repositioning our technology, supply chain, and manufacturing infrastructure.

NONOPERATING ITEMS

Interest expense, net of interest income decreased $34 million in 2011 compared to 2010 primarily due to less interest expense as a result of the retirement of $750 million principal amount of our 5.5% senior notes in October 2010 and lower interest rates on a portion of our debt as a result of our interest rate swaps. This was partially offset by higher interest costs incurred in the fourth quarter of 2011 resulting from our issuance of $1.0 billion of senior notes.

Other, net decreased $32 million from 2010 due to a $31 million loss on foreign currency exchange recognized in 2010 as a result of the devaluation of the Venezuelan Bolívar Fuerte.

Income (loss) from discontinued operations, net increased $206 million in 2011 compared to 2010 primarily due to a $163 million charge, after-tax, recognized in 2011 related to a ruling in an arbitration proceeding between Barracuda & Caratinga Leasing Company B.V. and our former subsidiary, KBR, whom we agreed to indemnify.

RESULTS OF OPERATIONS IN 2010 COMPARED TO 2009

REVENUE: *Millions of dollars*	2010	2009	Favorable (Unfavorable)	Percentage Change
Completion and Production	$ 9,997	$ 7,419	$ 2,578	35%
Drilling and Evaluation	7,976	7,256	720	10
Total revenue	$ 17,973	$ 14,675	$ 3,298	22%
By geographic region:				
Completion and Production:				
North America	$ 6,183	$ 3,589	$ 2,594	72%
Latin America	839	887	(48)	(5)
Europe/Africa/CIS	1,797	1,771	26	1
Middle East/Asia	1,178	1,172	6	1
Total	9,997	7,419	2,578	35
Drilling and Evaluation:				
North America	2,644	2,073	571	28
Latin America	1,390	1,294	96	7
Europe/Africa/CIS	2,117	2,177	(60)	(3)
Middle East/Asia	1,825	1,712	113	7
Total	7,976	7,256	720	10
Total revenue by region:				
North America	8,827	5,662	3,165	56
Latin America	2,229	2,181	48	2
Europe/Africa/CIS	3,914	3,948	(34)	(1)
Middle East/Asia	3,003	2,884	119	4

OPERATING INCOME: *Millions of dollars*	2010	2009	Favorable (Unfavorable)	Percentage Change
Completion and Production	$ 2,032	$ 1,016	$ 1,016	100%
Drilling and Evaluation	1,213	1,183	30	3
Corporate and other	(236)	(205)	(31)	15
Total operating income	$ 3,009	$ 1,994	$ 1,015	51%
By geographic region:				
Completion and Production:				
North America	$ 1,423	$ 272	$ 1,151	423%
Latin America	115	172	(57)	(33)
Europe/Africa/CIS	301	315	(14)	(4)
Middle East/Asia	193	257	(64)	(25)
Total	2,032	1,016	1,016	100
Drilling and Evaluation:				
North America	453	178	275	154
Latin America	175	187	(12)	(6)
Europe/Africa/CIS	283	380	(97)	(26)
Middle East/Asia	302	438	(136)	(31)
Total	1,213	1,183	30	3
Total operating income by region (excluding Corporate and other):				
North America	1,876	450	1,426	317
Latin America	290	359	(69)	(19)
Europe/Africa/CIS	584	695	(111)	(16)
Middle East/Asia	495	695	(200)	(29)

The 22% increase in consolidated revenue in 2010 compared to 2009 was primarily due to higher rig count and increased demand for our products and services in North America. As a result of an approximate 45% increase in average North America rig count during 2010 compared to 2009, we experienced a 56% increase in North America revenue. Revenue outside of North America was 51% of consolidated revenue in 2010 and 61% of consolidated revenue in 2009.

The 51% increase in consolidated operating income compared to 2009 primarily stemmed from improved pricing and increased demand in North America, particularly in our Completion and Production division. Operating income in 2010 was adversely impacted by a $50 million non-cash impairment charge for an oil and gas property in Bangladesh. Operating income in 2009 was unfavorably impacted by a $73 million charge associated with employee separation costs and a $15 million charge related to the settlement of a customer receivable in Venezuela.

Following is a discussion of our results of operations by reportable segment.

Completion and Production increase in revenue compared to 2009 was primarily a result of higher activity in North America. North America revenue increased 72%, primarily due to increased activity in the United States in cementing services and production enhancement. Latin America revenue decreased 5% due to declines in all product service lines from reduced activity in Mexico and Venezuela, partially offset by increased activity in Argentina and Colombia. Europe/Africa/CIS revenue was flat, as price discounts in the United Kingdom and decreased demand for production enhancement services in Europe and the Caspian partially offset higher activity levels across Africa. Middle East/Asia revenue was also flat, as job delays and a decrease in demand for production enhancement services in the Middle East partially offset increased demand for production enhancement services in Southeast Asia. Revenue outside of North America was 38% of total segment revenue in 2010 and 52% of total segment revenue in 2009.

The Completion and Production segment operating income increase compared to 2009 was primarily due to the North America region, where operating income grew by $1.2 billion, largely due to increases in demand for production enhancement and cementing services which benefitted from increased rig count associated with higher horizontal drilling activity and improved pricing. Latin America operating income fell 33%, primarily due to lower activity across all product services lines in Mexico. Europe/Africa/CIS operating income declined 4% from declines in Europe in completion tools and production enhancement services. Middle East/Asia operating income decreased 25% due to activity declines throughout the region.

Drilling and Evaluation revenue increased compared to 2009 primarily as a result of increased activity in North America, where revenue grew 28%. Latin America revenue grew 7% as increased demand for all products and services in Brazil and Colombia was offset by lower activity in Venezuela and lower demand for wireline and perforating services in Mexico. Europe/Africa/CIS revenue was relatively flat for the period, as higher drilling activity and increased demand for drilling fluid services in Norway and the Commonwealth of Independent States (CIS) was offset by lower drilling activity and decreased demand for drilling fluid services throughout Africa. Middle East/Asia revenue rose 7% as increased demand for drilling fluid services in Southeast Asia and the commencement of activity in Iraq offset decreased demand for drilling services throughout most of the region. Revenue outside North America was 67% of total segment revenue in 2010 and 71% of total segment revenue in 2009.

Segment operating income compared to 2009 was relatively flat due to increased activity in North America being offset by lower activity internationally. North America operating income increased $275 million from improved pricing and increased demand for nearly all products and services. Latin America operating income fell 6%, primarily due to lower drilling activity in Mexico. The Europe/Africa/CIS region operating income fell 26% as decreased demand and higher costs for drilling services, wireline and perforating services, and drilling fluid services in Africa offset increased demand for drilling fluid services in Norway. Middle East/Asia operating income decreased 31% due to a $50 million non-cash impairment charge to an oil and gas property in Bangladesh, higher costs throughout most of the region, lower drilling services in Saudi Arabia, and decreased demand for drilling services and wireline and perforating services in most of Asia Pacific.

Corporate and other expenses were $236 million in 2010 compared to $205 million in 2009. The 2009 results included $5 million in employee separation costs. The 15% increase was primarily related to higher legal costs.

NONOPERATING ITEMS

Interest expense, net of interest income increased $12 million in 2010 compared to 2009 primarily due to the issuance of $2 billion in senior notes in March of 2009.

Other, net in 2010 included a $31 million loss on foreign currency exchange associated with the devaluation of the Venezuelan Bolívar Fuerte.

Income (loss) from discontinued operations, net in 2010 included $62 million of income primarily related to the finalization of a United States tax matter with the Internal Revenue Service and a charge of $17 million, after-tax, related to an indemnity payment on behalf of KBR for a settlement agreement reached with the Federal Government of Nigeria.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex judgments and assessments and is fundamental to our results of operations. We identified our most critical accounting estimates to be:

- forecasting our effective income tax rate, including our future ability to utilize foreign tax credits and the realizability of deferred tax assets, and providing for uncertain tax positions;
- legal, environmental, and investigation matters;
- valuations of indemnities;
- valuations of long-lived assets, including intangible assets and goodwill;
- purchase price allocation for acquired businesses;
- pensions;
- allowance for bad debts; and
- percentage-of-completion accounting for long-term, construction-type contracts.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Income tax accounting

We recognize the amount of taxes payable or refundable for the current year and use an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We apply the following basic principles in accounting for our income taxes:

- a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;
- a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
- the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and
- the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

We determine deferred taxes separately for each tax-paying component (an entity or a group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

- identifying the types and amounts of existing temporary differences;
- measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate;
- measuring the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate;
- measuring the deferred tax assets for each type of tax credit carryforward; and
- reducing the deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements, such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

We have operations in approximately 80 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. No single jurisdiction has a disproportionately low tax rate. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome. We provide for uncertain tax positions pursuant to current accounting standards, which prescribe a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. The standards also provide guidance for derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Legal, environmental, and investigation matters

As discussed in Note 8 of our consolidated financial statements, as of December 31, 2011, we have accrued an estimate of the probable and estimable costs for the resolution of some of these legal, environmental, and investigation matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The accuracy of these estimates is impacted by, among other things, the complexity of the issues and the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Indemnity valuations

We provided indemnification in favor of KBR for a contingent liability related to the Barracuda-Caratinga bolts matter. See Notes 7 and 8 to the consolidated financial statements for further information. Accounting standards require recognition of a third-party indemnity at its inception. Therefore, we recorded our estimate of the fair value of this indemnity as of the date of KBR's separation. The initial amount recorded for the Barracuda-Caratinga indemnity was based upon analysis conducted by a third-party valuation expert. The valuation model employed a probability-weighted cost analysis, with certain assumptions based upon the accumulation of data and knowledge of the relevant issues. The accounting standards state that the subsequent measurement of the liability should not necessarily be based on fair value. The standards reference accounting for subsequent adjustments to this type of liability as you would under the current accounting guidance for contingent liabilities. As such, subsequent adjustments to the indemnity provided to KBR upon separation have been recorded when the loss is both probable and estimable.

Value of long-lived assets, including intangible assets and goodwill

We carry a variety of long-lived assets on our balance sheet including property, plant and equipment, goodwill, and other intangibles. We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable and on intangible assets quarterly. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value, and any impairment charge that we record reduces our earnings. We review the carrying value of these assets based upon estimated future cash flows while taking into consideration assumptions and estimates including the future use of the asset, remaining useful life of the asset, and service potential of the asset.

Goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. We test goodwill for impairment annually, during the third quarter, or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For purposes of performing the goodwill impairment test our reporting units are the same as our reportable segments, the Completion and Production division and the Drilling and Evaluation division. In September 2011, the Financial Accounting Standards Board (FASB) issued an update to existing guidance on the assessment of goodwill impairment to allow companies the option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. The impairment test consists of a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill, and utilizes a future cash flow analysis based on the estimates and assumptions of our forecasted long-term growth model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any impairment charge that we record reduces our earnings. Our goodwill impairment assessment indicated the fair value of each of our reporting units exceeded its carrying amount by a significant margin for 2011, 2010, and 2009. See Note 1 to the consolidated financial statements for accounting policies related to long-lived assets and intangible assets.

Acquisitions-purchase price allocation

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We use all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows. We engage third-party appraisal firms to assist in fair value determination of inventories, identifiable intangible assets, and any other significant assets or liabilities when appropriate. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

Pensions

Our pension benefit obligations and expenses are calculated using actuarial models and methods. Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of benefit obligations and the expected long-term rate of return on plan assets used in determining net periodic benefit cost. Other critical assumptions and estimates used in determining benefit obligations and cost, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The weighted-average discount rate utilized in 2011 to determine the projected benefit obligation at the measurement date for our United Kingdom pension plan, which constituted 74% of our international plans' pension obligations, was 4.9%, compared to a discount rate of 5.5% utilized in 2010. The expected long-term rate of return assumption used for our United Kingdom pension plan expense was 6.7% in 2011 and 2010. The following table illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for our United Kingdom pension plan.

	Effect on	
Millions of dollars	Pretax Pension Expense in 2011	Pension Benefit Obligation at December 31, 2011
25-basis-point decrease in discount rate	$ 1	$ 37
25-basis-point increase in discount rate	$ (1)	$ (35)
25-basis-point decrease in expected long-term rate of return	$ 2	NA
25-basis-point increase in expected long-term rate of return	$ (2)	NA

Our international defined benefit plans reduced pretax income by $27 million in 2011, $28 million in 2010, and $32 million in 2009. Included in these amounts was income from expected pension returns of $47 million in 2011, $43 million in 2010, and $38 million in 2009. Actual returns on international plan assets totaled $13 million in 2011, compared to $72 million in 2010. Our net actuarial loss, net of tax, related to international pension plans at December 31, 2011 was $184 million. In our international plans where employees continue to earn additional benefits for continued service, actuarial gains and losses are being recognized in operating income over a period of 12 to 17 years, which represents the estimated average remaining service of the participant group expected to receive benefits. In our international plans where benefits are not accrued for continued service, actuarial gains and losses are being recognized in operating income over a period of one to 35 years, which represents the estimated average remaining lifetime of the benefit obligations. The broad range of one to 35 years reflects varying maturity levels among these plans.

During 2011, we made contributions of $26 million to fund our international defined benefit plans. We expect to make contributions of approximately $11 million to our international defined benefit plans in 2012.

The actuarial assumptions used in determining our pension benefit obligations may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations. See Note 13 to the consolidated financial statements for further information related to defined benefit and other postretirement benefit plans.

Allowance for bad debts

We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, financial condition of our customers, and whether the receivables involve retainages. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and frequently involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of notes and accounts receivable before the allowance, have ranged from 1.6% to 3.0%. At December 31, 2011, allowance for bad debts totaled $137 million, or 2.7% of notes and accounts receivable before the allowance, and at December 31, 2010, allowance for bad debts totaled $91 million, or 2.3% of notes and accounts receivable before the allowance. A hypothetical 100 basis point change in our estimate of the collectability of our notes and accounts receivable balance as of December 31, 2011 would have resulted in a $52 million adjustment to 2011 total operating costs and expenses. See Note 3 to the consolidated financial statements for further information.

Percentage of completion

Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress related to contractually defined units of work. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

At least quarterly, significant projects are reviewed in detail by senior management. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our Item 1(a), "Risk Factors." These factors can affect the accuracy of our estimates and materially impact our future reported earnings. Currently, long-term contracts accounted for under the percentage-of-completion method of accounting do not comprise a significant portion of our business. See Note 1 to the consolidated financial statements for further information.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2011, we had no material off balance sheet arrangements, except for operating leases. For information on our contractual obligations related to operating leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future uses of cash."

FINANCIAL INSTRUMENT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates and interest rates. We selectively manage these exposures through the use of derivative instruments, including forward exchange contracts and interest rate swaps. The objective of our risk management strategy is to minimize the volatility from fluctuations in foreign currency and interest rates. We do not use derivative instruments for trading purposes. The counterparties to our forward exchange contracts and interest rate swaps are global commercial and investment banks.

There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that interest rates and exchange rates change instantaneously in an equally adverse fashion. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled. While this is our best estimate of the impact of the various scenarios, these estimates should not be viewed as forecasts.

Foreign currency exchange risk

We have operations in many international locations and are involved in transactions denominated in currencies other than the United States dollar, our functional currency, which exposes us to foreign currency exchange rate risk. Techniques in managing foreign currency exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We attempt to selectively manage significant exposures to potential foreign currency exchange losses based on current market conditions, future operating activities, and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to minimize the risk that our cash flows from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

We use forward exchange contracts to manage our exposure to fluctuations in the currencies of the countries in which we do the majority of our international business. These forward exchange contracts are not treated as hedges for accounting purposes, generally have an expiration date of one year or less, and are not exchange traded. While forward exchange contracts are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some of these contracts may limit our ability to benefit from favorable fluctuations in foreign currency exchange rates.

Forward exchange contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency exposure in non-traded currencies and recognize that pricing for the services and products offered in these countries should account for the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

The notional amounts of open forward exchange contracts were $268 million at December 31, 2011 and $356 million at December 31, 2010. The notional amounts of our forward exchange contracts do not generally represent amounts exchanged by the parties, and thus are not a measure of our exposure or of the cash requirements related to these contracts. As such, cash flows related to these contracts are typically not material. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the contracts, such as exchange rates.

We use a sensitivity analysis model to measure the impact of a 10% adverse movement of foreign currency exchange rates against the United States dollar. A hypothetical 10% adverse change in the value of all our foreign currency positions relative to the United States dollar as of December 31, 2011 would result in a $61 million pre-tax loss for our net monetary assets denominated in currencies other than United States dollars.

Interest rate risk

We are subject to interest rate risk on our long-term debt. Our marketable securities and short-term borrowings do not give rise to significant interest rate risk due to their short-term nature. We had fixed rate long-term debt totaling $4.8 billion at December 31, 2011 and fixed rate long-term debt totaling $3.8 billion at December 31, 2010 with none maturing before May 2017.

During the second quarter of 2011, we entered into a series of interest rate swaps relating to two of our debt instruments with a total notional amount of $1.0 billion at a weighted-average, LIBOR-based, floating rate of 3.57% as of December 31, 2011. We use interest rate swaps to manage the economic effect of fixed rate obligations associated with certain senior notes so that the interest payable on the senior notes effectively becomes linked to variable rates. These interest rate swaps, which expire when the underlying debt matures, are designated as fair value hedges of the underlying debt and are determined to be highly effective.

After consideration of the impact from the interest rate swaps, a hypothetical 100 basis point increase in the LIBOR rate would result in approximately an additional $7 million of interest charges for the year ended December 31, 2011.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments in marketable securities, and trade receivables. It is our practice to place our cash equivalents and investments in marketable securities in high quality investments with various institutions. We derive the majority of our revenue from selling products and providing services to the energy industry. Within the energy industry, our trade receivables are generated from a broad and diverse group of customers, although a significant amount of our trade receivables are generated in the United States. We maintain an allowance for losses based upon the expected collectability of all trade accounts receivable.

We do not have any significant concentrations of credit risk with any individual counterparty to our derivative contracts. We select counterparties to those contracts based on our belief that each counterparty's profitability, balance sheet, and capacity for timely payment of financial commitments is unlikely to be materially adversely affected by foreseeable events.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. For information related to environmental matters, see Note 8 to the consolidated financial statements, Item 1(a), "Risk Factors," and Item 3, "Legal Proceedings—Environmental."

NEW ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (FASB) issued an update to existing guidance on the presentation of comprehensive income. This update will require the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. In addition, companies are also required to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an accounting update to defer the effective date for presentation of reclassification of items out of accumulated other comprehensive income to net income. These updates are effective for fiscal years and interim periods beginning after December 15, 2011. We will adopt the new disclosure requirements for comprehensive income beginning January 1, 2012.

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this Form 10-K are forward-looking and use words like "may," "may not," "believes," "do not believe," "plans," "estimates," "intends," "expects," "do not expect," "anticipates," "do not anticipate," "should," "likely," and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially.

We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events, or for any other reason. You should review any additional disclosures we make in our press releases and Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Halliburton Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Securities Exchange Act Rule 13a-15(f).

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2011 based upon criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2011, our internal control over financial reporting is effective.

The effectiveness of Halliburton's internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

HALLIBURTON COMPANY

by

/s/ David J. Lesar	/s/ Mark A. McCollum
David J. Lesar	Mark A. McCollum
Chairman of the Board,	Executive Vice President and
President, and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited the accompanying consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Halliburton Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Halliburton Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited Halliburton Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Halliburton Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Halliburton Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 16, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
February 16, 2012

HALLIBURTON COMPANY
Consolidated Statements of Operations

	Year Ended December 31		
Millions of dollars and shares except per share data	2011	2010	2009
Revenue:			
Services	$ 19,692	$ 13,779	$ 10,832
Product sales	5,137	4,194	3,843
Total revenue	24,829	17,973	14,675
Operating costs and expenses:			
Cost of services	15,432	11,227	9,219
Cost of sales	4,379	3,508	3,255
General and administrative	281	229	207
Total operating costs and expenses	20,092	14,964	12,681
Operating income	4,737	3,009	1,994
Interest expense, net of interest income of $5, $11, and $12	(263)	(297)	(285)
Other, net	(25)	(57)	(27)
Income from continuing operations before income taxes	4,449	2,655	1,682
Provision for income taxes	(1,439)	(853)	(518)
Income from continuing operations	3,010	1,802	1,164
Income (loss) from discontinued operations, net of income tax (provision) benefit of $(18), $75, and $5	(166)	40	(9)
Net income	$ 2,844	$ 1,842	$ 1,155
Noncontrolling interest in net income of subsidiaries	(5)	(7)	(10)
Net income attributable to company	$ 2,839	$ 1,835	$ 1,145
Amounts attributable to company shareholders:			
Income from continuing operations	$ 3,005	$ 1,795	$ 1,154
Income (loss) from discontinued operations, net	(166)	40	(9)
Net income attributable to company	$ 2,839	$ 1,835	$ 1,145
Basic income per share attributable to company shareholders:			
Income from continuing operations	$ 3.27	$ 1.98	$ 1.28
Income (loss) from discontinued operations, net	(0.18)	0.04	(0.01)
Net income per share	$ 3.09	$ 2.02	$ 1.27
Diluted income per share attributable to company shareholders:			
Income from continuing operations	$ 3.26	$ 1.97	$ 1.28
Income (loss) from discontinued operations, net	(0.18)	0.04	(0.01)
Net income per share	$ 3.08	$ 2.01	$ 1.27
Basic weighted average common shares outstanding	918	908	900
Diluted weighted average common shares outstanding	922	911	902

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Balance Sheets

Millions of dollars and shares except per share data	December 31 2011	December 31 2010
Assets		
Current assets:		
Cash and equivalents	$ 2,698	$ 1,398
Receivables (less allowance for bad debts of $137 and $91)	5,084	3,924
Inventories	2,570	1,940
Investments in marketable securities	150	653
Current deferred income taxes	321	257
Other current assets	754	714
Total current assets	11,577	8,886
Property, plant, and equipment (net of accumulated depreciation of $7,096 and $6,064)	8,492	6,842
Goodwill	1,776	1,315
Other assets	1,832	1,254
Total assets	$ 23,677	$ 18,297
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,826	$ 1,139
Accrued employee compensation and benefits	862	716
Deferred revenue	309	266
Other current liabilities	1,124	636
Total current liabilities	4,121	2,757
Long-term debt	4,820	3,824
Employee compensation and benefits	534	487
Other liabilities	986	842
Total liabilities	10,461	7,910
Shareholders' equity:		
Common shares, par value $2.50 per share – authorized 2,000 shares, issued 1,073 shares and 1,069 shares	2,683	2,674
Paid-in capital in excess of par value	455	339
Accumulated other comprehensive loss	(273)	(240)
Retained earnings	14,880	12,371
Treasury stock, at cost – 152 and 159 shares	(4,547)	(4,771)
Company shareholders' equity	13,198	10,373
Noncontrolling interest in consolidated subsidiaries	18	14
Total shareholders' equity	13,216	10,387
Total liabilities and shareholders' equity	$ 23,677	$ 18,297

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Shareholders' Equity

Millions of dollars	2011	2010	2009
Balance at January 1	$ 10,387	$ 8,757	$ 7,744
Dividends and other transactions with shareholders	19	(287)	(144)
Treasury shares issued for acquisition	–	103	–
Comprehensive income:			
Net income	2,844	1,842	1,155
Defined benefit and other postretirement plans adjustments	(34)	(27)	2
Other	–	(1)	–
Total comprehensive income	2,810	1,814	1,157
Balance at December 31	$ 13,216	$10,387	$ 8,757

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Cash Flows

	Year Ended December 31		
Millions of dollars	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 2,844	$ 1,842	$ 1,155
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation, depletion, and amortization	1,359	1,119	931
Payments related to KBR TSKJ matters	(6)	(177)	(417)
(Benefit) provision for deferred income taxes, continuing operations	(30)	124	274
(Income) loss from discontinued operations	166	(40)	9
Other changes:			
Receivables	(1,218)	(902)	869
Inventories	(564)	(331)	232
Accounts payable	649	330	(118)
Other	484	247	(529)
Total cash flows from operating activities	3,684	2,212	2,406
Cash flows from investing activities:			
Capital expenditures	(2,953)	(2,069)	(1,864)
Sales of marketable securities	1,001	1,925	300
Purchases of marketable securities	(501)	(1,282)	(1,620)
Acquisitions of business assets, net of cash acquired	(880)	(523)	(55)
Other investing activities	143	194	154
Total cash flows from investing activities	(3,190)	(1,755)	(3,085)
Cash flows from financing activities:			
Proceeds from long-term borrowings, net of offering costs	978	–	1,975
Payments on long-term borrowings	–	(790)	(31)
Dividends to shareholders	(330)	(327)	(324)
Proceeds from exercises of stock options	160	102	74
Payments to reacquire common stock	(43)	(141)	(17)
Other financing activities	68	42	(7)
Total cash flows from financing activities	833	(1,114)	1,670
Effect of exchange rate changes on cash	(27)	(27)	(33)
Increase (decrease) in cash and equivalents	1,300	(684)	958
Cash and equivalents at beginning of year	1,398	2,082	1,124
Cash and equivalents at end of year	$ 2,698	$ 1,398	$ 2,082
Supplemental disclosure of cash flow information:			
Cash payments during the year for:			
Interest	$ 261	$ 310	$ 251
Income taxes	$ 1,285	$ 804	$ 485

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Notes to Consolidated Financial Statements

Note 1. Description of Company and Significant Accounting Policies

Description of Company

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We are one of the world's largest oilfield services companies. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. We provide a comprehensive range of services and products for the exploration, development, and production of oil and natural gas around the world.

Use of estimates

Our financial statements are prepared in conformity with United States generally accepted accounting principles, requiring us to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and
- the reported amounts of revenue and expenses during the reporting period.

We believe the most significant estimates and assumptions are associated with the forecasting of our effective income tax rate and the valuation of deferred taxes, legal and environmental reserves, indemnity valuations, long-lived asset valuations, purchase price allocations, pensions, allowance for bad debts, and percentage-of-completion accounting for long-term contracts. Ultimate results could differ from our estimates.

Basis of presentation

The consolidated financial statements include the accounts of our company and all of our subsidiaries that we control or variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany accounts and transactions are eliminated. Investments in companies in which we have significant influence are accounted for using the equity method of accounting. If we do not have significant influence, we use the cost method of accounting.

In 2011, we adopted the provisions of new accounting standards. See Note 14 for further information. All periods presented reflect these changes.

Revenue recognition

Overall. Our services and products are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including training and consulting services, is recognized when the services are rendered and collectability is reasonably assured. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis.

Software sales. Sales of perpetual software licenses, net of any deferred maintenance and support fees, are recognized as revenue upon shipment. Sales of time-based licenses are recognized as revenue over the license period. Maintenance and support fees are recognized as revenue ratably over the contract period, usually a one-year duration.

Percentage of completion. Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress related to contractually defined units of work. Physical percent complete is determined as a combination of input and output measures as deemed appropriate by the circumstances. All known or anticipated losses on contracts are provided for when they become evident. Cost adjustments that are in the process of being negotiated with customers for extra work or changes in the scope of work are included in revenue when collection is deemed probable.

Research and development

Research and development costs are expensed as incurred. Research and development costs were $401 million in 2011, $366 million in 2010, and $325 million in 2009.

Cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost represents invoice or production cost for new items and original cost less allowance for condition for used material returned to stock. Production cost includes material, labor, and manufacturing overhead. Some domestic manufacturing and field service finished products and parts inventories for drill bits, completion products, and bulk materials are recorded using the last-in, first-out method. The remaining inventory is recorded on the average cost method. We regularly review inventory quantities on hand and record provisions for excess or obsolete inventory based primarily on historical usage, estimated product demand, and technological developments.

Allowance for bad debts

We establish an allowance for bad debts through a review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. Our policy is to write off bad debts when the customer accounts are determined to be uncollectible.

Property, plant, and equipment

Other than those assets that have been written down to their fair values due to impairment, property, plant, and equipment are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are also used for tax purposes, wherever permitted. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Planned major maintenance costs are generally expensed as incurred. Expenditures for additions, modifications, and conversions are capitalized when they increase the value or extend the useful life of the asset.

Goodwill and other intangible assets

We record as goodwill the excess purchase price over the fair value of the tangible and identifiable intangible assets acquired. During 2011, we recorded an additional $424 million in goodwill arising from 2011 acquisitions, of which $411 million related to the Completion and Production segment and $13 million related to the Drilling and Evaluation segment. The reported amounts of goodwill for each reporting unit are reviewed for impairment on an annual basis, during the third quarter, and more frequently when negative conditions such as significant current or projected operating losses exist. In September 2011, the Financial Accounting Standards Board (FASB) issued an update to existing guidance on the assessment of goodwill impairment to allow companies the option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each reporting unit to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our goodwill impairment assessment indicated the fair value of each of our reporting units exceeded its carrying amount by a significant margin for 2011, 2010, and 2009. In addition, there were no triggering events that occurred in 2011, 2010, or 2009 requiring us to perform additional impairment reviews.

We amortize other identifiable intangible assets with a finite life on a straight-line basis over the period which the asset is expected to contribute to our future cash flows, ranging from three to 20 years. The components of these other intangible assets generally consist of patents, license agreements, non-compete agreements, trademarks, and customer lists and contracts.

Evaluating impairment of long-lived assets

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization is ceased while it is classified as held for sale.

Income taxes

We recognize the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

We generally do not provide income taxes on the undistributed earnings of non-United States subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These additional foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of taxes payable. Taxes are provided as necessary with respect to earnings that are not permanently reinvested.

Derivative instruments

At times, we enter into derivative financial transactions to hedge existing or projected exposures to changing foreign currency exchange rates and interest rates. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and reflected through the results of operations. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against:

- the change in fair value of the hedged assets, liabilities, or firm commitments through earnings; or
- recognized in other comprehensive income until the hedged item is recognized in earnings.

The ineffective portion of a derivative's change in fair value is recognized in earnings. Recognized gains or losses on derivatives entered into to manage foreign currency exchange risk are included in "Other, net" on the consolidated statements of operations. Gains or losses on interest rate derivatives are included in "Interest expense, net."

Foreign currency translation

Foreign entities whose functional currency is the United States dollar translate monetary assets and liabilities at year-end exchange rates, and nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, cost of product sales and revenue, and expenses associated with nonmonetary balance sheet accounts, which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in our consolidated statements of operations in "Other, net" in the year of occurrence.

Stock-based compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods to reflect actual forfeitures. See Note 10 for additional information related to stock-based compensation.

Note 2. Business Segment and Geographic Information

We operate under two divisions, which form the basis for the two operating segments we report: the Completion and Production segment and the Drilling and Evaluation segment.

Completion and Production delivers cementing, stimulation, intervention, pressure control, specialty chemicals, artificial lift, and completion services. The segment consists of Halliburton Production Enhancement, Cementing, Completion Tools, Boots & Coots, and Multi-Chem.

Halliburton Production Enhancement services include stimulation services and sand control services. Stimulation services optimize oil and natural gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Completion Tools includes subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services.

Boots & Coots includes well intervention services, pressure control, equipment rental tools and services, and pipeline and process services.

Multi-Chem includes oilfield production and completion chemicals and services that address production, processing, and transportation challenges.

Drilling and Evaluation provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, and optimize their well construction activities. The segment consists of Halliburton Drill Bits and Services, Wireline & Perforating, Testing and Subsea, Baroid, Sperry Drilling, Landmark Software and Services, and Halliburton Consulting and Project Management.

Halliburton Drill Bits and Services provides roller cone rock bits, fixed cutter bits, hole enlargement, and related downhole tools and services used in drilling oil and natural gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and Perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, perforating, and borehole seismic services. Perforating services include tubing-conveyed perforating services and products. Borehole seismic services include fracture analysis and mapping.

Testing and Subsea services provide acquisition and analysis of dynamic reservoir information and reservoir optimization solutions to the oil and natural gas industry utilizing downhole test tools, data acquisition services using telemetry and electronic memory recording, fluid sampling, surface well testing, subsea safety systems, and reservoir engineering services.

Baroid provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and natural gas drilling, completion, and workover operations.

Sperry Drilling provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control for precise wellbore placement while providing important measurements about the characteristics of the drill string and geological formations while drilling wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Landmark Software and Services is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and natural gas industry.

Halliburton Consulting and Project Management provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and natural gas assets.

Corporate and other includes expenses related to support functions and corporate executives. Also included are certain gains and losses that are not attributable to a particular business segment. "Corporate and other" also represents assets not included in a business segment and is primarily composed of cash and equivalents, deferred tax assets, and marketable securities.

Intersegment revenue and revenue between geographic areas are immaterial. Our equity in earnings and losses of unconsolidated affiliates that are accounted for under the equity method of accounting is included in revenue and operating income of the applicable segment.

The following tables present information on our business segments.

Operations by business segment

	Year Ended December 31		
Millions of dollars	2011	2010	2009
Revenue:			
Completion and Production	$ 15,143	$ 9,997	$ 7,419
Drilling and Evaluation	9,686	7,976	7,256
Total revenue	$ 24,829	$ 17,973	$ 14,675
Operating income:			
Completion and Production	$ 3,733	$ 2,032	$ 1,016
Drilling and Evaluation	1,403	1,213	1,183
Total operations	5,136	3,245	2,199
Corporate and other	(399)	(236)	(205)
Total operating income	$ 4,737	$ 3,009	$ 1,994
Interest expense, net of interest income	$ (263)	$ (297)	$ (285)
Other, net	(25)	(57)	(27)
Income from continuing operations before income taxes	$ 4,449	$ 2,655	$ 1,682
Capital expenditures:			
Completion and Production	$ 1,669	$ 1,010	$ 900
Drilling and Evaluation	1,231	1,058	959
Corporate and other	53	1	5
Total	$ 2,953	$ 2,069	$ 1,864
Depreciation, depletion, and amortization:			
Completion and Production	$ 680	$ 537	$ 437
Drilling and Evaluation	676	578	490
Corporate and other	3	4	4
Total	$ 1,359	$ 1,119	$ 931

Millions of dollars	December 31 2011	2010
Total assets:		
Completion and Production	$ 10,953	$ 7,815
Drilling and Evaluation	8,212	7,088
Shared assets	1,249	942
Corporate and other	3,263	2,452
Total	$ 23,677	$ 18,297

Not all assets are associated with specific segments. Those assets specific to segments include receivables, inventories, certain identified property, plant, and equipment (including field service equipment), equity in and advances to related companies, and goodwill. The remaining assets, such as cash, are considered to be shared among the segments.

Revenue by country is determined based on the location of services provided and products sold.

Operations by geographic area

Millions of dollars	Year Ended December 31 2011	2010	2009
Revenue:			
United States	$ 13,548	$ 8,209	$ 5,248
Other countries	11,281	9,764	9,427
Total	$ 24,829	$ 17,973	$ 14,675

Millions of dollars	December 31 2011	2010
Long-lived assets:		
United States	$ 6,692	$ 5,389
Other countries	5,189	3,821
Total	$ 11,881	$ 9,210

Note 3. Receivables

Our trade receivables are generally not collateralized. At December 31, 2011, 45% of our gross trade receivables were from customers in the United States. At December 31, 2010, 36% of our gross trade receivables were from customers in the United States. No other country or single customer accounted for more than 10% of our gross trade receivables at these dates.

The following table presents a rollforward of our allowance for bad debts for 2009, 2010, and 2011.

Millions of dollars Allowance for bad debts	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Balance at End of Period
Year ended December 31, 2009:	$ 60	$ 37	$ (7)	$ 90
Year ended December 31, 2010:	90	5	(4)	91
Year ended December 31, 2011:	91	53	(7)	137

Note 4. Inventories

Inventories are stated at the lower of cost or market. In the United States, we manufacture certain finished products and parts inventories for drill bits, completion products, bulk materials, and other tools that are recorded using the last-in, first-out method, which totaled $160 million at December 31, 2011 and $108 million at December 31, 2010. If the average cost method had been used, total inventories would have been $36 million higher than reported at December 31, 2011 and $34 million higher than reported at December 31, 2010. The cost of the remaining inventory was recorded on the average cost method. Inventories consisted of the following:

	December 31	
Millions of dollars	2011	2010
Finished products and parts	$ 1,801	$ 1,369
Raw materials and supplies	673	496
Work in process	96	75
Total	$ 2,570	$ 1,940

Finished products and parts are reported net of obsolescence reserves of $108 million at December 31, 2011 and $88 million at December 31, 2010.

Note 5. Property, Plant, and Equipment

Property, plant, and equipment were composed of the following:

	December 31	
Millions of dollars	2011	2010
Land	$ 123	$ 105
Buildings and property improvements	1,609	1,438
Machinery, equipment, and other	13,856	11,363
Total	15,588	12,906
Less accumulated depreciation	7,096	6,064
Net property, plant, and equipment	$ 8,492	$ 6,842

Classes of assets, excluding oil and natural gas investments, are depreciated over the following useful lives:

	Buildings and Property Improvements	
	2011	2010
1 – 10 years	13%	13%
11 – 20 years	47%	46%
21 – 30 years	13%	13%
31 – 40 years	27%	28%

	Machinery, Equipment, and Other	
	2011	2010
1 – 5 years	19%	19%
6 – 10 years	75%	74%
11 – 20 years	6%	7%

Note 6. Debt

Long-term debt consisted of the following:

	December 31	
Millions of dollars	2011	2010
6.15% senior notes due September 2019	$ 997	$ 997
7.45% senior notes due September 2039	995	995
6.7% senior notes due September 2038	800	800
3.25% senior notes due November 2021	498	–
4.5% senior notes due November 2041	498	–
5.9% senior notes due September 2018	400	400
7.6% senior debentures due August 2096	293	293
8.75% senior debentures due February 2021	184	184
Other	155	155
Total long-term debt (due 2017 and thereafter)	$ 4,820	$ 3,824

Senior debt

All of our senior notes and debentures rank equally with our existing and future senior unsecured indebtedness, have semiannual interest payments, and no sinking fund requirements. We may redeem all of our senior notes from time to time or all of the notes of each series at any time at the applicable redemption prices, plus accrued and unpaid interest. Our 7.6% and 8.75% senior debentures may not be redeemed prior to maturity.

Revolving credit facilities

In February 2011, we entered into a new unsecured $2.0 billion five-year revolving credit facility that replaced our then existing $1.2 billion unsecured credit facility established in July 2007. The purpose of the facility is to provide general working capital and credit for other corporate purposes. The full amount of the revolving credit facility was available as of December 31, 2011.

Note 7. KBR Separation

During 2007, we completed the separation of KBR, Inc. (KBR) from us by exchanging KBR common stock owned by us for our common stock. In addition, we recorded a liability reflecting the estimated fair value of the indemnities provided to KBR as described below. Since the separation, we have recorded adjustments to reflect changes to our estimation of our remaining obligation. All such adjustments are recorded in "Income (loss) from discontinued operations, net of income tax (provision) benefit."

We entered into various agreements relating to the separation of KBR, including, among others, a master separation agreement and a tax sharing agreement. We agreed to provide indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after the effective date of the master separation agreement as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project. During the third quarter of 2011, an arbitration award of $201 million was issued against KBR. Also, under the master separation agreement, we have indemnified KBR for certain losses arising from investigations and charges brought under the United States Foreign Corrupt Practices Act (FCPA) or similar foreign statutes, laws, rules, or regulations in each case related to the construction of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria by a consortium of engineering firms comprised of Technip SA of France, Snamprogetti Netherlands B.V., JGC Corporation of Japan, and Kellogg Brown & Root LLC (TSKJ), each of which had an approximate 25% beneficial interest in the venture. Part of KBR's ownership in TSKJ was held through M.W. Kellogg Limited, a United Kingdom joint venture and subcontractor on the Bonny Island project in which KBR beneficially owned a 55% interest at the time of the execution of the master separation agreement. The TSKJ investigations and charges have been resolved. At this time, no other claims by governmental authorities in any jurisdictions have been asserted against the indemnified parties.

The tax sharing agreement provides for allocations of United States and certain other jurisdiction tax liabilities between us and KBR. The tax sharing agreement is complex, and finalization of amounts owed between KBR and us under the tax sharing agreement can occur only after income tax audits are completed by the taxing authorities and both parties have had time to analyze the results. Substantially all income tax audits are now complete, and we are in the process of providing relevant documents to KBR and discussing the amounts due under the agreement. There can be no guarantee that the parties will agree on the allocations of tax liabilities, and the process may take several quarters or more to complete.

Amounts accrued relating to our remaining KBR liabilities are primarily included in "Other liabilities" on the consolidated balance sheets and totaled $201 million as of December 31, 2011 and $63 million as of December 31, 2010. See Note 8 for further discussion of the Barracuda-Caratinga matter.

Note 8. Commitments and Contingencies

The Gulf of Mexico/Macondo well incident

Overview. The semisubmersible drilling rig, Deepwater Horizon, sank on April 22, 2010 after an explosion and fire onboard the rig that began on April 20, 2010. The Deepwater Horizon was owned by Transocean Ltd. and had been drilling the Macondo exploration well in Mississippi Canyon Block 252 in the Gulf of Mexico for the lease operator, BP Exploration & Production, Inc. (BP Exploration), an indirect wholly owned subsidiary of BP p.l.c. We performed a variety of services for BP Exploration, including cementing, mud logging, directional drilling, measurement-while-drilling, and rig data acquisition services. Crude oil flowing from the well site spread across thousands of square miles of the Gulf of Mexico and reached the United States Gulf Coast. Numerous attempts at estimating the volume of oil spilled have been made by various groups, and on August 2, 2010 the federal government published an estimate that approximately 4.9 million barrels of oil were discharged from the well. Efforts to contain the flow of hydrocarbons from the well were led by the United States government and by BP p.l.c., BP Exploration, and their affiliates (collectively, BP). The flow of hydrocarbons from the well ceased on July 15, 2010, and the well was permanently capped on September 19, 2010. There were eleven fatalities and a number of injuries as a result of the Macondo well incident.

We are currently unable to estimate the impact the Macondo well incident will have on us. The multi-district litigation (MDL) trial referred to below is scheduled to begin in late February 2012, and recently there have been and we expect there will continue to be orders and rulings of the court that impact the MDL. Moreover, as discussed below, BP has in the last nine months settled litigation with several other defendants in the MDL. We cannot predict the outcome of the many lawsuits and investigations relating to the Macondo well incident, including whether the MDL will proceed to trial, the results of any such trial, or whether we might settle with one or more of the parties to any lawsuit or investigation. Given the numerous potential future developments relating to the MDL and other lawsuits and investigations, we are unable to conclude whether we will incur a loss. As of December 31, 2011, we have not accrued any amounts related to this matter because we have not determined that a loss is probable and a reasonable estimate of a loss or range of loss related to this matter cannot be made. As a result of any future developments, some of which could occur as soon as within the next few months, we may adjust our liability assessment, and liabilities arising out of this matter could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Investigations and Regulatory Action. The United States Coast Guard, a component of the United States Department of Homeland Security, and the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) (formerly known as the Minerals Management Service (MMS) and which was replaced effective October 1, 2011 by two new, independent bureaus – the Bureau of Safety and Environmental Enforcement (BSEE) and the Bureau of Ocean Energy Management (BOEM)), a bureau of the United States Department of the Interior, shared jurisdiction over the investigation into the Macondo well incident and formed a joint investigation team that reviewed information and held hearings regarding the incident (Marine Board Investigation). We were named as one of the 16 parties-in-interest in the Marine Board Investigation. The Marine Board Investigation, as well as investigations of the incident that were conducted by The National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission) and the National Academy of Sciences, have been completed, and reports issued as a result of those investigations are discussed below. In addition, the Chemical Safety Board is conducting an investigation to examine the root causes of the accidental release of hydrocarbons from the Macondo well, including an examination of key technical factors, the safety cultures involved, and the effectiveness of relevant laws, regulations, and industry standards.

In May 2010, the United States Department of the Interior effectively suspended all offshore deepwater drilling projects in the United States Gulf of Mexico. The suspension was lifted in October 2010. Later, the Department of the Interior issued new guidance and regulations for drillers that intend to resume deepwater drilling activity and has proposed additional regulations. Despite the fact that the drilling suspension was lifted, the BOEMRE did not issue permits for the resumption of drilling for an extended period of time, and we experienced a significant reduction in our Gulf of Mexico operations. In the first quarter of 2011, the BOEMRE resumed the issuance of drilling permits, and activity has gradually recovered since that time, although there can be no assurance of future activity levels in the Gulf of Mexico. For additional information, see Part II, Item 1(a), "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Environment and Results of Operations."

DOJ Investigations and Actions. On June 1, 2010, the United States Attorney General announced that the Department of Justice (DOJ) was launching civil and criminal investigations into the Macondo well incident to closely examine the actions of those involved, and that the DOJ was working with attorneys general of states affected by the Macondo well incident. The DOJ announced that it was reviewing, among other traditional criminal statutes, possible violations of and liabilities under The Clean Water Act (CWA), The Oil Pollution Act of 1990 (OPA), The Migratory Bird Treaty Act of 1918 (MBTA), and the Endangered Species Act of 1973 (ESA). As part of its criminal investigation, the DOJ is examining certain aspects of our conduct after the incident, including with respect to record-keeping, record retention, post-incident testing, securities filings, and public statements by us or our employees, to evaluate whether there has been any violation of federal law.

The CWA provides authority for civil and criminal penalties for discharges of oil into or upon navigable waters of the United States, adjoining shorelines, or in connection with the Outer Continental Shelf Lands Act (OCSLA) in quantities that are deemed harmful. A single discharge event may result in the assertion of numerous violations under the CWA. Criminal sanctions under the CWA can be assessed for negligent discharges (up to $50,000 per day per violation), for knowing discharges (up to $100,000 per day per violation), and for knowing endangerment (up to $2 million per violation), and federal agencies could be precluded from contracting with a company that is criminally sanctioned under the CWA. Civil proceedings under the CWA can be commenced against an "owner, operator, or person in charge of any vessel, onshore facility, or offshore facility from which oil or a hazardous substance is discharged" in violation of the CWA. The civil penalties that can be imposed against responsible parties range from up to $1,100 per barrel of oil discharged in the case of those found strictly liable to $4,300 per barrel of oil discharged in the case of those found to have been grossly negligent.

The OPA establishes liability for discharges of oil from vessels, onshore facilities, and offshore facilities into or upon the navigable waters of the United States. Under the OPA, the "responsible party" for the discharging vessel or facility is liable for removal and response costs as well as for damages, including recovery costs to contain and remove discharged oil and damages for injury to natural resources and real or personal property, lost revenues, lost profits, and lost earning capacity. The cap on liability under the OPA is the full cost of removal of the discharged oil plus up to $75 million for damages, except that the $75 million cap does not apply in the event the damage was proximately caused by gross negligence or the violation of certain federal safety, construction or operating standards. The OPA defines the set of responsible parties differently depending on whether the source of the discharge is a vessel or an offshore facility. Liability for vessels is imposed on owners and operators; liability for offshore facilities is imposed on the holder of the permit or lessee of the area in which the facility is located.

The MBTA and the ESA provide penalties for injury and death to wildlife and bird species. The MBTA provides that violators are strictly liable and such violations are misdemeanor crimes subject to fines of up to $15,000 per bird killed and imprisonment of up to six months. The ESA provides for civil penalties for knowing violations that can range up to $25,000 per violation and, in the case of criminal penalties, up to $50,000 per violation.

In addition, federal law provides for a variety of fines and penalties, the most significant of which is the Alternative Fines Act. In lieu of the express amount of the criminal fines that may be imposed under some of the statutes described above, the Alternative Fines Act provides for a fine in the amount of twice the gross economic loss suffered by third parties, which amount, although difficult to estimate, is significant.

On December 15, 2010, the DOJ filed a civil action seeking damages and injunctive relief against BP Exploration, Anadarko Petroleum Corporation and Anadarko E&P Company LP (together, Anadarko), who had an approximate 25% interest in the Macondo well, certain subsidiaries of Transocean Ltd., and others for violations of the CWA and the OPA. The DOJ's complaint seeks an action declaring that the defendants are strictly liable under the CWA as a result of harmful discharges of oil into the Gulf of Mexico and upon United States shorelines as a result of the Macondo well incident. The complaint also seeks an action declaring that the defendants are strictly liable under the OPA for the discharge of oil that has resulted in, among other things, injury to, loss of, loss of use of, or destruction of natural resources and resource services in and around the Gulf of Mexico and the adjoining United States shorelines and resulting in removal costs and damages to the United States far exceeding $75 million. BP Exploration has been designated, and has accepted the designation, as a responsible party for the pollution under the CWA and the OPA. Others have also been named as responsible parties, and all responsible parties may be held jointly and severally liable for any damages under the OPA. A responsible party may make a claim for contribution against any other responsible party or against third parties it alleges contributed to or caused the oil spill. In connection with the proceedings discussed below under "Litigation," in April 2011 BP Exploration filed a claim against us for contribution with respect to liabilities incurred by BP Exploration under the OPA or another law and requested a judgment that the DOJ assert its claims for OPA financial liability directly against us.

We have not been named as a responsible party under the CWA or the OPA in the DOJ civil action, and we do not believe we are a responsible party under the CWA or the OPA. While we are not included in the DOJ's civil complaint, there can be no assurance that the DOJ or other federal or state governmental authorities will not bring an action, whether civil or criminal, against us under the CWA, the OPA, and/or other statutes or regulations. In connection with the DOJ's filing of the civil action, it announced that its criminal and civil investigations are continuing and that it will employ efforts to hold accountable those who are responsible for the incident.

A federal grand jury has been convened in Louisiana to investigate potential criminal conduct in connection with the Macondo well incident. We are cooperating fully with the DOJ's criminal investigation. As of February 16, 2012, the DOJ has not commenced any criminal proceedings against us. We cannot predict the status or outcome of the DOJ's criminal investigation or estimate the potential impact the investigation may have on us or our liability assessment, all of which may change as the investigation progresses.

In June 2010, we received a letter from the DOJ requesting thirty days advance notice of any event that may involve substantial transfers of cash or other corporate assets outside of the ordinary course of business. We conveyed our interest in briefing the DOJ on the services we provided on the Deepwater Horizon but indicated that we would not bind ourselves to the DOJ request.

We have had and expect to continue to have discussions with the DOJ regarding the Macondo well incident and associated pre-incident and post-incident conduct.

Investigative Reports. On September 8, 2010, an incident investigation team assembled by BP issued the Deepwater Horizon Accident Investigation Report (BP Report). The BP Report outlined eight key findings of BP related to the possible causes of the Macondo well incident, including failures of cement barriers, failures of equipment provided by other service companies and the drilling contractor, and failures of judgment by BP and the drilling contractor. With respect to the BP Report's assessment that the cement barrier did not prevent hydrocarbons from entering the wellbore after cement placement, the BP Report concluded that, among other things, there were "weaknesses in cement design and testing." According to the BP Report, the BP incident investigation team did not review its analyses or conclusions with us or any other entity or governmental agency conducting a separate or independent investigation of the incident. In addition, the BP incident investigation team did not conduct any testing using our cementing products.

On June 22, 2011, Transocean released its internal investigation report on the causes of the Macondo well incident. Transocean's report, among other things, alleges deficiencies with our cementing services on the Deepwater Horizon. Like the BP Report, the Transocean incident investigation team did not review its analyses or conclusions with us and did not conduct any testing using our cementing products.

On January 11, 2011, the National Commission released "Deep Water -- The Gulf Oil Disaster and the Future of Offshore Drilling," its investigation report (Investigation Report) to the President of the United States regarding, among other things, the National Commission's conclusions of the causes of the Macondo well incident. According to the Investigation Report, the "immediate causes" of the incident were the result of a series of missteps, oversights, miscommunications and failures to appreciate risk by BP, Transocean, and us, although the National Commission acknowledged that there were still many things it did not know about the incident, such as the role of the blowout preventer. The National Commission also acknowledged that it may never know the extent to which each mistake or oversight caused the Macondo well incident, but concluded that the immediate cause was "a failure to contain hydrocarbon pressures in the well," and pointed to three things that could have contained those pressures: "the cement at the bottom of the well, the mud in the well and in the riser, and the blowout preventer." In addition, the Investigation Report stated that "primary cement failure was a direct cause of the blowout" and that cement testing performed by an independent laboratory "strongly suggests" that the foam cement slurry used on the Macondo well was unstable. The Investigation Report, however, acknowledges a fact widely accepted by the industry that cementing wells is a complex endeavor utilizing an inherently uncertain process in which failures are not uncommon and that, as a result, the industry utilizes the negative-pressure test and cement bond log test, among others, to identify cementing failures that require remediation before further work on a well is performed.

The Investigation Report also sets forth the National Commission's findings on certain missteps, oversights and other factors that may have caused, or contributed to the cause of, the incident, including BP's decision to use a long string casing instead of a liner casing, BP's decision to use only six centralizers, BP's failure to run a cement bond log, BP's reliance on the primary cement job as a barrier to a possible blowout, BP's and Transocean's failure to properly conduct and interpret a negative-pressure test, BP's temporary abandonment procedures, and the failure of the drilling crew and our surface data logging specialist to recognize that an unplanned influx of oil, gas, or fluid into the well (known as a "kick") was occurring. With respect to the National Commission's finding that our surface data logging specialist failed to recognize a kick, the Investigation Report acknowledged that there were simultaneous activities and other monitoring responsibilities that may have prevented the surface data logging specialist from recognizing a kick.

The Investigation Report also identified two general root causes of the Macondo well incident: systemic failures by industry management, which the National Commission labeled "the most significant failure at Macondo," and failures in governmental and regulatory oversight. The National Commission cited examples of failures by industry management such as BP's lack of controls to adequately identify or address risks arising from changes to well design and procedures, the failure of BP's and our processes for cement testing, communication failures among BP, Transocean, and us, including with respect to the difficulty of our cement job, Transocean's failure to adequately communicate lessons from a recent near-blowout, and the lack of processes to adequately assess the risk of decisions in relation to the time and cost those decisions would save. With respect to failures of governmental and regulatory oversight, the National Commission concluded that applicable drilling regulations were inadequate, in part because of a lack of resources and political support of the MMS, and a lack of expertise and training of MMS personnel to enforce regulations that were in effect.

As a result of the factual and technical complexity of the Macondo well incident, the Chief Counsel of the National Commission issued a separate, more detailed report regarding the technical, managerial, and regulatory causes of the Macondo well incident in February 2011.

In March 2011, a third party retained by the BOEMRE to undertake a forensic examination and evaluation of the blowout preventer stack, its components and associated equipment, released a report detailing its findings. The forensic examination report found, among other things, that the blowout preventer stack failed primarily because the blind sheer rams did not fully close and seal the well due to a portion of drill pipe that had become trapped between the blocks and the pipe being outside the cutting surface of the ram blades. The forensic examination report recommended further examination, investigation, and testing, which found that the redundant operating pods of the blowout preventer may not have timely functioned the blind shear rams in the automatic mode function due to a depleted battery in one pod and a miswired solenoid in the other pod. We had no part in manufacturing or servicing the blowout preventer stack.

In September 2011, the BOEMRE released the final report of the Marine Board Investigation regarding the Macondo well incident (BOEMRE Report). A panel of investigators of the BOEMRE identified a number of causes of the Macondo well incident. According to the BOEMRE Report, "a central cause of the blowout was failure of a cement barrier in the production casing string." The panel was unable to identify the precise reasons for the failure but concluded that it was likely due to: "(1) swapping of cement and drilling mud in the shoe track (the section of casing near the bottom of the well); (2) contamination of the shoe track cement; or (3) pumping the cement past the target location in the well, leaving the shoe track with little or no cement." Generally, the panel concluded that the Macondo well incident was the result of, among other things, poor risk management, last-minute changes to drilling plans, failure to observe and respond to critical indicators, and inadequate well control response by the companies and individuals involved. In particular, the BOEMRE Report stated that BP made a series of decisions that complicated the cement job and may have contributed to the failure of the cement job, including the use of only one cement barrier, the location of the production casing, and the failure to follow industry-accepted recommendations.

The BOEMRE Report also stated, among other things, that BP failed to properly communicate well design and cementing decisions and risks to Transocean, that BP and Transocean failed to correctly interpret the negative-pressure test, and that we, BP, and Transocean failed to detect the influx of hydrocarbons into the well. According to the BOEMRE Report, the panel found evidence that we, among others, violated federal regulations relating to the failure to take measures to prevent the unauthorized release of hydrocarbons, the failure to take precautions to keep the well under control, and the failure to cement the well in a manner that would, among other things, prevent the release of fluids into the Gulf of Mexico. In October 2011, the BSEE issued a notification of Incidents of Noncompliance (INCs) to us for violating those regulations and a federal regulation relating to the failure to protect health, safety, property, and the environment as a result of a failure to perform operations in a safe and workmanlike manner. According to the BSEE's notice, we did not ensure an adequate barrier to hydrocarbon flow after cementing the production casing and did not detect the influx of hydrocarbons until they were above the blowout preventer stack. We understand that the regulations in effect at the time of the alleged violations provide for fines of up to $35,000 per day per violation. We have appealed the INCs to, and the appeal was accepted by, the Interior Board of Land Appeals (IBLA). In January 2012, the IBLA, in response to our and the BSEE's joint request, has suspended the appeal and has ordered us and the BSEE to file notice within 15 days after the conclusion of the MDL and, within 60 days after the MDL court issues a final decision, to file a proposal for further action in the appeal. The BSEE has announced that the INCs will be reviewed for possible imposition of civil penalties once the appeal has ended. The BSEE has stated that this is the first time the Department of the Interior has issued INCs directly to a contractor that was not the well's operator. We have not accrued any amounts related to the INCs.

In December 2011, the National Academy of Sciences released a pre-publication copy of its report examining the causes of the Macondo well incident and identifying measures for preventing similar incidents in the future (NAS Report). The NAS Report noted that it does not attempt to assign responsibility to specific individuals or entities or determine the extent that the parties involved complied with applicable regulations.

According to the NAS Report, the flow of hydrocarbons that led to the blowout began when drilling mud was displaced by seawater during the temporary abandonment process, which was commenced by the drilling team despite a failure to demonstrate the integrity of the cement job after multiple negative pressure tests and after incorrectly deciding that a negative pressure test indicated that the cement barriers were effective. In addition, the NAS Report found, among other things, that: the approach chosen for well completion failed to provide adequate safety margins considering the reservoir formation; the loss of well control was not noted until more than 50 minutes after hydrocarbon flow from the formation had started; the blowout preventer was not designed or tested for the dynamic conditions that most likely existed at the time attempts were made to recapture well control; and the entities involved did not provide an effective systems safety approach commensurate with the risks of the Macondo well. According to the NAS Report, a number of key decisions related to the design, construction, and testing of the barriers critical to the temporary abandonment process were flawed.

The NAS Report also found, among other things, that the heavier "tail" cement slurry, intended for placement in the Macondo well shoe track, was "gravitationally unstable" on top of the lighter foam cement slurry and that the heavier tail cement slurry probably fell into or perhaps through the lighter foam cement slurry during pumping into the well, which would have left a tail slurry containing foam cement in the shoe track. The NAS Report also found, among other things, that foam cement that may have been inadvertently left in the shoe track likely would not have had the strength to resist crushing when experiencing the differential pressures exerted on the cement during the negative pressure test. In addition, the NAS Report found, among other things, that evidence available before the blowout indicated that the flapper valves in the float collar probably failed to seal, but the evidence was not acted upon and, due to BP's choice of a long-string production casing and the lack of minimum circulation of the well prior to the cement job, the possibility of mud-filled channels or poor cement bonding existed.

The NAS Report also set forth the following observations, among others: (1) there were alternative completion techniques and operational processes available that could have safely prepared the well for temporary abandonment; (2) post-incident static tests on a foam cement slurry similar to the slurry pumped into the Macondo well were performed under laboratory conditions and exhibited the settling of cement and nitrogen breakout, although because the tests were not conducted at bottom hole conditions "it is impossible to say whether the foam was stable at the bottom of the well"; (3) the "cap" cement slurry was subject to contamination by the spacer or the drilling mud that was placed ahead of the cap cement slurry and, if the cap cement slurry was heavily contaminated, it would not reach the strength of uncontaminated cement; (4) the numerous companies involved and the division of technical expertise among those companies affected their ability to perform and maintain an integrated assessment of the margins of safety for the Macondo well; (5) the regulatory regime was ineffective in addressing the risks of the Macondo well; and (6) training of key personnel and decision makers in the industry and regulatory agencies has been inadequate relative to the risks and complexities of deepwater drilling.

The NAS Report recommended, among other things: that all primary cemented barriers to flow should be tested to verify quality, quantity, and location of cement; that the integrity of mechanical barriers should be verified by using the best available test procedures; that blowout preventer systems should be redesigned for the drilling environment to which they are being applied; and that operating companies should have ultimate responsibility and accountability for well integrity, well design, well construction, and the suitability of the rig and associated safety equipment.

The Cementing Job and Reaction to Reports. We disagree with the BP Report, the National Commission, Transocean's report, the BOEMRE Report, and the NAS Report regarding many of their findings and characterizations with respect to the cementing and surface data logging services, as applicable, on the Deepwater Horizon. We have provided information to the National Commission, its staff, and representatives of the joint investigation team for the Marine Board Investigation that we believe has been overlooked or selectively omitted from the Investigation Report and the BOEMRE Report, as applicable. We intend to continue to vigorously defend ourselves in any investigation relating to our involvement with the Macondo well that we believe inaccurately evaluates or depicts our services on the Deepwater Horizon.

The cement slurry on the Deepwater Horizon was designed and prepared pursuant to well condition data provided by BP. Regardless of whether alleged weaknesses in cement design and testing are or are not ultimately established, and regardless of whether the cement slurry was utilized in similar applications or was prepared consistent with industry standards, we believe that had BP and Transocean properly interpreted a negative-pressure test, this test would have revealed any problems with the cement. In addition, had BP designed the Macondo well to allow a full cement bond log test or if BP had conducted even a partial cement bond log test, the test likely would have revealed any problems with the cement. BP, however, elected not to conduct any cement bond log tests, and with Transocean misinterpreted the negative-pressure test, both of which could have resulted in remedial action, if appropriate, with respect to the cementing services.

At this time we cannot predict the impact of the Investigation Report, the BOEMRE Report, the NAS Report, or the conclusions of future reports of the Chemical Safety Board, Congressional committees, or any other governmental or private entity. We also cannot predict whether their investigations or any other report or investigation will have an influence on or result in us being named as a party in any action alleging liability or violation of a statute or regulation, whether federal or state and whether criminal or civil.

We intend to continue to cooperate fully with all governmental hearings, investigations, and requests for information relating to the Macondo well incident. We cannot predict the outcome of, or the costs to be incurred in connection with, any of these hearings or investigations, and therefore we cannot predict the potential impact they may have on us.

Litigation. Since April 21, 2010, plaintiffs have been filing lawsuits relating to the Macondo well incident. Generally, those lawsuits allege either (1) damages arising from the oil spill pollution and contamination (*e.g.*, diminution of property value, lost tax revenue, lost business revenue, lost tourist dollars, inability to engage in recreational or commercial activities) or (2) wrongful death or personal injuries. We are named along with other unaffiliated defendants in more than 400 complaints, most of which are alleged class actions, involving pollution damage claims and at least nine personal injury lawsuits involving four decedents and at least 21 allegedly injured persons who were on the drilling rig at the time of the incident. Another six lawsuits naming us and others relate to alleged personal injuries sustained by those responding to the explosion and oil spill. Plaintiffs originally filed the lawsuits described above in federal and state courts throughout the United States, including Alabama, Delaware, Florida, Georgia, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, Texas, and Virginia. Except for certain lawsuits not yet consolidated (including two lawsuits that are proceeding in Louisiana state court, one lawsuit that is proceeding in Louisiana federal court, two lawsuits that are proceeding in Texas state court, two lawsuits that are proceeding in Florida federal court, and four lawsuits in Florida state court for which we have not been served), the Judicial Panel on Multi-District Litigation ordered all of the lawsuits against us consolidated in the MDL proceeding before Judge Carl Barbier in the United States Eastern District of Louisiana. The pollution complaints generally allege, among other things, negligence and gross negligence, property damages, taking of protected species, and potential economic losses as a result of environmental pollution and generally seek awards of unspecified economic, compensatory, and punitive damages, as well as injunctive relief. Plaintiffs in these pollution cases have brought suit under various legal provisions, including the OPA, the CWA, the MBTA, the ESA, the OCSLA, the Longshoremen and Harbor Workers Compensation Act, general maritime law, state common law, and various state environmental and products liability statutes.

Furthermore, the pollution complaints include suits brought against us by governmental entities, including the State of Alabama, the State of Louisiana, Plaquemines Parish, the City of Greenville, and three Mexican states. Complaints brought against us by ten other parishes in Louisiana were dismissed with prejudice, and the dismissal is being appealed by those parishes. The wrongful death and other personal injury complaints generally allege negligence and gross negligence and seek awards of compensatory damages, including unspecified economic damages and punitive damages. We have retained counsel and are investigating and evaluating the claims, the theories of recovery, damages asserted, and our respective defenses to all of these claims.

Judge Barbier is also presiding over a separate proceeding filed by Transocean under the Limitation of Liability Act (Limitation Action). In the Limitation Action, Transocean seeks to limit its liability for claims arising out of the Macondo well incident to the value of the rig and its freight. Although the Limitation Action is not consolidated in the MDL, to this point the judge is effectively treating the two proceedings as associated cases. On February 18, 2011, Transocean tendered us, along with all other defendants, into the Limitation Action. As a result of the tender, we and all other defendants will be treated as direct defendants to the plaintiffs' claims as if the plaintiffs had sued each of us and the other defendants directly. In the Limitation Action, the judge intends to determine the allocation of liability among all defendants in the hundreds of lawsuits associated with the Macondo well incident, including those in the MDL proceeding that are pending in his court. Specifically, the judge will determine the liability, limitation, exoneration and fault allocation with regard to all of the defendants in a trial, which is scheduled to occur in three phases, that is set to begin in late February 2012. The three phases of this portion of the trial are scheduled to cover the liabilities associated with the blowout itself, the actions relating to the attempts to control the flow of hydrocarbons from the well, and the efforts to contain and clean-up the oil that was discharged from the Macondo well. We do not believe that a single apportionment of liability in the Limitation Action is properly applied, particularly with respect to gross negligence and punitive damages, to the hundreds of lawsuits pending in the MDL proceeding.

Damages for the cases tried in the MDL proceeding, including punitive damages, are expected to be tried following the three-phase portion of the trial described above. Under ordinary MDL procedures, such cases would, unless waived by the respective parties, be tried in the courts from which they were transferred into the MDL. It remains unclear, however, what impact the overlay of the Limitation Action will have on where these matters are tried. Document discovery and depositions among the parties to the MDL are ongoing. It is unclear how the judge will address the DOJ's civil action for alleged violations of the CWA and the OPA.

In April and May 2011, certain defendants in the proceedings described above filed numerous cross claims and third party claims against certain other defendants. BP Exploration and BP America Production Company filed claims against us seeking subrogation and contribution, including with respect to liabilities under the OPA, and direct damages, and alleging negligence, gross negligence, fraudulent conduct, and fraudulent concealment. Transocean filed claims against us seeking indemnification, and subrogation and contribution, including with respect to liabilities under the OPA and for the total loss of the Deepwater Horizon, and alleging comparative fault and breach of warranty of workmanlike performance. Anadarko filed claims against us seeking tort indemnity and contribution, and alleging negligence, gross negligence and willful misconduct, and MOEX Offshore 2007 LLC (MOEX), who has an approximate 10% interest in the Macondo well, filed a claim against us alleging negligence. Cameron International Corporation (Cameron) (the manufacturer and designer of the blowout preventer), M-I Swaco (provider of drilling fluids and services, among other things), Weatherford U.S. L.P. and Weatherford International, Inc. (together, Weatherford) (providers of casing components, including float equipment and centralizers, and services), and Dril-Quip, Inc. (Dril-Quip) (provider of wellhead systems), each filed claims against us seeking indemnification and contribution, including with respect to liabilities under the OPA in the case of Cameron, and alleging negligence. Additional civil lawsuits may be filed against us. In addition to the claims against us, generally the defendants in the proceedings described above filed claims, including for liabilities under the OPA and other claims similar to those described above, against the other defendants described above. BP has since announced that it has settled those claims between it and each of MOEX, Weatherford, Anadarko, and Cameron.

In April 2011, we filed claims against BP Exploration, BP p.l.c. and BP America Production Company (BP Defendants), M-I Swaco, Cameron, Anadarko, MOEX, Weatherford, Dril-Quip, and numerous entities involved in the post-blowout remediation and response efforts, in each case seeking contribution and indemnification and alleging negligence. Our claims also alleged gross negligence and willful misconduct on the part of the BP Defendants, Anadarko, and Weatherford. We also filed claims against M-I Swaco and Weatherford for contractual indemnification, and against Cameron, Weatherford and Dril-Quip for strict products liability, although the court has since issued orders dismissing all claims asserted against Dril-Quip and Weatherford in the MDL. We filed our answer to Transocean's Limitation petition denying Transocean's right to limit its liability, denying all claims and responsibility for the incident, seeking contribution and indemnification, and alleging negligence and gross negligence.

Judge Barbier has issued an order, among others, clarifying certain aspects of law applicable to the lawsuits pending in his court. The court ruled that: (1) general maritime law will apply and therefore dismissed all claims brought under state law causes of action; (2) general maritime law claims may be brought directly against defendants who are non-"responsible parties" under the OPA with the exception of pure economic loss claims by plaintiffs other than commercial fishermen; (3) all claims for damages, including pure economic loss claims, may be brought under the OPA directly against responsible parties; and (4) punitive damage claims can be brought against both non-responsible parties under general maritime law and responsible parties under the OPA. As discussed above, with respect to the ruling that claims for damages may be brought under the OPA against responsible parties, we have not been named as a responsible party under the OPA, but BP Exploration has filed a claim against us for contribution with respect to liabilities incurred by BP Exploration under the OPA.

In September 2011, we filed claims in Harris County, Texas against the BP Defendants seeking damages, including lost profits and exemplary damages, and alleging negligence, grossly negligent misrepresentation, defamation, common law libel, slander, and business disparagement. Our claims allege that the BP Defendants knew or should have known about an additional hydrocarbon zone in the well that the BP Defendants failed to disclose to us prior to our designing the cement program for the Macondo well. The location of the hydrocarbon zones is critical information required prior to performing cementing services and is necessary to achieve desired cement placement. We believe that had BP Defendants disclosed the hydrocarbon zone to us, we would not have proceeded with the cement program unless it was redesigned, which likely would have required a redesign of the production casing. In addition, we believe that the BP Defendants withheld this information from the BP Report and from the various investigations discussed above. In connection with the foregoing, we also moved to amend our claims against the BP Defendants in the MDL proceeding to include fraud. The BP Defendants have denied all of the allegations relating to the additional hydrocarbon zone and filed a motion to prevent us from adding our fraud claim in the MDL. In October 2011, our motion to add the fraud claim against the BP Defendants in the MDL proceeding was denied. The court's ruling does not, however, prevent us from using the underlying evidence in our pending claims against the BP Defendants.

In December 2011, BP filed a motion for sanctions against us alleging, among other things, that we destroyed evidence relating to post-incident testing of the foam cement slurry on the Deepwater Horizon and requesting adverse findings against us. A magistrate judge in the MDL proceeding denied BP's motion. BP appealed that ruling, and Judge Barbier affirmed the magistrate judge's decision.

We intend to vigorously defend any litigation, fines, and/or penalties relating to the Macondo well incident and to vigorously pursue any damages, remedies, or other rights available to us as a result of the Macondo well incident. We have incurred and expect to continue to incur significant legal fees and costs, some of which we expect to be covered by indemnity or insurance, as a result of the numerous investigations and lawsuits relating to the incident.

Macondo derivative case. In February 2011, a shareholder who had previously made a demand on our board of directors with respect to another derivative lawsuit filed a shareholder derivative lawsuit relating to the Macondo well incident. See "Shareholder derivative cases" below.

Indemnification and Insurance. Our contract with BP Exploration relating to the Macondo well generally provides for our indemnification by BP Exploration for certain potential claims and expenses relating to the Macondo well incident, including those resulting from pollution or contamination (other than claims by our employees, loss or damage to our property, and any pollution emanating directly from our equipment). Also, under our contract with BP Exploration, we have, among other things, generally agreed to indemnify BP Exploration and other contractors performing work on the well for claims for personal injury of our employees and subcontractors, as well as for damage to our property. In turn, we believe that BP Exploration was obligated to obtain agreement by other contractors performing work on the well to indemnify us for claims for personal injury of their employees or subcontractors, as well as for damages to their property. We have entered into separate indemnity agreements with Transocean and M-I Swaco, under which we have agreed to indemnify those parties for claims for personal injury of our employees and subcontractors and they have agreed to indemnify us for claims for personal injury of their employees and subcontractors.

In April 2011, we filed a lawsuit against BP Exploration in Harris County, Texas to enforce BP Exploration's contractual indemnity and alleging BP Exploration breached certain terms of the contractual indemnity provision. BP Exploration removed that lawsuit to federal court in the Southern District of Texas, Houston Division. We filed a motion to remand the case to Harris County, Texas, and the lawsuit was transferred to the MDL.

BP Exploration, in connection with filing its claims with respect to the MDL proceeding, asked that court to declare that it is not liable to us in contribution, indemnification, or otherwise with respect to liabilities arising from the Macondo well incident. Other defendants in the litigation discussed above have generally denied any obligation to contribute to any liabilities arising from the Macondo well incident.

In January 2012, the court in the MDL proceeding entered an order in response to our and BP's motions for summary judgment regarding certain indemnification matters. The court held that BP is required to indemnify us for third-party compensatory claims, or actual damages, that arise from pollution or contamination that did not originate from our property or equipment located above the surface of the land or water, even if we are found to be grossly negligent. The court did not express an opinion as to whether our conduct amounted to gross negligence, but we do not believe the performance of our services on the Deepwater Horizon constituted gross negligence. The court also held, however, that BP does not owe us indemnity for punitive damages or for civil penalties under the CWA, if any, and that fraud could void the indemnity on public policy grounds, although the court stated that it was mindful that mere failure to perform contractual obligations as promised does not constitute fraud. As discussed above, the DOJ is not seeking civil penalties from us under the CWA. The court in the MDL proceeding deferred ruling on whether our indemnification from BP covers penalties or fines under the OCSLA, whether our alleged breach of our contract with BP Exploration would invalidate the indemnity, and whether we committed an act that materially increased the risk to or prejudiced the rights of BP so as to invalidate the indemnity. We do not believe that we breached our contract with BP Exploration or committed an act that would otherwise invalidate the indemnity. The court's rulings will be subject to appeal at the appropriate time.

In responding to similar motions for summary judgment between Transocean and BP, the court also held that public policy would not bar Transocean's claim for indemnification of compensatory damages, even if Transocean was found to be grossly negligent. The court also held, among other things, that Transocean's contractual right to indemnity does not extend to punitive damages or civil penalties under the CWA.

The rulings in the MDL proceeding regarding the indemnities are based on maritime law and may not bind the determination of similar issues in lawsuits not comprising a part of the MDL proceedings. Accordingly it is possible that different conclusions with respect to indemnities will be reached by other courts.

Indemnification for criminal fines or penalties, if any, may not be available if a court were to find such indemnification unenforceable as against public policy. In addition, certain state laws, if deemed to apply, would not allow for enforcement of indemnification for gross negligence, and may not allow for enforcement of indemnification of persons who are found to be negligent with respect to personal injury claims.

Financial analysts and the press have speculated about the financial capacity of BP, and whether it might seek to avoid indemnification obligations in bankruptcy proceedings. BP's public filings indicate that BP has recognized in excess of $40 billion in pre-tax charges, excluding offsets for settlement payments received from certain defendants in the proceedings described above under "Litigation," as a result of the Macondo well incident. BP's public filings also indicate that the amount of, among other things, certain natural resource damages with respect to certain OPA claims, some of which may be included in such charges, cannot be reliably estimated as of the dates of those filings. We consider, however, the likelihood of a BP bankruptcy to be remote.

In addition to the contractual indemnities discussed above, we have a general liability insurance program of $600 million. Our insurance is designed to cover claims by businesses and individuals made against us in the event of property damage, injury or death and, among other things, claims relating to environmental damage, as well as legal fees incurred in defending against those claims. We have received and expect to continue to receive payments from our insurers with respect to covered legal fees incurred in connection with the Macondo well incident. Through January 2012, we have incurred legal fees and related expenses covered by our insurance program of approximately $76 million. To the extent we incur any losses beyond those covered by indemnification, there can be no assurance that our insurance policies will cover all potential claims and expenses relating to the Macondo well incident. In addition, we may not be insured with respect to civil or criminal fines or penalties, if any, pursuant to the terms of our insurance policies. Insurance coverage can be the subject of uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers, as well as other potential parties claiming insured status under our insurance policies.

Barracuda-Caratinga arbitration

We provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. The arbitration panel held an evidentiary hearing in March 2008 to determine which party was responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties' rights are to be governed by the express terms of their contract. The parties presented evidence and witnesses to the panel in May 2010, and final arguments were presented in August 2010. During the third quarter of 2011, the arbitration panel issued an award against KBR in the amount of $201 million, which is reflected as a liability and a component of loss from discontinued operations in our consolidated financial statements. KBR filed a motion to vacate the arbitration award with the United States District Court for the Southern District of New York. See Note 7 for additional information regarding the KBR indemnification.

Securities and related litigation

In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the Securities and Exchange Commission (SEC) initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled *Richard Moore, et al. v. Halliburton Company, et al.*, was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case was styled *Archdiocese of Milwaukee Supporting Fund (AMSF) v. Halliburton Company, et al.* AMSF has changed its name to Erica P. John Fund, Inc. (the Fund). We settled with the SEC in the second quarter of 2004.

In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of our 1998 acquisition of Dresser Industries, Inc., including that we failed to timely disclose the resulting asbestos liability exposure.

In April 2005, the court appointed new co-lead counsel and named the Fund the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting the Fund to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, the Fund filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our Chief Executive Officer (CEO). The court ordered that the case proceed against our CEO and us.

In September 2007, the Fund filed a motion for class certification, and our response was filed in November 2007. The district court held a hearing in March 2008, and issued an order November 3, 2008 denying the motion for class certification. The Fund appealed the district court's order to the Fifth Circuit Court of Appeals. The Fifth Circuit affirmed the district court's order denying class certification. On May 13, 2010, the Fund filed a writ of certiorari in the United States Supreme Court. In early January 2011, the Supreme Court granted the writ of certiorari and accepted the appeal. The Court heard oral arguments in April 2011 and issued its decision in June 2011, reversing the Fifth Circuit ruling that the Fund needed to prove loss causation in order to obtain class certification. The Court's ruling was limited to the Fifth Circuit's loss causation requirement, and the case was returned to the Fifth Circuit for further consideration of our other arguments for denying class certification. The Fifth Circuit returned the case to the district court, and in January 2012 the court issued an order certifying the class which we have appealed. The case is at an early stage, and we cannot predict the outcome or consequences thereof. As of December 31, 2011, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made. We intend to vigorously defend this case.

Shareholder derivative cases

In May 2009, two shareholder derivative lawsuits involving us and KBR were filed in Harris County, Texas, naming as defendants various current and retired Halliburton directors and officers and current KBR directors. These cases allege that the individual Halliburton defendants violated their fiduciary duties of good faith and loyalty, to our detriment and the detriment of our shareholders, by failing to properly exercise oversight responsibilities and establish adequate internal controls. The District Court consolidated the two cases, and the plaintiffs filed a consolidated petition against only current and former Halliburton directors and officers containing various allegations of wrongdoing including violations of the FCPA, claimed KBR offenses while acting as a government contractor in Iraq, claimed KBR offenses and fraud under United States government contracts, Halliburton activity in Iran, and illegal kickbacks. Subsequently, a shareholder made a demand that the board take remedial action respecting the FCPA claims in the pending lawsuit. Our Board of Directors designated a special committee of independent and disinterested directors to oversee the investigation of the allegations made in the lawsuits and shareholder demand. Upon receipt of its special committee's findings and recommendations, the independent and disinterested members of the Board determined that the shareholder claims were without merit and not otherwise in the best interest of the company to pursue. The Board directed company counsel to report its determinations to the plaintiffs and demanding shareholder. As of December 31, 2011, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

We have agreed in principle, subject to approval by the court, to settle the lawsuits. Under the terms of the proposed settlement, we have agreed to implement certain changes to our corporate governance policies and agreed to pay the plaintiffs' legal fees.

In February 2011, the same shareholder who had made the demand on our board of directors in connection with one of the derivative lawsuits discussed above filed a shareholder derivative lawsuit in Harris County, Texas naming us as a nominal defendant and certain of our directors and officers as defendants. This case alleges that these defendants, among other things, breached fiduciary duties of good faith and loyalty by failing to properly exercise oversight responsibilities and establish adequate internal controls, including controls and procedures related to cement testing and the communication of test results, as they relate to the Macondo well incident. Our Board of Directors designated a special committee of independent and disinterested directors to oversee the investigation of the allegations made in the lawsuit and shareholder demand. Upon receipt of its special committee's findings and recommendations, the independent and disinterested members of the Board determined that the shareholder claims were without merit and not otherwise in the best interest of the company to pursue. The Board directed company counsel to report its determinations to the plaintiffs and demanding shareholder. As of December 31, 2011, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Angola Investigations

We are conducting an internal investigation of certain areas of our operations in Angola, focusing on compliance with certain company policies, including our Code of Business Conduct (COBC), and the FCPA and other applicable laws. In December 2010, we received an anonymous e-mail alleging that certain current and former personnel violated our COBC and the FCPA, principally through the use of an Angolan vendor. The e-mail also alleges conflicts of interest, self-dealing and the failure to act on alleged violations of our COBC and the FCPA. We contacted the DOJ to advise them that we were initiating an internal investigation with the assistance of outside counsel and independent forensic accountants.

During the third quarter of 2011, we met with the DOJ and the SEC to brief them on the status of our investigation and provided them documents. We are currently responding to a subpoena from the SEC regarding this matter and are producing all relevant documents. We understand that one of our employees has also received a subpoena from the SEC regarding this matter.

We expect to continue to have discussions with the DOJ and the SEC, and we intend to continue to cooperate with their inquiries and requests as they investigate this matter. Because these investigations are at an early stage, we cannot predict their outcome or the consequences thereof.

Environmental

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act;
- the Toxic Substances Control Act; and
- the Oil Pollution Act of 1990.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to help prevent the occurrence of environmental contamination. On occasion, in addition to the matters relating to the Macondo well incident described above and the Duncan, Oklahoma matter described below, we are involved in other environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. We do not expect costs related to those remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $81 million as of December 31, 2011 and $47 million as of December 31, 2010. Our total liability related to environmental matters covers numerous properties.

Between 1965 and 1991, a former Halliburton unit known as the Halliburton Industrial Services Division (HISD) performed work for the U.S. Department of Defense cleaning solid fuel from missile casings at a semi-rural facility on the north side of Duncan, Oklahoma. We closed our site in coordination with the Oklahoma Department of Environmental Quality (DEQ) in the mid-1990s, but continued to monitor the groundwater at DEQ's request. A principal component of the missile fuel was ammonium perchlorate, a salt that is highly soluble in water, which has been discovered in the soil and groundwater on our site and in certain residential water wells near our property.

Commencing in October 2011, a number of lawsuits were filed against us, including a putative class action case in federal court in the Western District of Oklahoma and other lawsuits filed in Oklahoma state courts. The lawsuits generally allege, among other things, that operations at our Duncan facility caused releases of pollutants, including ammonium perchlorate and, in the case of the federal lawsuit, nuclear or radioactive waste, into the groundwater, and that we knew about those releases and did not take corrective actions to address them. It is also alleged that the plaintiffs have suffered from certain health conditions, including hypothyroidism, a condition that has been associated with exposure to perchlorate at sufficiently high doses over time. These cases seek, among other things, damages, including punitive damages, and the establishment of a fund for future medical monitoring. The cases allege, among other things, strict liability, trespass, private nuisance, public nuisance, and negligence and, in the case of the federal lawsuit, violations of the U.S. Resource Conservation and Recovery Act, resulting in personal injuries, property damage, and diminution of property value.

The lawsuits generally allege that the cleaning of the missile casings at the Duncan facility contaminated the surrounding soils and groundwater, including certain water wells used in a number of residential homes, through the migration of, among other things, ammonium perchlorate. The federal lawsuit also alleges that our processing of radioactive waste from a nuclear power plant over 25 years ago resulted in the release of "nuclear/radioactive" waste into the environment.

We and the DEQ have recently conducted soil and groundwater sampling relating to the allegations discussed above that has confirmed that the alleged nuclear or radioactive material is confined to the soil in a discrete area of the onsite operations and is not present in the groundwater onsite or in any areas offsite. The radiological impacts from this discrete area are not believed to present any health risk for offsite exposure. With respect to ammonium perchlorate, we have made arrangements to supply affected residents with bottled drinking water and, if needed, with a temporary water supply system, at no cost to the residents. We have worked with the City of Duncan and the DEQ to expedite expansion of the city water supply to the relevant areas.

The lawsuits described above are at an early stage, and additional lawsuits and proceedings may be brought against us. We cannot predict their outcome or the consequences thereof. As of December 31, 2011, we had accrued $35 million related to our initial estimate of response efforts, third-party property damage, and remediation related to the Duncan, Oklahoma matter. We intend to vigorously defend the lawsuits and do not believe that these lawsuits will have a material adverse effect on our liquidity, consolidated results of operations, or consolidated financial condition.

Additionally, we have subsidiaries that have been named as potentially responsible parties along with other third parties for nine federal and state superfund sites for which we have established reserves. As of December 31, 2011, those nine sites accounted for approximately $7 million of our $81 million total environmental reserve. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Guarantee arrangements

In the normal course of business, we have agreements with financial institutions under which approximately $1.7 billion of letters of credit, bank guarantees, or surety bonds were outstanding as of December 31, 2011, including $292 million of surety bonds related to Venezuela. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Leases

We are obligated under operating leases, principally for the use of land, offices, equipment, manufacturing and field facilities, and warehouses. Total rentals, net of sublease rentals, were $735 million in 2011, $591 million in 2010, and $528 million in 2009.

Future total rentals on noncancellable operating leases are as follows: $207 million in 2012; $166 million in 2013; $112 million in 2014; $87 million in 2015; $64 million in 2016; and $164 million thereafter.

Note 9. Income Taxes

The components of the (provision)/benefit for income taxes on continuing operations were:

	Year Ended December 31		
Millions of dollars	2011	2010	2009
Current income taxes:			
Federal	$ (1,026)	$ (400)	$ 30
Foreign	(334)	(287)	(250)
State	(109)	(42)	(24)
Total current	(1,469)	(729)	(244)
Deferred income taxes:			
Federal	(28)	(124)	(237)
Foreign	57	3	(31)
State	1	(3)	(6)
Total deferred	30	(124)	(274)
Provision for income taxes	$ (1,439)	$ (853)	$ (518)

The United States and foreign components of income from continuing operations before income taxes were as follows:

	Year Ended December 31		
Millions of dollars	2011	2010	2009
United States	$ 4,040	$ 1,918	$ 589
Foreign	409	737	1,093
Total	$ 4,449	$ 2,655	$ 1,682

Reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income from continuing operations before income taxes were as follows:

	Year Ended December 31		
	2011	2010	2009
United States statutory rate	35.0%	35.0%	35.0%
Domestic manufacturing deduction	(2.1)	(1.8)	–
Adjustments of prior year taxes	(1.3)	(1.2)	(2.1)
Impact of foreign income taxed at different rates	(0.5)	(1.3)	(3.3)
Other impact of foreign operations	(0.4)	(1.3)	(0.4)
Impact of devaluation of Venezuelan Bolívar Fuerte	–	0.8	–
Other items, net	1.6	1.9	1.6
Total effective tax rate on continuing operations	32.3%	32.1%	30.8%

We have not provided United States income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2011 because we intend to permanently reinvest such earnings outside the United States. If these foreign earnings were to be repatriated in the future, the related United States tax liability may be reduced by any foreign income taxes previously paid on these earnings. As of December 31, 2011, the cumulative amount of earnings upon which United States income taxes have not been provided is approximately $4.1 billion. It is not possible to estimate the amount of unrecognized deferred tax liability related to these earnings at this time.

The primary components of our deferred tax assets and liabilities were as follows:

	December 31	
Millions of dollars	2011	2010
Gross deferred tax assets:		
Employee compensation and benefits	$ 345	$ 313
Net operating loss carryforwards	139	52
Accrued liabilities	64	77
Insurance accruals	48	47
Software revenue recognition	44	50
Inventory	30	28
Capitalized research and experimentation	29	44
Other	110	106
Total gross deferred tax assets	809	717
Gross deferred tax liabilities:		
Depreciation and amortization	648	631
Joint ventures, partnerships, and unconsolidated affiliates	38	48
Other	68	57
Total gross deferred tax liabilities	754	736
Valuation allowances – net operating loss carryforwards	44	22
Net deferred income tax asset (liability)	$ 11	$ (41)

At December 31, 2011, we had a total of $346 million of foreign net operating loss carryforwards, of which $211 million will expire from 2012 through 2032. The balance will not expire due to indefinite expiration dates.

The following table presents a rollforward of our unrecognized tax benefits and associated interest and penalties.

Millions of dollars	Unrecognized Tax Benefits	Interest and Penalties
Balance at January 1, 2009	$ 300	$ 43
Change in prior year tax positions	(42)	(6)
Change in current year tax positions	23	2
Cash settlements with taxing authorities	(7)	(1)
Lapse of statute of limitations	(11)	(9)
Balance at December 31, 2009	$ 263	$ 29
Change in prior year tax positions	(74)	7
Change in current year tax positions	19	2
Cash settlements with taxing authorities	(28)	(5)
Lapse of statute of limitations	(3)	(1)
Balance at December 31, 2010	$ 177(a)	$ 32
Change in prior year tax positions	38	41
Change in current year tax positions	5	1
Cash settlements with taxing authorities	(12)	(3)
Lapse of statute of limitations	(3)	(2)
Balance at December 31, 2011	$ 205(a) (b)	$ 69

(a) Includes $67 million as of December 31, 2011 and $62 million as of December 31, 2010 in amounts to be settled in accordance with our Tax Sharing Agreement with KBR and foreign unrecognized tax benefits that would give rise to a United States tax credit. See Note 7 for further information. The remaining balance of $138 million as of December 31, 2011 and $115 million as of December 31, 2010, if resolved in our favor, would positively impact the effective tax rate and, therefore, be recognized as additional tax benefits in our statement of operations.

(b) Includes $42 million that could be resolved within the next 12 months.

We file income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, we are no longer subject to state, local, or non-United States income tax examination by tax authorities for years before 2000. Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. Currently, our United States federal tax filings are under review for tax years 2008 and 2009.

Note 10. Shareholders' Equity and Stock Incentive Plans

The following tables summarize our common stock and other shareholders' equity activity:

	Company Shareholders' Equity						
Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Consolidated Subsidiaries	Total
Balance at December 31, 2008	$ 2,666	$ 484	$(5,251)	$ 10,041	$ (215)	$ 19	$ 7,744
Cash dividends paid	–	–	–	(324)	–	–	(324)
Stock plans	3	(51)	266	–	–	–	218
Common shares purchased	–	–	(17)	–	–	–	(17)
Tax loss from exercise of options and restricted stock	–	(22)	–	–	–	–	(22)
Other	–	–	–	1	–	–	1
Total dividends and other transactions with shareholders	3	(73)	249	(323)	–	–	(144)
Comprehensive income (loss):							
Net income	–	–	–	1,145	–	10	1,155
Other comprehensive income (loss):							
Cumulative translation adjustment	–	–	–	–	(5)	–	(5)
Defined benefit and other postretirement plans, net	–	–	–	–	2	–	2
Net unrealized gains on investments, net of tax provision of $3	–	–	–	–	5	–	5
Total comprehensive income	–	–	–	1,145	2	10	1,157
Balance at December 31, 2009	$ 2,669	$ 411	$ (5,002)	$ 10,863	$ (213)	$ 29	$ 8,757
Cash dividends paid	–	–	–	(327)	–	–	(327)
Stock plans	5	(37)	252	–	–	–	220
Common shares purchased	–	–	(141)	–	–	–	(141)
Tax loss from exercise of options and restricted stock	–	(18)	–	–	–	–	(18)
Other	–	–	–	–	–	(21)	(21)
Total dividends and other transactions with shareholders	5	(55)	111	(327)	–	(21)	(287)
Treasury shares issued for acquisition	–	(17)	120	–	–	–	103
Comprehensive income (loss):							
Net income	–	–	–	1,835	–	7	1,842
Other comprehensive income (loss):							
Cumulative translation adjustment	–	–	–	–	(1)	–	(1)
Defined benefit and other postretirement plans adjustments, net	–	–	–	–	(26)	(1)	(27)
Total comprehensive income	–	–	–	1,835	(27)	6	1,814
Balance at December 31, 2010	$ 2,674	$ 339	$ (4,771)	$ 12,371	$ (240)	$ 14	$10,387
Cash dividends paid	–	–	–	(330)	–	–	(330)
Stock plans	9	82	267	–	–	–	358
Common shares purchased	–	–	(43)	–	–	–	(43)
Tax loss from exercise of options and restricted stock	–	34	–	–	–	–	34
Total dividends and other transactions with shareholders	9	116	224	(330)	–	–	19
Comprehensive income (loss):							
Net income	–	–	–	2,839	–	5	2,844
Other comprehensive income (loss):							
Defined benefit and other postretirement plans adjustments, net	–	–	–	–	(33)	(1)	(34)
Total comprehensive income	–	–	–	2,839	(33)	4	2,810
Balance at December 31, 2011	$ 2,683	$ 455	$ (4,547)	$ 14,880	$ (273)	$ 18	$13,216

Accumulated other comprehensive loss	December 31		
Millions of dollars	2011	2010	2009
Cumulative translation adjustment	$ (66)	$ (66)	$ (65)
Defined benefit and other postretirement liability adjustments (a)	(208)	(175)	(149)
Unrealized gains on investments	1	1	1
Total accumulated other comprehensive loss	$ (273)	$ (240)	$ (213)

(a) Included net actuarial losses for our international pension plans of $184 million at December 31, 2011, $170 million at December 31, 2010, and $149 million at December 31, 2009.

Shares of common stock	December 31		
Millions of shares	2011	2010	2009
Issued	1,073	1,069	1,067
In treasury	(152)	(159)	(165)
Total shares of common stock outstanding	921	910	902

Our stock repurchase program has an authorization of $5.0 billion, of which $1.7 billion remained available at December 31, 2011. The program does not require a specific number of shares to be purchased and the program may be effected through solicited or unsolicited transactions in the market or in privately negotiated transactions. The program may be terminated or suspended at any time. From the inception of this program in February 2006 through December 31, 2011, we have repurchased approximately 96 million shares of our common stock for approximately $3.3 billion at an average price per share of $34.22. There were no stock repurchases under the program in 2011.

Preferred Stock

Our preferred stock consists of five million total authorized shares at December 31, 2011, of which none are issued.

Stock Incentive Plans

The following table summarizes stock-based compensation costs for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31		
Millions of dollars	2011	2010	2009
Stock-based compensation cost	$ 198	$ 158	$ 143
Tax benefit	$ (61)	$ (50)	$ (46)
Stock-based compensation cost, net of tax	$ 137	$ 108	$ 97

Our Stock and Incentive Plan, as amended (Stock Plan), provides for the grant of any or all of the following types of stock-based awards:

- stock options, including incentive stock options and nonqualified stock options;
- restricted stock awards;
- restricted stock unit awards;
- stock appreciation rights; and
- stock value equivalent awards.

There are currently no stock appreciation rights or stock value equivalent awards outstanding.

Under the terms of the Stock Plan, approximately 133 million shares of common stock have been reserved for issuance to employees and non-employee directors. At December 31, 2011, approximately 14 million shares were available for future grants under the Stock Plan. The stock to be offered pursuant to the grant of an award under the Stock Plan may be authorized but unissued common shares or treasury shares.

In addition to the provisions of the Stock Plan, we also have stock-based compensation provisions under our Restricted Stock Plan for Non-Employee Directors and our Employee Stock Purchase Plan (ESPP).

Each of the active stock-based compensation arrangements is discussed below.

Stock options

The majority of our options are generally issued during the second quarter of the year. All stock options under the Stock Plan are granted at the fair market value of our common stock at the grant date. Employee stock options vest ratably over a three- or four-year period and generally expire 10 years from the grant date. Compensation expense for stock options is generally recognized on a straight line basis over the entire vesting period. No further stock option grants are being made under the stock plans of acquired companies.

The following table represents our stock options activity during 2011.

Stock Options	Number of Shares *(in millions)*	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding at January 1, 2011	15.8	$ 26.79		
Granted	3.4	43.87		
Exercised	(3.9)	22.05		
Forfeited/expired	(0.4)	33.54		
Outstanding at December 31, 2011	14.9	$ 31.74	6.7	$ 94
Exercisable at December 31, 2011	8.5	$ 29.07	5.3	$ 68

The total intrinsic value of options exercised was $102 million in 2011, $38 million in 2010, and $10 million in 2009. As of December 31, 2011, there was $55 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 2 years.

Cash received from option exercises was $160 million during 2011, $102 million during 2010, and $74 million during 2009.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility of options granted was a blended rate based upon implied volatility calculated on actively traded options on our common stock and upon the historical volatility of our common stock. The expected term of options granted was based upon historical observation of actual time elapsed between date of grant and exercise of options for all employees. The assumptions and resulting fair values of options granted were as follows:

	Year Ended December 31		
	2011	2010	2009
Expected term (in years)	5.20	5.27	5.18
Expected volatility	40%	40%	53%
Expected dividend yield	0.69 – 1.01%	0.99 – 1.71%	1.23 – 2.55%
Risk-free interest rate	0.93 – 2.29%	1.20 – 2.78%	1.38 – 2.47%
Weighted average grant-date fair value per share	$ 15.61	$ 9.94	$ 9.36

Restricted stock

Restricted shares issued under the Stock Plan are restricted as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with our established policies. Upon termination of employment, shares on which restrictions have not lapsed must be returned to us, resulting in restricted stock forfeitures. The fair market value of the stock on the date of grant is amortized and charged to income on a straight-line basis over the requisite service period for the entire award.

Our Restricted Stock Plan for Non-Employee Directors (Directors Plan) allows for each non-employee director to receive an annual award of 800 restricted shares of common stock as a part of their compensation. These awards have a minimum restriction period of six months, and the restrictions lapse upon the earlier of mandatory director retirement at age 72 or early retirement from the Board after four years of service. The fair market value of the stock on the date of grant is amortized over the lesser of the time from the grant date to age 72 or the time from the grant date to completion of four years of service on the Board. We reserved 200,000 shares of common stock for issuance to non-employee directors, which may be authorized but unissued common shares or treasury shares. At December 31, 2011, 145,600 shares had been issued to non-employee directors under this plan. There were 7,200 shares, 8,000 shares, and 8,000 shares of restricted stock awarded under the Directors Plan in 2011, 2010, and 2009. In addition, during 2011, our non-employee directors were awarded 19,395 shares of restricted stock under the Stock Plan, which are included in the table below.

The following table represents our Stock Plan and Directors Plan restricted stock awards and restricted stock units granted, vested, and forfeited during 2011.

Restricted Stock	Number of Shares *(in millions)*	Weighted Average Grant-Date Fair Value per Share
Nonvested shares at January 1, 2011	13.3	$ 28.10
Granted	5.4	43.35
Vested	(3.7)	28.81
Forfeited	(0.8)	32.59
Nonvested shares at December 31, 2011	14.2	$ 33.45

The weighted average grant-date fair value of shares granted during 2010 was $29.39 and during 2009 was $22.90. The total fair value of shares vested during 2011 was $165 million, during 2010 was $100 million, and during 2009 was $59 million. As of December 31, 2011, there was $352 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock, which is expected to be recognized over a weighted average period of 4 years.

Employee Stock Purchase Plan

Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of our common stock. Unless the Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Under this plan, 44 million shares of common stock have been reserved for issuance. They may be authorized but unissued shares or treasury shares. As of December 31, 2011, 25.3 million shares have been sold through the ESPP.

The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. The expected volatility was a one-year historical volatility of our common stock. The assumptions and resulting fair values were as follows:

	Offering period July 1 through December 31		
	2011	2010	2009
Expected term (in years)	0.5	0.5	0.5
Expected volatility	34%	43%	80%
Expected dividend yield	0.70%	1.44%	1.74%
Risk-free interest rate	0.10%	0.21%	0.33%
Weighted average grant-date fair value per share	$ 12.57	$ 6.72	$ 7.66

	Offering period January 1 through June 30		
	2011	2010	2009
Expected term (in years)	0.5	0.5	0.5
Expected volatility	43%	48%	71%
Expected dividend yield	0.88%	1.15%	1.85%
Risk-free interest rate	0.20%	0.19%	0.27%
Weighted average grant-date fair value per share	$ 10.99	$ 8.81	$ 6.69

Note 11. Income per Share

Basic income per share is based on the weighted average number of common shares outstanding during the period. Diluted income per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued.

A reconciliation of the number of shares used for the basic and diluted income per share calculations is as follows:

Millions of shares	2011	2010	2009
Basic weighted average common shares outstanding	918	908	900
Dilutive effect of stock options	4	3	2
Diluted weighted average common shares outstanding	922	911	902

Excluded from the computation of diluted income per share are options to purchase three million shares of common stock that were outstanding in 2011, five million shares of common stock that were outstanding in 2010, and seven million shares of common stock that were outstanding in 2009. These options were outstanding during these years but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common shares.

Note 12. Financial Instruments and Risk Management

At December 31, 2011, we held $150 million of short-term, United States Treasury securities with maturities that extend through February 2012 compared to $653 million of short-term, United States Treasury securities at December 31, 2010. These securities are accounted for as available-for-sale and recorded at fair value, based on quoted market prices, in "Investments in marketable securities" on our consolidated balance sheets. The carrying amount of cash and equivalents, investments in marketable securities, receivables, and accounts payable, as reflected in the consolidated balance sheets, approximates fair value due to the short maturities of these instruments. We have no financial instruments measured at fair value using unobservable inputs.

The fair value of our long-term debt was $6.2 billion as of December 31, 2011 and $4.6 billion as of December 31, 2010, which differs from the carrying amount of $4.8 billion as of December 31, 2011 and $3.8 billion as of December 31, 2010, on our consolidated balance sheets. As of December 31, 2011, $3.6 billion of the fair value of our long-term debt and as of December 31, 2010, $4.2 billion of the fair value of our long-term debt were calculated using quoted prices in active markets for identical liabilities. As of December 31, 2011, $2.6 billion of the fair value of our long-term debt and as of December 31, 2010, $422 million of the fair value of our long-term debt were calculated using significant observable inputs for similar liabilities.

We are exposed to market risk from changes in foreign currency exchange rates and interest rates. We selectively manage these exposures through the use of derivative instruments, including forward exchange contracts and interest rate swaps. The objective of our risk management strategy is to minimize the volatility from fluctuations in foreign currency and interest rates. We do not use derivative instruments for trading purposes. The fair value of our forward exchange contracts and interest rate swaps was not material as of December 31, 2011. The counterparties to our forward exchange contracts and interest rate swaps are global commercial and investment banks.

Foreign currency exchange risk

We have operations in many international locations and are involved in transactions denominated in currencies other than the United States dollar, our functional currency, which exposes us to foreign currency exchange rate risk. Techniques in managing foreign currency exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We attempt to selectively manage significant exposures to potential foreign currency exchange losses based on current market conditions, future operating activities, and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to minimize the risk that our cash flows from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

We use forward exchange contracts to manage our exposure to fluctuations in the currencies of the countries in which we do the majority of our international business. These forward exchange contracts are not treated as hedges for accounting purposes, generally have an expiration date of one year or less, and are not exchange traded. While forward exchange contracts are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some of these contracts may limit our ability to benefit from favorable fluctuations in foreign currency exchange rates.

Forward exchange contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency exposure in non-traded currencies and recognize that pricing for the services and products offered in these countries should account for the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

The notional amounts of open forward exchange contracts were $268 million at December 31, 2011 and $356 million at December 31, 2010. The notional amounts of our forward exchange contracts do not generally represent amounts exchanged by the parties, and thus are not a measure of our exposure or of the cash requirements related to these contracts. As such, cash flows related to these contracts are typically not material. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the contracts, such as exchange rates.

Interest rate risk

We are subject to interest rate risk on our long-term debt. Our marketable securities and short-term borrowings do not give rise to significant interest rate risk due to their short-term nature. We had fixed rate long-term debt totaling $4.8 billion at December 31, 2011 and fixed rate long-term debt totaling $3.8 billion at December 31, 2010 with none maturing before May 2017.

We maintain an interest rate management strategy that is intended to mitigate the exposure to changes in interest rates in the aggregate for our investment portfolio. During the second quarter of 2011, we entered into a series of interest rate swaps relating to two of our debt instruments with a total notional amount of $1.0 billion at a weighted-average, LIBOR-based, floating rate of 3.57% as of December 31, 2011. We utilize interest rate swaps to effectively convert a portion of our fixed rate debt to floating rates. These interest rate swaps, which expire when the underlying debt matures, are designated as fair value hedges of the underlying debt and are determined to be highly effective. The fair value of our interest rate swaps are included in "Other assets" in our consolidated balance sheets as of December 31, 2011. The fair value of our interest rate swaps was determined using an income approach model with inputs, such as the notional amount, LIBOR rate spread, and settlement terms that are observable in the market or can be derived from or corroborated by observable data. We did not have any interest rate swaps outstanding as of December 31, 2010. At December 31, 2011, we had fixed rate debt aggregating $3.8 billion and variable rate debt aggregating $1.0 billion, after taking into account the effects of the interest rate swaps.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments in marketable securities, and trade receivables. It is our practice to place our cash equivalents and investments in marketable securities in high quality investments with various institutions. We derive the majority of our revenue from selling products and providing services to the energy industry. Within the energy industry, our trade receivables are generated from a broad and diverse group of customers, although a significant amount of our trade receivables are generated in the United States. We maintain an allowance for losses based upon the expected collectability of all trade accounts receivable.

We do not have any significant concentrations of credit risk with any individual counterparty to our derivative contracts. We select counterparties to those contracts based on our belief that each counterparty's profitability, balance sheet, and capacity for timely payment of financial commitments is unlikely to be materially adversely affected by foreseeable events.

Note 13. Retirement Plans

Our company and subsidiaries have various plans that cover a significant number of our employees. These plans include defined contribution plans, defined benefit plans, and other postretirement plans:

- our defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant's account are to be determined rather than the amount of pension benefits the participant is to receive. Contributions to these plans are based on pretax income and/or discretionary amounts determined on an annual basis. Our expense for the defined contribution plans for continuing operations totaled $245 million in 2011, $196 million in 2010, and $186 million in 2009;
- our defined benefit plans, which include both funded and unfunded pension plans, define an amount of pension benefit to be provided, usually as a function of age, years of service, and/or compensation. The unfunded obligations and net periodic benefit cost of our United States defined benefit plans were not material for the periods presented; and
- our postretirement medical plans are offered to specific eligible employees. The accumulated benefit obligations and net periodic benefit cost for these plans were not material for the periods presented.

Funded status

For our international pension plans at December 31, 2011, the projected benefit obligation was $928 million and the fair value of plan assets was $705 million, which resulted in an unfunded obligation of $223 million. At December 31, 2010, the projected benefit obligation was $908 million and the fair value of plan assets was $691 million, which resulted in an unfunded obligation of $217 million. The accumulated benefit obligation for our international plans was $868 million at December 31, 2011 and $829 million at December 31, 2010.

The following table presents additional information about our international pension plans.

Millions of dollars	2011	2010
Amounts recognized on the Consolidated Balance Sheets		
Accrued employee compensation and benefits	$ 10	$ 15
Employee compensation and benefits	213	202
Pension plans in which projected benefit obligation exceeded plan assets at December 31		
Projected benefit obligation	$ 928	$ 902
Fair value of plan assets	705	685
Pension plans in which accumulated benefit obligation exceeded plan assets at December 31		
Accumulated benefit obligation	$ 784	$ 764
Fair value of plan assets	621	614

Fair value measurements of plan assets

The following table sets forth by level within the fair value hierarchy the fair value of assets held by our international pension plans.

Millions of dollars	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs for Similar Assets	Significant Unobservable Inputs	Total
Common/collective trust funds (a)				
Equity funds	$ –	$ 241	$ –	$ 241
Bond funds	–	110	–	110
Balanced funds	–	12	–	12
Corporate bonds	–	89	–	89
United States equity securities	67	–	–	67
Non-United States equity securities	64	–	–	64
Other assets	15	16	91	122
Fair value of plan assets at December 31, 2011	$ 146	$ 468	$ 91	$ 705
Common/collective trust funds (a)				
Equity funds	$ –	$ 155	$ –	$ 155
Bond funds	–	97	–	97
Balanced funds	–	14	–	14
Non-United States equity securities	133	–	–	133
Corporate bonds	–	84	–	84
United States equity securities	41	–	–	41
Other assets	82	6	79	167
Fair value of plan assets at December 31, 2010	$ 256	$ 356	$ 79	$ 691

(a) Strategies are generally to invest in equity or debt securities, or a combination thereof, that match or outperform certain predefined indices.

Equity securities are traded in active markets and valued based on their quoted fair value by independent pricing vendors. Government bonds and corporate bonds are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates. Common/collective trust funds are valued at the net asset value of units held by the plans at year-end.

Our investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities, as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities, as they are expected to produce current income with limited volatility. The fixed income allocation is generally invested with a similar maturity profile to that of the benefit obligations to ensure that changes in interest rates are adequately reflected in the assets of the plan. Risk management practices include diversification by issuer, industry, and geography, as well as the use of multiple asset classes and investment managers within each asset class.

For our United Kingdom pension plan, which constituted 74% of our international pension plans' projected benefit obligations at December 31, 2011, the target asset allocation is 65% equity securities and 35% fixed income securities.

Net periodic benefit cost

Net periodic benefit cost for our international pension plans was $27 million in 2011, $28 million in 2010, and $32 million in 2009.

Actuarial assumptions

Certain weighted-average actuarial assumptions used to determine benefit obligations of our international pension plans at December 31 were as follows:

	2011	2010
Discount rate	5.2%	5.7%
Rate of compensation increase	5.4%	5.2%

Certain weighted-average actuarial assumptions used to determine net periodic benefit cost of our international pension plans for the years ended December 31 were as follows:

	2011	2010	2009
Discount rate	7.1%	7.9%	7.4%
Expected long-term return on plan assets	5.7%	5.6%	5.6%
Rate of compensation increase	6.2%	6.4%	5.7%

Assumed long-term rates of return on plan assets, discount rates for estimating benefit obligations, and rates of compensation increases vary by plan according to local economic conditions. Discount rates were determined based on the prevailing market rates of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Expected long-term rates of return on plan assets were determined based upon an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions.

Expected cash flows

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In certain countries the funding requirements are mandatory, while in other countries they are discretionary. We currently expect to contribute $11 million to our international pension plans in 2012.

Benefit payments. Expected benefit payments over the next 10 years are approximately $25 million annually for our international pension plans.

Note 14. Accounting Standards Recently Adopted

In September 2011, the Financial Accounting Standards Board (FASB) issued an update to existing guidance on the assessment of goodwill impairment. This update simplifies the assessment of goodwill for impairment by allowing companies to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two step impairment review process. It also amends the examples of events or circumstances that would be considered in a goodwill impairment evaluation. We have elected to early adopt this update to be effective for the fiscal year beginning January 1, 2011. The adoption of this update did not have an impact on our annual goodwill assessment.

On January 1, 2011, we adopted an update issued by the FASB to existing guidance on revenue recognition for arrangements with multiple deliverables. This update allows companies to allocate consideration for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. It also requires additional disclosures on the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices. The update is effective for fiscal years beginning after June 15, 2010. The adoption of this update did not have a material impact on our consolidated financial statements or existing revenue recognition policies.

HALLIBURTON COMPANY
Selected Financial Data [(1)]
(Unaudited)

Millions of dollars and shares except per share and employee data	Year Ended December 31 2011	2010	2009	2008	2007
Total revenue	$ 24,829	$ 17,973	$ 14,675	$ 18,279	$ 15,264
Total operating income	$ 4,737	$ 3,009	$ 1,994	$ 4,010	$ 3,498
Nonoperating expense, net	(288)	(354)	(312)	(161)	(51)
Income from continuing operations before income taxes	4,449	2,655	1,682	3,849	3,447
Provision for income taxes	(1,439)	(853)	(518)	(1,211)	(907)
Income from continuing operations	$ 3,010	$ 1,802	$ 1,164	$ 2,638	$ 2,540
Income (loss) from discontinued operations	(166)	40	(9)	(423)	996
Net income	$ 2,844	$ 1,842	$ 1,155	$ 2,215	$ 3,536
Noncontrolling interest in net (income) loss of subsidiaries	(5)	(7)	(10)	9	(50)
Net income attributable to company	$ 2,839	$ 1,835	$ 1,145	$ 2,224	$ 3,486
Amounts attributable to company shareholders:					
Continuing operations	$ 3,005	$ 1,795	$ 1,154	$ 2,647	$ 2,511
Discontinued operations	(166)	40	(9)	(423)	975
Net income	2,839	1,835	1,145	2,224	3,486
Basic income per share attributable to shareholders:					
Continuing operations	$ 3.27	$ 1.98	$ 1.28	$ 3.00	$ 2.73
Net income	3.09	2.02	1.27	2.52	3.79
Diluted income per share attributable to shareholders:					
Continuing operations	3.26	1.97	1.28	2.91	2.63
Net income	3.08	2.01	1.27	2.45	3.65
Cash dividends per share	0.36	0.36	0.36	0.36	0.35
Return on average shareholders' equity	24.06%	19.17%	13.88%	30.24%	48.31%
Financial position:					
Net working capital	$ 7,456	$ 6,129	$ 5,749	$ 4,630	$ 5,162
Total assets	23,677	18,297	16,538	14,385	13,135
Property, plant, and equipment, net	8,492	6,842	5,759	4,782	3,630
Long-term debt (including current maturities)	4,820	3,824	4,574	2,612	2,779
Total shareholders' equity	13,216	10,387	8,757	7,744	6,966
Total capitalization	18,097	14,241	13,331	10,369	9,756
Basic weighted average common shares outstanding	918	908	900	883	919
Diluted weighted average common shares outstanding	922	911	902	909	955
Other financial data:					
Capital expenditures	$ 2,953	$ 2,069	$ 1,864	$ 1,824	$ 1,583
Long-term borrowings (repayments), net	978	(790)	1,944	(861)	(7)
Depreciation, depletion, and amortization	1,359	1,119	931	738	583
Payroll and employee benefits	6,756	5,370	4,783	5,264	4,585
Number of employees	68,000	58,000	51,000	57,000	51,000

(1) All periods presented reflect the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007.

HALLIBURTON COMPANY
Quarterly Data and Market Price Information [1]
(Unaudited)

Millions of dollars except per share data	Quarter First	Second	Third	Fourth	Year
2011					
Revenue	$ 5,282	$ 5,935	$ 6,548	$ 7,064	$ 24,829
Operating income	814	1,161	1,332	1,430	4,737
Net income	511	741	685	907	2,844
Amounts attributable to company shareholders:					
Income from continuing operations	512	739	848	906	3,005
Income (loss) from discontinued operations	(1)	–	(165)	–	(166)
Net income attributable to company	511	739	683	906	2,839
Basic income per share attributable to company shareholders:					
Income from continuing operations	0.56	0.81	0.92	0.98	3.27
Income (loss) from discontinued operations	–	–	(0.18)	–	(0.18)
Net income	0.56	0.81	0.74	0.98	3.09
Diluted income per share attributable to company shareholders:					
Income from continuing operations	0.56	0.80	0.92	0.98	3.26
Income (loss) from discontinued operations	–	–	(0.18)	–	(0.18)
Net income	0.56	0.80	0.74	0.98	3.08
Cash dividends paid per share	0.09	0.09	0.09	0.09	0.36
Common stock prices [1]					
High	50.47	51.45	57.77	40.43	57.77
Low	37.68	44.47	30.48	27.21	27.21
2010					
Revenue	$ 3,761	$ 4,387	$ 4,665	$ 5,160	$ 17,973
Operating income	449	762	818	980	3,009
Net income	207	483	545	607	1,842
Amounts attributable to company shareholders:					
Income from continuing operations	211	474	485	625	1,795
Income (loss) from discontinued operations	(5)	6	59	(20)	40
Net income attributable to company	206	480	544	605	1,835
Basic income per share attributable to company shareholders:					
Income from continuing operations	0.23	0.52	0.53	0.69	1.98
Income (loss) from discontinued operations	–	0.01	0.07	(0.02)	0.04
Net income	0.23	0.53	0.60	0.67	2.02
Diluted income per share attributable to company shareholders:					
Income from continuing operations	0.23	0.52	0.53	0.68	1.97
Income (loss) from discontinued operations	–	0.01	0.07	(0.02)	0.04
Net income	0.23	0.53	0.60	0.66	2.01
Cash dividends paid per share	0.09	0.09	0.09	0.09	0.36
Common stock prices [1]					
High	34.87	35.22	33.84	41.73	41.73
Low	27.71	21.10	24.27	28.86	21.10

(1) New York Stock Exchange – composite transactions high and low intraday price.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required for the directors of the Registrant is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the captions "Election of Directors" and "Involvement in Certain Legal Proceedings." The information required for the executive officers of the Registrant is included under Part I on pages 6 through 7 of this annual report. The information required for a delinquent form required under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," to the extent any disclosure is required. The information for our code of ethics is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Corporate Governance." The information regarding our Audit Committee and the independence of its members, along with information about the audit committee financial expert(s) serving on the Audit Committee, is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "The Board of Directors and Standing Committees of Directors."

Item 11. Executive Compensation.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal 2011," "Outstanding Equity Awards at Fiscal Year End 2011," "2011 Option Exercises and Stock Vested," "2011 Nonqualified Deferred Compensation," "Employment Contracts and Change-in-Control Arrangements," "Post-Termination Payments," "Equity Compensation Plan Information," and "Directors' Compensation."

Item 12(a). Security Ownership of Certain Beneficial Owners.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(b). Security Ownership of Management.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(c). Changes in Control.

Not applicable.

Item 12(d). Securities Authorized for Issuance Under Equity Compensation Plans.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Corporate Governance" to the extent any disclosure is required and under the caption "The Board of Directors and Standing Committees of Directors."

Item 14. Principal Accounting Fees and Services.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2012 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Fees Paid to KPMG LLP."

PART IV

Item 15. Exhibits

1. Financial Statements:
   The reports of the Independent Registered Public Accounting Firm and the financial statements of the Company as required by Part II, Item 8, are included on pages 70 and 71 and pages 72 through 116 of this annual report. See index on page (i).

2. Financial Statement Schedules:
   The schedules listed in Regulation 210.5-04 have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits:

Exhibit Number	Exhibits
3.1	Restated Certificate of Incorporation of Halliburton Company filed with the Secretary of State of Delaware on May 30, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed June 5, 2006, File No. 1-3492).
3.2	By-laws of Halliburton revised effective February 10, 2010 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed February 10, 2010, File No. 1-3492).
4.1	Form of debt security of 8.75% Debentures due February 12, 2021 (incorporated by reference to Exhibit 4(a) to the Form 8-K of Halliburton Company, now known as Halliburton Energy Services, Inc. (the Predecessor), dated as of February 20, 1991, File No. 1-3492).
4.2	Senior Indenture dated as of January 2, 1991 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee (incorporated by reference to Exhibit 4(b) to the Predecessor's Registration Statement on Form S-3 (Registration No. 33-38394) originally filed with the Securities and Exchange Commission on December 21, 1990), as supplemented and amended by the First Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.1 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).
4.3	Resolutions of the Predecessor's Board of Directors adopted at a meeting held on February 11, 1991 and of the special pricing committee of the Board of Directors of the Predecessor adopted at a meeting held on February 11, 1991 and the special pricing committee's consent in lieu of meeting dated February 12, 1991 (incorporated by reference to Exhibit 4(c) to the Predecessor's Form 8-K dated as of February 20, 1991, File No. 1-3492).

4.4 Second Senior Indenture dated as of December 1, 1996 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, as supplemented and amended by the First Supplemental Indenture dated as of December 5, 1996 between the Predecessor and the Trustee and the Second Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.2 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).

4.5 Third Supplemental Indenture dated as of August 1, 1997 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.7 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).

4.6 Fourth Supplemental Indenture dated as of September 29, 1998 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.8 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).

4.7 Resolutions of Halliburton's Board of Directors adopted by unanimous consent dated December 5, 1996 (incorporated by reference to Exhibit 4(g) of Halliburton's Form 10-K for the year ended December 31, 1996, File No. 1-3492).

4.8 Form of debt security of 6.75% Notes due February 1, 2027 (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K dated as of February 11, 1997, File No. 1-3492).

4.9 Resolutions of Halliburton's Board of Directors adopted at a special meeting held on September 28, 1998 (incorporated by reference to Exhibit 4.10 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).

4.10 Copies of instruments that define the rights of holders of miscellaneous long-term notes of Halliburton and its subsidiaries have not been filed with the Commission. Halliburton agrees to furnish copies of these instruments upon request.

4.11 Form of debt security of 7.53% Notes due May 12, 2017 (incorporated by reference to Exhibit 4.4 to Halliburton's Form 10-Q for the quarter ended March 31, 1997, File No. 1-3492).

4.12	Form of Indenture dated as of April 18, 1996 between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee (incorporated by reference to Exhibit 4 to Dresser's Registration Statement on Form S-3/A filed on April 19, 1996, Registration No. 333-01303), as supplemented and amended by Form of First Supplemental Indenture dated as of August 6, 1996 between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4.1 to Dresser's Form 8-K filed on August 9, 1996, File No. 1-4003).
4.13	Second Supplemental Indenture dated as of October 27, 2003 between DII Industries, LLC and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996 (incorporated by reference to Exhibit 4.15 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.14	Third Supplemental Indenture dated as of December 12, 2003 among DII Industries, LLC, Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, (incorporated by reference to Exhibit 4.16 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.15	Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).
4.16	Second Supplemental Indenture dated as of December 15, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.27 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.17	Form of note of 7.6% debentures due 2096 (included as Exhibit A to Exhibit 4.16 above).
4.18	Fourth Supplemental Indenture, dated as of September 12, 2008, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed September 12, 2008, File No. 1-3492).
4.19	Form of Global Note for Halliburton's 5.90% Senior Notes due 2018 (included as part of Exhibit 4.18).
4.20	Form of Global Note for Halliburton's 6.70% Senior Notes due 2038 (included as part of Exhibit 4.18).

4.21	Fifth Supplemental Indenture, dated as of March 13, 2009, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed March 13, 2009, File No. 1-3492).
4.22	Form of Global Note for Halliburton's 6.15% Senior Notes due 2019 (included as part of Exhibit 4.21).
4.23	Form of Global Note for Halliburton's 7.45% Senior Notes due 2039 (included as part of Exhibit 4.21).
4.24	Sixth Supplemental Indenture, dated as of November 14, 2011, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed November 14, 2011, File No. 1-3492).
4.25	Form of Global Note for Halliburton's 3.25% Senior Notes due 2021 (included as part of Exhibit 4.24).
4.26	Form of Global Note for Halliburton's 4.50% Senior Notes due 2041 (included as part of Exhibit 4.24).
10.1	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of the Predecessor's proxy statement dated March 23, 1993, File No. 1-3492).
10.2	Dresser Industries, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.16 to Halliburton's Form 10-K for the year ended December 31, 2000, File No. 1-3492).
10.3	ERISA Excess Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.7 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.4	ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.8 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.5	Employment Agreement (David J. Lesar) (incorporated by reference to Exhibit 10(n) to the Predecessor's Form 10-K for the year ended December 31, 1995, File No. 1-3492).
10.6	Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).

10.7	Halliburton Company Performance Unit Program (incorporated by reference to Exhibit 10.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2001, File No. 1-3492).
10.8	Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended June 30, 2002, File No. 1-3492).
10.9	Form of Indemnification Agreement for Officers (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.10	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.11	2008 Halliburton Elective Deferral Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.12	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.4 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.13	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.5 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.14	Halliburton Company Pension Equalizer Plan, as amended and restated effective March 1, 2007 (incorporated by reference to Exhibit 10.8 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.15	Halliburton Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.9 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.16	Retirement Plan for the Directors of Halliburton Company, as amended and restated effective July 1, 2007 (incorporated by reference to Exhibit 10.10 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.17	Employment Agreement (James S. Brown) (incorporated by reference to Exhibit 10.36 to Halliburton's Form 10-K for the year ended December 31, 2007, File No. 1-3492).
10.18	Executive Agreement (Lawrence J. Pope) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed December 12, 2008, File No. 1-3492).
10.19	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix B of Halliburton's proxy statement filed April 6, 2009, File No. 1-3492).

10.20 Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton's proxy statement filed April 6, 2009, File No. 1-3492).

10.21 Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).

10.22 Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).

10.23 Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).

10.24 Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton's Form S-8 filed May 21, 2009, Registration No. 333-159394).

10.25 First Amendment to Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).

10.26 Amendment No. 1 to Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).

10.27 Halliburton Annual Performance Pay Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).

10.28 Executive Agreement (Evelyn M. Angelle) (incorporated by reference to Exhibit 10.34 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

10.29 Executive Agreement (Timothy J. Probert) (incorporated by reference to Exhibit 10.36 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

10.30 Amendment to Executive Employment Agreement (James S. Brown) (incorporated by reference to Exhibit 10.39 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

10.31 Amendment to Executive Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.40 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

10.32 Amendment to Executive Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.43 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

	10.33	Amendment No. 1 to 2008 Halliburton Elective Deferral Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.41 to Halliburton's Form 10-K for the year ended December 31, 2010, File No. 1-3492).
	10.34	Executive Agreement (Joseph F. Andolino) (incorporated by reference to Exhibit 10.42 to Halliburton's Form 10-K for the year ended December 31, 2010, File No. 1-3492).
	10.35	Executive Agreement (Joe D. Rainey) (incorporated by reference to Exhibit 10.43 to Halliburton's Form 10-K for the year ended December 31, 2010, File No. 1-3492).
	10.36	U.S. $2,000,000,000 Five Year Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed February 23, 2011, File No. 1-3492).
	10.37	First Amendment dated February 10, 2011 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.2 to Halliburton's Form 10-Q for the quarter ended March 31, 2011, File No. 1-3492).
	10.38	First Amendment to the Retirement Plan for the Directors of Halliburton Company, effective September 1, 2007 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended March 31, 2011, File No. 1-3492).
	10.39	Underwriting Agreement, dated November 8, 2011, among Halliburton and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., RBS Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and the several other underwriters identified therein (incorporated by reference to Exhibit 1.1 to Halliburton's Form 8-K filed November 14, 2011, File No. 1-3492).
*	10.40	Executive Agreement (Christian A. Garcia).
*	10.41	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors.
*	10.42	Form of Restricted Stock Agreement (Section 16 officers).
*	10.43	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan).
*	12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
*	21.1	Subsidiaries of the Registrant.
*	23.1	Consent of KPMG LLP.

*	24.1	Powers of attorney for the following directors signed in February 2012: Alan M. Bennett James R. Boyd Milton Carroll Nance K. Dicciani Murry S. Gerber S. Malcolm Gillis Abdallah S. Jum'ah Robert A. Malone J. Landis Martin Debra L. Reed
*	31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**	32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*	95	Mine Safety Disclosures.
*	101.INS	XBRL Instance Document
*	101.SCH	XBRL Taxonomy Extension Schema Document
*	101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*	101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*	101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Filed with this Form 10-K.
** Furnished with this Form 10-K.

SIGNATURES

As required by Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has authorized this report to be signed on its behalf by the undersigned authorized individuals on this 16th day of February, 2012.

HALLIBURTON COMPANY

By /s/ David J. Lesar
David J. Lesar
Chairman of the Board,
President, and Chief Executive Officer

As required by the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated on this 16th day of February, 2012.

Signature	Title
/s/ David J. Lesar David J. Lesar	Chairman of the Board, President, Chief Executive Officer, and Director
/s/ Mark A. McCollum Mark A. McCollum	Executive Vice President and Chief Financial Officer
/s/ Evelyn M. Angelle Evelyn M. Angelle	Senior Vice President and Chief Accounting Officer

Signature	Title
* Alan M. Bennett Alan M. Bennett	Director
* James R. Boyd James R. Boyd	Director
* Milton Carroll Milton Carroll	Director
* Nance K. Dicciani Nance K. Dicciani	Director
* Murry S. Gerber Murry S. Gerber	Director
* S. Malcolm Gillis S. Malcolm Gillis	Director
* Abdallah S. Jum'ah Abdallah S. Jum'ah	Director
* Robert A. Malone Robert A. Malone	Director
* J. Landis Martin J. Landis Martin	Director
* Debra L. Reed Debra L. Reed	Director

* /s/ Christina M. Ibrahim
Christina M. Ibrahim, Attorney-in-fact